 Ponce Financial Group

 **2024** Annual Report

Building & Empowering *Communities* to Prosperity

To our Shareholders, Colleagues, Customers, and Friends:

Since our full conversion, we have shared stories about our efforts to transform Ponce Bank into a larger, sounder, more dynamic and innovative community banking institution. These stories have a common theme grounded in our mission and purpose as a Community Development Financial Institution and a Minority Depository Institution for which doing good has always been the cornerstone of doing well.

We believe that for many of our stakeholders this mission remains a significant, if not the singular, reason for their investments. And we welcome that because we believe our mission is the foundation of our success, and a primary differenciator in the banking and community marketplace.

> " ...our mission is the foundation of our success, and a primary differentiator in the banking and community marketplace. "

Our brand is our behavior, and our behaviors are first and foremost centered around the difficult but critical work of building local economies into engines of economic success that drive all members of our community forward in equal measure. These behaviors provide our customers with many reasons to Love Local Banking,^{SM} as our slogan shared throughout the year has suggested.

Today, we will continue sharing these stories of impact, but we are going to share them in a language that is perhaps more universal to those of you charting and tracking your investments. Today, we are going to share our story strictly by the numbers.

To begin with, as the CEO, I am proud to address you today in my 10th year since joining Ponce Bank full-time. As many of you know, I have been part of the Ponce Family for much longer, having served as Advisor and Regulatory Counsel for over three decades before joining the Executive Management team back in 2015. And our Executive Chairman, Steven Tsavaris, is also proud to address you today

in his 35th year on the Board of Directors and while celebrating his 30th year since joining the Ponce Bank executive management team. In our long history the two of us have not only witnessed, but have participated in, nearly every major milestone the Bank has reached over the past 40 years – from a de novo mutual to a $3 billion public institution.

It feels appropriate to dwell on this legacy for a moment today, because, quite frankly, every bank...every business...indeed every one of us, are swimming in a tide of extreme uncertainty right now. And while we know you all would love for us to tell you exactly what is on the horizon for Ponce Bank and Ponce Financial Group, it is not possible. We simply cannot be certain, especially in today's climate where change surfaces with every news cycle.

What we can tell you today is that although we are not certain, we ARE extremely confident. We are confident that Ponce Bank has been positioned and continues positioning itself for success. We are confident that we have built a solid foundation for the Ponce Financial Group. And we are confident that we are prepared to continue thriving, despite all the uncertainty that we live with today. As we share the highlights of the past year, we trust that you too will feel confident. For it is through this 20/20 vision of hindsight, that we believe you will gain confidence in the sound choices we have made, the progress we have achieved, and consequently the sterling potential that glimmers in Ponce's future. A future that we feel confident about, having been around to witness so much of Ponce's storied past.

$3B Let's start with the biggest number... Three Billion Dollars.

In 2015, we held $700 million in assets, and at the end of 2024, less than 10 years later, we hit $3 billion, an over four-fold increase. This growth, and further growth, has been possible because over the same period our total capital has increased from $90 million to over $500 million. This has given us tremendous strength, as well as the challenge of safely deploying our capital.



A smaller but equally significant number is our return on assets, which we are happy to report, is also trending upward, having reached nearly 40 basis points. We still have a long way to go towards our target of 100 basis points, but we have shown a significant improvement here and it contributed to another big number for 2024 ... $10.3 million ... $10.3 million in profit ... That is an increase from 2023 of over 200%.

There were several positive trends fueling this profitability that should continue to accrue to our bottom line throughout 2025. First off, our construction lending team continues to underwrite high-yielding loans that contribute to an improving net-interest margin. In fact, during 2024, our loan yields rose by 41 basis points from 5.86% to 6.27%. And these loans have another high value – affordable housing in pervasive poverty counties. Most of these loans are considered Deep Impact under the guidelines of the Emergency Capital Investment Program ("ECIP") and serve to lower the dividends payable on our preferred stock to the U.S. Treasury ("Treasury"), providing additional benefits to our common shareholders.

Next, our investment in Salesforce process automation and the digitization of our document workflows, which we began in 2021, decreased significantly in 2024 as these systems became fully operational. We are beginning to see returns on these investments in the form of time-saving efficiencies, reduced costs of document storage, handling and destruction, and a more comprehensive view of our customer relationships and opportunities.

These trends should accelerate as our new in-house Salesforce development team ramps up. They are more attuned to our needs and have undertaken the development and support functions previously handled by higher-cost consultants. This home-grown team illustrates a process we focused on, historically and for

Profit increase from 2023 of over

200%

2023   2024

much of 2024. We believe in the continued investment in our employees so we can ensure career growth while reducing reliance on third-party providers. Their efforts are often informed by the dashboard views and data analysis opportunities that our Salesforce system provides. We have only just begun tapping into the power this automation process brings to our management team.

Another number we are proud to share is $34 million. That is how many deposits we gathered



Carlos Naudon
President & CEO
Ponce Financial Group



$34 Million Deposits in 12 weeks

during the first 12 weeks after launching our new digital branch, PonceBank+Direct℠.

And these deposits were gathered without the benefit of any paid advertising! We deliberately wanted to regulate volume during the first few months to test and refine the user-experience as well as our back-office processes. This new digital branch is also a test for a banking platform that provides new avenues for expansion including easy API integrations with third-party, best-of-breed software that will help us expand and improve our customer offerings in the future.

Speaking of millions, we are excited to share that up to $55 million in municipal deposits have been committed thanks to the designation of our Westchester Avenue branch as anchor of the new Castle Hill Banking Development District. $35 Million was deposited in the branch by New York State on July 31st and we are eligible for an additional $20 million in deposits from New York City when they meet for their annual budgeting process in May. Banking Development District (BDD) deposits are committed for at least 10 years to provide a strong foundation that allows us to expand services within the neighborhoods that the BDD serves. These BDDs align directly with our mission to bring services and financial mastery into neighborhoods long neglected by larger banks.

> " **mission to bring services and education into neighborhoods long neglected by larger banks.** "

We will pursue additional BDD designations wherever we see opportunities for this type of impact.

We used the BDD designation of our Westchester Branch to re-launch our retail transformation efforts that were curtailed by the onset of the Covid-19 pandemic. In January of 2025, we cut the ribbon on a Westchester branch better designed to engage with the community, support local events and organizations, and truly serve as the financial hub of the neighborhood. Our value-engineered, design/build strategy made this our most cost-effective transformation so far and as we continue these efforts, we look forward to a branch network that is consistently branded, efficiently managed, and well situated to serve as the authentic, community anchoring nexuses for which we have become well known.

The next set of numbers are relatively small, but they are mighty. And they are growing. They stem from our efforts to become The Best Bank for Small Businesses in New York and New Jersey. We believe that our retail banking and customer service teams are better positioned to support small business owners with the sort of personal connection, understanding, support, and services that they deserve. This positioning is critical because small businesses are the engines of our local economies and are capable of providing more impact than almost any other single economic lever. They create jobs, they promote culture, they are sources of pride and prosperity that elevate all who surround them. This is also why we are proud to advocate for, train, and support, these community-serving entrepreneurs.

Ponce Bank | Prosper As part of these efforts, we continued to promote our Prosper Small Business Loan offering. These alternatively underwritten loans enable small business owners to take advantage of quick decisions for small loans needed for capital investment, inventory management, raw goods, etc., and are underwritten through the analysis of a business' existing and historical cash flows in their bank accounts. We view these loans, available to businesses often lacking formal financial statements, to be critical for the development of resilient localized economies. We also officially activated our SBA lending program in 2024 and saw it quickly grow in loan volume thanks to a newly dedicated SBA sales team.

We also provided in 2024 no-cost business education to over 400 small business owners through our Ponce Bank $mall Business Bootcamp℠ and thanks to a grant from our core vendor Fiserv we issued over $125,000 in awards to graduates of the program who competed in a series of "pitch nights" undertaken throughout our entire network in New York City and New Jersey. These awards provided seed capital for 19 small businesses. The Fiserv commitment was renewed so we look forward to more pitch nights and awards to come in 2025.

Another important small-business support effort is our continued sponsorship of the Best of the Bronx and the Best of Brooklyn small business recognition program. This program engages the entire community in a process that enables them to vote for their favorite burger, best plumber, coolest driving school, friendliest bodega and more. The winners are celebrated at an annual gathering, and they proudly display the Ponce Bank Best of the Bronx or Best of Brooklyn logos on their menus, in their storefronts, and on their advertising throughout the year. This not only celebrates their own success but advocates for Ponce Bank as a proud supporter of local businesses throughout each borough, generating incalculable good will and unity for our brand.

Finally, we have saved the best number for last. For all the improvements in profitability made possible by our growth, expansion, efficiencies, and automation, one number will impact our shareholder value significantly over everything else, and we are laser focused on seeing this come to fruition. That number stems from the $225 million capital investment made by Treasury under ECIP. This program provided Ponce Bank and other impact focused institutions with capital investments in the form of preferred shares issued to Treasury. For Ponce Financial Group, this $225 million investment nearly doubled our capital position, allowing us to fuel our continued growth plans and reinvestment goals.

The program also came with a powerful incentive to invest in low-to-moderate income areas that are deemed as having a Deep Impact. The reward for making these investments is a reduced dividend rate, which is remeasured on an annual basis. As of year-end 2024, we have exceeded the requisite 60% Deep Impact Lending threshold for 10 consecutive quarters and are currently at a cumulative 79%. Exceeding this threshold reduces our dividends by nearly $3.75 million a year and this year contributed 15 cents to our book value per share.

But that is just the tip of the iceberg. In December of 2024, we signed a contract with Treasury that allows us to buy back those preferred shares, provided we continue to meet or exceed the Deep Impact threshold for the next 6 quarters and meet certain other required conditions. The buyback price is determined subject to a present value formula and is potentially less than 7 cents on the dollar, based on current rates and other inputs. The repurchase could occur as early as Q3 2026, provided we continue to

meet the required criteria. And that, my dear Ponce Family, could add over $8 of book value to every outstanding share of Ponce Financial Group stock, based on current assumptions of rate and other economic factors. Although the consummation of the repurchase transaction cannot be guaranteed, exceeding the Deep Impact threshold and qualifying to buy back the preferred shares at a deep discount is and will remain a top priority of our team.

Whether our story is told through anecdotes of impact, or by sticking strictly to the numbers, you can clearly see, the story stays the same. Ponce Bank remains a case study for the benefit of doing good as a means for performing well.

Love Local Banking℠

Thank you for letting us "do the numbers" with you today and share our confidence in the future with you. We are proud to have led Ponce Bank during the past years, an era of unprecedented growth, but more importantly an era in which our capacity for impact was not only recognized but handsomely rewarded. Our brand, embodied since inception, galvanized during the pandemic crisis, has been both validated and celebrated. We were founded by the community, and we are De la Comunidad, En la Comunidad, y Para Comunidad℠. Of the Community, In the Community and For the Community℠. Our mission and purpose give back to our community and for that we continue to reap copious benefits. Thank you for your time. Thank you for your investment. Thank you for learning to Love Local Banking℠.



Carlos P Naudon

Carlos P. Naudon
CEO & President
Ponce Financial Group



Steven A Tsavaris

Steven A. Tsavaris
Executive Chairman
Ponce Financial Group

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


For the fiscal year ended December 31, 2024

OR


☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-41255

Ponce Financial Group, Inc.
(Exact name of Registrant as specified in its Charter)


Maryland	**87-1893965**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2244 Westchester Avenue	
Bronx, NY	**10462**
(Address of principal executive offices)	**(Zip Code)**


Registrant's telephone number, including area code: (718) 931-9000


Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	PDLB	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ◢

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on June 28, 2024 was $194,666,597.

As of March 12, 2025, the registrant had 23,966,191 shares of common stock, $0.01 par value per share, outstanding.

Documents Incorporated by Reference: Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders, scheduled to be held on June 12, 2025, are incorporated into Part III hereof.

Auditor Firm Id: 686	Auditor Name: Forvis Mazars, LLP
Auditor Location: New York, New York, USA	

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Table of Contents

PART I   1

    Item 1. Business   1

    Item 1A. Risk Factors   28

    Item 1B. Unresolved Staff Comments   43

    Item 1C. Cybersecurity   43

    Item 2. Properties   44

    Item 3. Legal Proceedings   45

    Item 4. Mine Safety Disclosures   45

PART II   46

    Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities   46

    Item 6. Reserved   46

    Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations   47

    Item 7A. Quantitative and Qualitative Disclosures About Market Risk   66

    Item 8. Financial Statements and Supplementary Data   67

    Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure   117

    Item 9A. Controls and Procedures   117

    Item 9B. Other Information   118

    Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection   118

PART III   119

    Item 10. Directors, Executive Officers and Corporate Governance   119

    Item 11. Executive Compensation   119

    Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters   119

    Item 13. Certain Relationships and Related Transactions, and Director Independence   119

    Item 14. Principal Accounting Fees and Services   119

PART IV   119

    Item 15. Exhibits, Financial Statement Schedules   119

    Item 16. Form 10-K Summary   122

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "intend," "anticipate," "assume," "plan," "seek," "expect," "will," "may," "should," "indicate," "would," "believe," "contemplate," "continue," "target" and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of the Company's goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of its loan and investment portfolios; and

- estimates of the risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- the scope, duration and severity of rising interest rate and its effects on our business and operations, our customers, including their ability to make timely payments on loans, our service providers, and on the economy and financial markets in general;

- changes in consumer spending, borrowing and savings habits;

- general economic conditions, either nationally or in the market areas, that are worse than expected;

- the Company's ability to manage market risk, credit risk and operational risk in the current economic environment;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- the ability to access cost-effective funding;

- fluctuations in real estate values and real estate market conditions;

- demand for loans and deposits in the market area;

- the Company's ability to implement and change its business strategies;

- competition among depository and other financial institutions;

- inflation and changes in the interest rate environment that reduce the Company's margins and yields, its mortgage banking revenues, the fair value of financial instruments or the level of loan originations, or increase the level of defaults, losses and prepayments on loans the Company have made and make;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- adverse changes related to the businesses of our partners;

- changes in the quality or composition of the Company's loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected;

- the inability of third party providers to perform as expected;

- the Company's ability to enter new markets successfully and capitalize on growth opportunities;

- the Company's ability to successfully integrate into its operations, any assets, liabilities, customers, systems and management personnel the Company may acquire and management's ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- the Company's ability to retain key employees;

- the Company's compensation expense associated with equity allocated or awarded to its employees; and

- changes in the financial condition, results of operations or future prospects of issuers of securities that the Company may own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. The Company is under no duty to and does not assume any obligation to update any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

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Item 1. Business

Ponce Financial Group, Inc.

Ponce Financial Group, Inc. (hereafter referred to as "we," "our," "us," "Ponce Financial Group, Inc.," or the "Company"), is the holding company of Ponce Bank ("Ponce Bank" or the "Bank"), a federally chartered stock savings association. The Company is authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the acquisition of banking and financial services companies.

The Company's cash flow is dependent on earnings from investments and any dividends received from Ponce Bank. Ponce Financial Group, Inc. does not own nor lease any property, but instead uses the premises, equipment and furniture of Ponce Bank. At the present time, the Company employs only persons who are officers of Ponce Bank to serve as officers of Ponce Financial Group, Inc. It uses the support staff of Ponce Bank from time to time. These persons are not separately compensated by Ponce Financial Group, Inc. Ponce Financial Group, Inc. may hire additional employees, as appropriate, to the extent it so determines in the future.

The Company's executive office is located at 2244 Westchester Avenue, Bronx, New York 10462, and the telephone number at that address is (718) 931-9000.

Available Information

Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Ponce Financial Group, Inc. is required to file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The Company electronically files its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other reports as required with the SEC. The SEC website, www.sec.gov, provides access to all Company filings which have been filed electronically. Additionally, the Company's SEC filings and additional shareholders' information are available free of charge on the Bank's website, www.poncebank.com (within the Investor Relations section). The references to our website address and the SEC's website address do not constitute incorporation by reference of the information contained in those websites and should not be considered part of this annual report.

The Company's common stock is traded on The NASDAQ Stock Market, LLC under the symbol "PDLB."

Ponce Bank

Ponce Bank is a federally-chartered stock savings association headquartered in the Bronx, New York. Ponce Bank was originally chartered in 1960 as a federally-chartered mutual savings and loan association under the name Ponce De Leon Federal Savings and Loan Association. In 1985, the Bank changed its name to "Ponce De Leon Federal Savings Bank." In 1997, the Bank changed its name again to "Ponce De Leon Federal Bank." In 2017, the Bank adopted its current name. The assets and liabilities of Ponce De Leon Federal Bank were transferred to and assumed by the Bank. The Bank is designated as a Minority Depository Institution ("MDI") and a Community Development Financial Institution ("CDFI") under applicable regulations and is a certified Small Business Administration ("SBA') lender. The Bank is subject to comprehensive regulation and examination by the Office of Comptroller of the Currency (the "OCC").

The Company's business is conducted through the administrative office and 13 full service banking and 5 mortgage loan offices. The banking offices are located in New York City – the Bronx (4 branches), Queens (3 branches), Brooklyn (3 branches), Manhattan (2 branches) and Union City (1 branch), New Jersey. The mortgage loan offices are located in Queens (3) and Brooklyn (1), New York and Bergenfield (1), New Jersey. On June 1, 2024, the Company opened a representative office in Coral Gables, Florida. The Company's primary market area currently consists of the New York City metropolitan area.

The Bank's business primarily consists of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in mortgage loans, consisting of one-to-four family residential (both investor-owned and owner-occupied), multifamily residential, nonresidential properties and construction and land, and, to a lesser extent, in business and consumer loans. The Bank also invests in securities, which have historically consisted of U.S. government and federal agency securities and securities issued by government-sponsored or owned enterprises, corporate securities, mortgage-backed securities and Federal Home Loan Bank of New York (the "FHLBNY") stock. The Bank offers a variety of deposit accounts, including demand, savings, money markets and certificates of deposit accounts.

Business Strategy

The Company's goal is to provide long-term value to our stockholders, customers, employees and the communities we serve (collectively our "stakeholders") by executing a safe and sound business strategy that produces increasing value. The Company believes there is a significant opportunity for an immigrant community-focused, minority-directed bank to provide a full range of financial services to business and consumer customers in our market area and other similar communities.

Our current business strategy consists of the following:

- *Maximize Balance Sheet Efficiency.* In order to generate liquidity to support our lending activity and meet local demand, our strategy involves increasing mission driven/specialty deposits, growing Ponce Bank Direct deposits, cross-selling deposit products to commercial customers, and executing loan participation capabilities.

- *Qualify for Repurchase of the Preferred Stock Issued Pursuant to the Emergency Capital Investment Program ("ECIP").* Qualify for ECIP Repurchase (see Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations. - Federal Economic Relief Funds To Aid Lending to Small Businesses - Emergency Capital Investment Program). Focus loan originations on applications that meet the Qualified and Deep Impact Lending provisions of ECIP.

- *Adapt and increase utilization of technology.* Drive adoption via reporting/tracking in loan origination system ("LOS")and enhance Deposit Account Opening ("DAO"). Automate SBA processes. Transition to construction monitoring application.

- *Build bank profitability year over year.* Manage operating expenses through based on asset growth. Ensure CDFI grant initiatives are prioritized and executed to enable further grant opportunities.

- *Attract, develop and retain an engaged, high performing workforce.* Refine performance management system to align with strategic initiatives and continue to build and leverage Ponce culture.

- *Build Ponce Bank 2.0*. Ensure risk management and compliance controls are aligned with strategic priorities. Improve processes to gain efficiencies.

For additional information related to our business strategies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Vision 2025 Evolves."

Employees and Human Capital Resources

As of December 31, 2024, the Company had 218 full time equivalent employees. None of the Company's employees are represented by a labor union, and management considers its relationship with employees to be good. The Company believes its ability to attract and retain employees is key to its success. Accordingly, the Company strives to offer competitive salaries and employee benefits to all employees and monitors salaries and other compensation in its market area.

The Company encourages and supports the growth and development of our employees. Continual learning and career development is advanced through ongoing performance and development conversations with employees, internally developed training programs and educational reimbursement programs.

The Company believes that its business is strengthened by a diverse workforce that reflects the communities in which it operates. The Company also believes that all of its team members should be treated with respect and equality, regardless of gender, ethnicity, sexual orientation, gender identity, religious beliefs, or other characteristics. As such, we maintain strong non-discrimination and anti-harassment policies.
.

Market Area

The Bank is headquartered in the Bronx, New York, with a primary market in the other boroughs of New York City (excluding Staten Island), Hudson and Bergen Counties, New Jersey. The Bank recently opened a representative office in Coral Gables, Florida. The size and complex nature of the geographic footprint makes for diverse demographics that continue to undergo significant changes, in terms of economic, racial, ethnic and age parameters, all with potentially substantial long-term institutional ramifications.

The Bank's primary deposit base includes a large and stable base of locally employed blue-collar workers with low-to-medium income, middle-aged, and with limited investment funds. Within the base of locally employed blue-collar workers there is a significant, and growing, portion of recently immigrated, younger, lower-skilled laborers. The influx of immigrant lower-skilled workers, however, has been hampered by the increases in rental rates in the rental housing market within the New York City metropolitan area.

Another significant customer segment of the Bank consists of middle-aged and older white-collar, high-income individuals, many of whom are self-employed real estate investors and developers. They constitute a large percentage of the borrowing base of the Bank and, increasingly, are becoming the source of a significant percentage of commercial deposits.

The Bank has historically been funded through local community deposits. Although the Bank continues to rely primarily on community deposits from its market areas to fund investments and loans, an increasing portion of deposits have come from internet sources and large banks and corporations that are supportive of the mission of the Bank. Included in the mix of community deposits are demand and money market funds of consumer, commercial and not-for-profit entities, with a decreasing reliance on time deposits. Additionally, the Bank has been using alternative funding sources such as brokered deposits, FHLBNY and Federal Reserve Bank of New York ("FRBNY") advances to support loan growth.

Competition

The Company faces significant competition within its market area both in originating loans and attracting deposits. There is a high concentration of financial institutions in the market area, including national, regional and other locally-operated commercial banks, savings banks, savings associations and credit unions whose activities include banking as well as mortgage lending. Several "mega" banks exist in the market, such as JPMorgan Chase, Citibank and Capital One, many of whom are continuing to push for retail deposits and home mortgages. A number of the Bank's competitors offer non-deposit products and services that the Bank does not currently offer, such as trust services, private banking, insurance services and asset management. Additionally, the Company faces an increasing level of competition from non-core financial service providers that do not necessarily maintain a physical presence in the Bank's market area, such as LendingClub, Quicken Loans, Freedom Mortgage and many internet financial service providers. The amount of competition facing the Company is extensive and can negatively impact its growth.

The market share of bank deposits in the New York area can be difficult to quantify, as some "mega" banks will include large scale deposits from around the world as held at headquarters. However, in Bronx County, New York, where the Bank maintains four branches, it holds 1.67% (as of June 30, 2024) of the market's deposits. This represents the Bank's largest market share in a county-level area. The Bank continues to work to improve its market position by expanding its brand within its current market area, and building its capacity to provide more products and services to its customers.

Lending Activities

General. The Bank's principal lending activity is originating real estate-secured loans, including one-to-four family investor-owned and owner-occupied residential loans, multifamily residential loans, nonresidential property loans, construction and land loans, and commercial and industrial ("C&I") business loans and consumer loans. It originates real estate and other loans through its loan officers, marketing efforts, customer base, walk-in customers and referrals from real estate brokers, builders and attorneys. Subject to market conditions and its asset-liability analysis, the Bank looks to maintain its emphasis on multifamily residential and nonresidential property loans while growing the overall loan portfolio and increasing the overall yield earned on loans.

Lending activities are conducted primarily by the Bank's loan officers operating at its main and branch office locations as well as remotely. All loan originations are underwritten pursuant to the Bank's policies and procedures. For business loan originations, variable rate pricing is offered based on prime rate plus a margin.

Loan Portfolio Composition. The following table sets forth the composition of the Bank's loan portfolio by type of loan (excluding mortgage loans held for sale) at the dates indicated. Loans in process at December 31, 2024 and 2023 were $359.2 million and $520.3 million, respectively.

	At December 31,									
	2024		2023		2022		2021		2020	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Mortgage loans:										
1-4 family residential										
Investor-owned	$ 330,053	14.30%	$ 343,689	17.89%	$ 343,968	22.54%	$ 317,304	24.01%	$ 319,596	27.27%
Owner-occupied	142,363	6.17%	152,311	7.93%	134,878	8.84%	96,947	7.33%	98,795	8.43%
Multifamily residential	670,159	29.04%	550,559	28.65%	494,667	32.42%	348,300	26.34%	307,411	26.23%
Nonresidential properties	389,898	16.89%	342,343	17.81%	308,043	20.19%	239,691	18.13%	218,929	18.68%
Construction and land	733,660	31.79%	503,925	26.22%	185,018	12.13%	134,651	10.19%	105,858	9.03%
Total mortgage loans	2,266,133	98.19%	1,892,827	98.50%	1,466,574	96.12%	1,136,893	86.00%	1,050,589	89.64%
Nonmortgage loans:										
Business loans [1]	40,849	1.77%	19,779	1.03%	39,965	2.62%	150,512	11.38%	94,947	8.10%
Consumer loans [2]	1,038	0.04%	8,966	0.47%	19,129	1.26%	34,693	2.62%	26,517	2.26%
Total nonmortgage loans	41,887	1.81%	28,745	1.50%	59,094	3.88%	185,205	14.00%	121,464	10.36%
Total loans, gross	2,308,020	100.00%	1,921,572	100.00%	1,525,668	100.00%	1,322,098	100.00%	1,172,053	100.00%
Net deferred loan origination costs	1,081		468		2,051		(668)		1,457	
Allowance for credit losses	(22,502)		(26,154)		(34,592)		(16,352)		(14,870)	
Loans receivable, net	$2,286,599		$1,895,886		$1,493,127		$1,305,078		$1,158,640	

(1) As of December 31, 2024, 2023, 2022, 2021 and 2020, business loans include $0.5 million, $1.0 million, $20.0 million, $136.8 million and $85.3 million, respectively, of SBA Paycheck Protection Program ("PPP") loans.

(2) As of December 31, 2023, 2022, 2021 and 2020, consumer loans include $8.0 million, $18.2 million, $33.9 million and $25.5 million, respectively, of microloans. At December 31, 2024, these microloans were fully charged-off.

Loan Products Offered by the Bank. The following table provides a breakdown of the Bank's loan portfolio by product type and principal balance outstanding at December 31, 2024, excluding mortgage loans held for sale.

At December 31, 2024

Loan Type	# of Loans	Principal Balance	% of Portfolio
		(Dollars in thousands)	
Mortgage loans:			
1-4 Family residential			
Investor-owned	527	$ 330,053	14.30%
Owner-occupied	286	142,363	6.17%
Multifamily residential	369	670,159	29.04%
Nonresidential properties	218	389,898	16.89%
Construction and land			
Construction 1-4 Investor	2	3,941	0.17%
Construction Multifamily	61	634,189	27.48%
Construction Nonresidential	5	62,697	2.72%
Land loan	6	32,833	1.42%
Nonmortgage loans:			
Business loans			
C&I lines of credit	75	16,012	0.70%
C&I loans (term)	43	14,758	0.64%
SBA loans	10	9,530	0.41%
PPP loans	6	549	0.02%
Consumer loans			
Unsecured	21	505	0.02%
Passbook	57	533	0.02%
Grand Total	**1,686**	**$ 2,308,020**	**100.00%**

One-to-four Family Investor-Owned Loans. At December 31, 2024, one-to-four family investor-owned loans were $330.1 million, or 14.3% of the Bank's total loans. Investor-owned mortgage loans secured by non-owner-occupied one-to-four family residential property represents the Bank's fourth largest lending concentration. The majority of the portfolio, $291.7 million, or 88.4%, are two-to-four family properties (449 accounts), while the remaining $38.3 million, or 11.6%, are primarily single family, non-owner-occupied investment properties (78 accounts). The three largest loans outstanding in this category had outstanding balances of $5.2 million, $3.4 million and $2.8 million. In this category, loans totaling $129.2 million, or 39.1%, are secured by properties located in Queens County, $107.3 million, or 32.5%, in Kings County, $41.7 million, or 12.6%, in Bronx County, $11.8 million, or 3.6%, in New York County, $8.0 million, or 2.4%, in Westchester County, $7.2 million, or 2.2%, in Hudson County, $7.1 million, or 2.1% in Bergen County, $5.6 million, or 1.7% in Suffolk County, and $4.3 million, or 1.3%, in Nassau County. The rest of this category, 2.4%, is spread out in other counties and no other concentration exceeded $2.5 million, or 0.8%.

The Bank imposes prudent underwriting guidelines in the origination of such loans, including lower maximum loan-to-value ratios ("LTVs") of 70% on purchases and 65% on refinances, a required minimum debt service coverage ratio ("DSCR," net operating income divided by debt service requirement) of 1.20x that must be met by either the property on a standalone basis or by the inclusion of the owner(s) as co-borrower(s). In addition, all origination of such loans currently require that the transaction exhibit a global debt service coverage ratio (net operating income divided by debt service requirement) of no less than 1.0x. This coverage ratio indicates that the owner has the capacity to support the loan along with all personal obligations. On occasion, the Bank has required that the borrower establish a cash reserve to be held at the Bank in order to provide additional security. The maximum term on such loans is 30 years, typically with five-year adjustable rates.

One-to-four family investor-owned real estate loans involve a greater degree of risk than one-to-four family owner-occupied real estate loans. Rather than depending on the borrower's repayment ability from employment or other income, the borrower's repayment ability is primarily dependent on ensuring that a tenant occupies the investor property and has the financial capacity to pay sufficient rent to cover the borrower's debt. In addition, if an investor borrower has several loans secured by properties in the same market, the loans have risks similar to a multifamily real estate loan and repayment of those loans is subject to adverse conditions in the rental market or the local economy.

One-to-four Family Owner-occupied Loans. One-to-four family owner-occupied loans totaled $142.4 million, or 6.2% of the Bank's total loan portfolio at December 31, 2024. The three largest loans outstanding in this category had outstanding balances of $2.5 million, $2.1 million and $1.9 million. There are 25 loans with an outstanding balance in excess of $1.0 million, totaling $34.8 million, or approximately 24.5% of this category. At December 31, 2024, approximately $48.5 million, or 34.1%, of this category was secured by properties located in Queens County, $33.7 million, or 23.7%, in Kings County, $14.7 million, or 10.3%, in Nassau County, $9.4 million, or 6.6%, in Bronx County, $6.6 million, or 4.6%, in New York County, $6.2 million, or 4.4%, in Westchester County, $6.0 million, or 4.2%, in Richmond County, $5.3 million, or 3.7%, in Suffolk County, $3.3 million, or 2.3%, in Bergen County, $2.2 million, or 1.5%, in Monmouth County and $1.2 million, or 0.9%, in Hudson County. The rest of this category, less than 3.7%, is spread out in other counties and no other concentration exceeded $1.1 million, or 0.8%.

It is the Bank's policy to underwrite loans secured by one-to-four family owner-occupied residential real estate in a manner that ensures strict compliance with Federal and State regulations, including Dodd-Frank requirements. This includes underwriting to meet the standard of qualified mortgage requirements set by Freddie Mac or Fannie Mae or that meet non-qualified mortgage standards. A qualified mortgage is presumed to meet the borrower's ability to repay the loan. As part of this effort, the Bank employs software that tests each loan for qualified mortgage compliance. As a CDFI, the Bank is authorized to originate non-qualified mortgages. Non-qualified mortgages generally require greater down payments and other alternative credit requirements set by investors.

For loans underwritten to be held in the bank's portfolio, the Bank generally limits one-to-four family loans to a maximum loan-to-value ("LTV") ratio of 90% for a purchase and 80% for a refinance, based on the lower of the purchase price or appraised value. The maximum loan term is 30 years, self-amortizing. The Bank currently offers mostly 5/1 and 5/5 adjustable rate loans that adjust based on a spread ranging between 2.75% to 3.00% over the one or five-year FHLBNY rate, as well as a fixed-rate product. The maximum amount by which the interest rate may increase for adjustable rate loans is generally limited to 2% for the first two adjustments and 5% for the life of the loan.

Additionally, the Bank offers 1-4 loan family residential loans that are saleable in the secondary market. The salable programs give the Bank the option to offer FHA, conventional, and non-qualified loans to its consumers. These programs are underwritten specifically to the Government agencies guidelines, such as Freddie Mac, Fannie Mae, Federal Housing Administration/ HUD and the designated investors requirements. These loan products may allow up to 97% LTV (with mortgage insurance) and Debt ratios as high as 50%, based on credit and other factors, as well as Freddie Mac and Fannie Mae Automated underwriting system risk assessment. The terms offered are generally 10,15,20,25, and 30 years fixed rate.

Multifamily Loans. Multifamily loans totaled $670.2 million, or 29.0% of the Bank's total loan portfolio at December 31, 2024. Loans secured by multifamily properties represent the Bank's second largest concentration. The three largest loans were $35.0 million, $20.3 million and $20.0 million. Of the total of $670.2 million in multifamily loans, 159 loans have balances in excess of $1.0 million and account for $565.8 million, or approximately 84.4%, of this lending concentration. In terms of geographical concentrations, $246.5 million, or 36.8%, in Kings County, $227.1 million, or 33.9%, are secured by properties located in Queens County, $130.9 million, or 19.5%, in Bronx County, $26.2 million, or 3.9%, in Westchester County, $19.8 million, or 3.0%, in New York County, $13.9 million, or 2.1%, in Hudson County and $1.0 million, or 0.2%, in Bergen County. All other concentrations by county, which account for 0.7% of this category, have balances of $1.0 million or less.

Nonresidential Loans. Nonresidential loans totaled $389.9 million, or 16.9% of the Bank's total loan portfolio at December 31, 2024. Loans secured by nonresidential properties that represent the Bank's third largest concentration. The three largest loans were $23.5 million, $17.0 million and $11.8 million. Of the total of $389.9 million in nonresidential loans, 88 loans have balances in excess of $1.0 million and account for $326.7 million, or approximately 83.8%, of this lending concentration. In terms of geographical concentrations, $115.6 million, or 29.7%, are secured by properties located in Queens County, $100.2 million, or 25.7%, in Kings County, $89.5 million, or 23.0%, in Bronx County, $18.4 million, or 4.7%, in Nassau County, $12.3 million, or 3.2%, in New York County, $9.9 million, or 2.5%, in Westchester County, $9.8 million, or 2.5%, in Hudson County, $8.9 million, or 2.3%, in Suffolk County, $6.6 million, or 1.7%, in Cobb County, $6.5 million, or 1.7%, in Bergen County, $3.1 million, or 0.8%, in Rockland County, $3.1 million, or 0.8%, in Columbia County, $2.6 million, or 0.7%, in Ulster County and $1.6 million, or 0.4%, in Passaic County. All other concentrations by county, which account for 0.4% of this category, have balances of $1.2 million or less.

In the nonresidential portfolio, the overall mix is diverse in terms of property types, with the largest concentration being retail and wholesale at $134.0 million, or 34.4% of the portfolio, industrial and warehouse at $86.8 million, or 22.3%, hotels and motels at $51.4 million, or 13.2%, service, doctor, dentist, daycare and schools at $48.0 million, or 12.3%, offices at $36.4 million, or 9.3%, churches at $12.3 million, or 3.1%, land at $7.2 million, or 1.8%, restaurants at $6.8 million, or 1.8%, 2-4 family home at $4.9 million, or 1.3%, and the rest of the portfolio accounts for other property types, with none exceeding 1.0% as a portfolio concentration.

The Bank considers a number of factors when originating multifamily and nonresidential mortgages. Loans secured by multifamily and nonresidential real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential real estate loans. The primary concern in this type of lending is the borrower's creditworthiness and the viability and cash flow potential of the property. Payments on loans secured by income-producing properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be more subject to adverse conditions in the real estate market or the economy as compared to residential real estate loans. To address the risks involved, the Bank evaluates the qualifications and financial resources of the underlying principal(s) of the borrower, including credit history, profitability and expertise, as well as the value of cash flows and condition of the property securing the loan. When evaluating the qualifications of the borrower, the Bank considers the financial resources of the borrower, the experience of the underlying principal(s) of the borrower in owning or managing similar properties and the borrower's payment history with the Bank and other financial institutions. In evaluating the property securing the loan, the factors considered include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value or purchase price of the mortgaged property (whichever is lower), and the debt service coverage ratio. All multifamily and nonresidential loans are supported by appraisals that conform to the Bank's appraisal policy. The Bank generally limits the maximum LTVs on these loans to 75%, based on the lower of the purchase price or appraised value of the subject property (70% on the refinance of nonresidential properties such as retail spaces, office buildings, and warehouses) and a DSCR of 1.20%. The maximum loan term ranges between 5 to 15 years. As is the Bank's general policy, the Bank offers only adjustable rates on its multifamily and nonresidential mortgages ─ with adjustments based on a spread currently ranging between 2.50% to 3.00% over the five-year FHLBNY rate.

Construction and Land Loans. Construction and land loans totaled $733.7 million, or 31.8%, of the Bank's total loan portfolio at December 31, 2024, (74 projects), with $663.7 million consisting of multifamily residential (61 projects). Loans secured by construction properties represent the Bank's largest concentration. The three largest construction and land loans were $55.2 million, $42.2 million and $41.1 million. In terms of geographical concentrations, $331.9 million, or 45.2%, are secured by properties located in Queens County, $231.6 million, or 31.6%, in Kings County, $87.3 million, or 11.9%, in New York County, $67.2 million, or 9.2%, in Bronx County, $15.0 million, or 2.0%, in Nassau County and $0.7 million, or 0.1%, in Hudson County. At December 31, 2024, loans in process related to construction loans totaled $359.2 million.

The Bank's typical construction loan has a term of up to 36 months and contains:

- an approximate 50% of the loan value down payment by the borrower;

- a minimum of 5% contingency;

- a minimum of 5% retainage;

- a loan-to-cost ratio of 70% or less;

- a loan-to-value ratio of 65% or less;

- an interest reserve;

- guarantees of all owners / partners / shareholders of a closely held organization owning 20% or more of company stock or entity ownership;

- a conditional option to convert to a permanent mortgage loan upon completion of the project, at which time the interest rate is generally adjusted based on the five-year FHLBNY rates plus 300 basis points for loans without cash out to the borrower; and

- debt service coverage using projected rental net income must be at least 1.2x the estimated debt service when operating at stabilized levels.

The Bank's approach to the underwriting of construction loans is driven by five factors: analysis of the developer; analysis of the contractor; analysis of the project; valuation of the project; and evaluation of the source of repayment. The developer's character, capacity and capital are analyzed to determine that the individual or entity has the ability to first complete the project and then either sell it or carry permanent financing. The general contractor is analyzed for reputation, sufficient expertise and capacity to complete the project within the allotted time. The project is analyzed in order to ensure that the project will be completed within a reasonable period of time according to the plans and specifications, and can either be sold, rented or refinanced once completed. All construction loans are supported by appraisals which conform to the Bank's appraisal policy and affirm the value of the project both "As Is" and "As Completed." Lastly, the Bank reviews the developer's cash flow estimations for the project on an "As Completed" basis. These projections are compared to the appraiser's estimates.

Upon closing of the construction loan, the Bank begins monitoring the project and funding requisitions for completed stages upon inspection and confirmation by third party firms, such as engineers, of the work performed and its value and quality. Conversion to permanent financing usually occurs upon a conversion underwriting and receipt of certificates of occupancy, as applicable.

Most construction loans are made to borrowers that qualify for real estate tax abatements due to a percentage of the units being rent stabilized, generally 30% or less. The effects of rent stabilization may increase the risks related to such loans. See Item 1A.Risk Factors - The performance of our multi-family real estate loans could be adversely impacted by law or regulation relating to rent control and rent stabilization. Additional risks of our construction loans are also discussed under See Item 1A.Risk Factors – "We have increased our multifamily, nonresidential and construction and land loans, and intend to continue to increase originations of these types of loans. These loans may carry greater credit risk than loans secured by one-to-four family real estate that could adversely affect our financial condition and net income."; "The unseasoned nature of our multifamily, nonresidential and construction and land loans portfolio may result in changes to our estimates of collectability, which may lead to additional provisions or charge-offs, which could hurt our profits."; and "Our emphasis on construction lending involves risks that could adversely affect our financial condition and results of operations."

C&I Loans and Lines of Credit. C&I loans and lines of credit represent 1.34% of the Bank's total loan portfolio at December 31, 2024. Unlike real estate loans, which are secured by real property, and whose collateral value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. The collateral, such as accounts receivable, securing these loans may fluctuate in value.

Although the Bank's loan policy allows for the extension of secured and unsecured financing, the Bank usually seeks to obtain collateral when in initial discussions with potential borrowers. Unsecured credit facilities are made only to strong borrowers that possess established track records with the Bank (or come highly recommended) and are supported by guarantors. Guarantees are required of any individual or entity owning or controlling 20% or more of the borrowing entity, with exceptions requiring approval from the Board of Directors. When credits are not secured by a specific lien on an asset, the Bank usually requires a general lien on all business assets as evidenced by a UCC filing. Pricing is typically based on the Wall Street Journal prime rate plus a spread driven by risk-rating variables.

Underwriters are required to identify at least two sources of repayment, usually recommend that loans contain covenants, such as minimum debt service coverage ratios, minimum global debt service coverage ratios, maximum leverage ratios, 30-day "cleanups" or "clean-downs," as applicable, and must require periodic financial reporting. In addition, every effort is made to set up borrowers with auto-debit for loan payments and strongly encourage them to maintain operating accounts at the Bank.

Lines of credit are typically short-term facilities (12 months) that are provided for occasional or seasonal needs. They are extended to only qualifying borrowers who have established cash flow from operations and a clean credit history. At a minimum, a bi-annual 30-day clean-up, or 75% bi-annual pay-down period is required, although annually is preferred. A clean-up period generally is not required on amortizing secured lines. Guarantors, which are usually required, must have clean credit histories and a substantial outside net worth. Most lines contain an option to convert to a term loan upon maturity.

Secured term loans are long-term facilities extended typically for the purpose of financing the purchase of a long term asset. At a minimum, they will be collateralized by the asset being purchased. They may also be secured by an existing long term business asset or outside collateral pledged by the guarantor or borrower. Unsecured term loans are usually extended only to well-known borrowers who have established strong cash flow from operations and a clean credit history. Although Bank policy allows term loans for up to ten years, the preference is to offer self-amortizing term loans based on a term of no more than five-to-seven years.

Consumer Loans. Consumer loans generally have higher interest rates than mortgage loans. The risk involved in consumer loans fluctuates based on the type and nature of the collateral and, in certain cases, the absence of collateral. Consumer loans include passbook loans and other secured and unsecured loans that have been made for a variety of consumer purposes. As of December 31, 2024, there were $1.0 million, or 0.04% of total loans, in consumer loans.

Loan Originations, Purchases and Sales. The following table sets forth the Bank's loan originations, sales, purchases and principal repayment activities, excluding mortgage loans held for sale, during the periods indicated.

	For the Years Ended December 31,				
	2024	2023	2022	2021	2020
	(in thousands)				
Total loans at beginning of year	$ 1,921,572	$ 1,525,668	$ 1,322,098	$ 1,172,053	$ 966,096
Loans originated:					
Mortgage loans:					
1-4 family residential					
Investor-owned	9,780	28,999	58,333	42,631	36,522
Owner-occupied	44,012	24,137	54,001	15,346	15,090
Multifamily residential	146,558	88,464	181,227	73,128	90,481
Nonresidential properties	92,818	55,649	89,370	65,463	34,154
Construction and land	580,662	700,904	231,334	109,294	81,465
Total mortgage loans	873,830	898,153	614,265	305,862	257,712
Nonmortgage loans:					
Business [1]	13,724	14,285	6,325	122,254	89,110
Consumer [2]	674	737	3,898	59,760	30,050
Total nonmortgage loans	14,398	15,022	10,223	182,014	119,160
Total loans originated	888,228	913,175	624,488	487,876	376,872
Loans purchased:					
Mortgage loans:					
1-4 family residential					
Investor-owned	—	—	—	5,845	—
Multifamily residential	—	—	—	5,540	—
Total mortgage loans	—	—	—	11,385	—
Nonmortgage loans:					
Business	5,955	—	—	—	—
Total nonmortgage loans	5,955	—	—	—	—
Total loans purchased	5,955	—	—	11,385	—
Loans sold and transferred to held-for-sale:					
Mortgage loans:					
1-4 family residential					
Investor-owned	—	(2,129)	(3,040)	(5,661)	(781)
Owner-occupied	—	—	(311)	—	—
Multifamily residential	—	(1,435)	—	(2,299)	(2,748)
Nonresidential properties	(824)	—	(767)	(2,713)	(510)
Construction and land	(22,557)	(5,017)	(5,734)	(3,500)	—
Total loans sold and transferred to held-for-sale	(23,381)	(8,581)	(9,852)	(14,173)	(4,039)
Principal repayments and other	(484,354)	(508,690)	(411,066)	(335,043)	(166,876)
Net loan activity	386,448	395,904	203,570	150,045	205,957
Total loans at end of year	$ 2,308,020	$ 1,921,572	$ 1,525,668	$ 1,322,098	$ 1,172,053

(1) For the years ended December 31, 2021 and 2020, business loans originated include $117.3 million and $85.3 million, respectively, of PPP loans. The PPP program ended on May 31, 2021.

(2) For the years ended December 31, 2022, 2021 and 2020, consumer loans originated include $3.2 million, $59.3 million and $29.5 million, respectively, of microloans pursuant to the Bank's former arrangement with Grain.

Contractual Maturities. The following table sets forth the contractual maturities of the Bank's total loan portfolio, excluding mortgage loans held for sale, at December 31, 2024. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

| | At December 31, 2024 | | | |
	One year or less	More than one year to five years	More than five years	Total
	(in thousands)			
Mortgage loans:				
1-4 family residential				
Investor-owned	$ 903	$ 6,253	$ 322,897	$ 330,053
Owner-occupied	404	1,294	140,665	142,363
Multifamily residential	36,378	33,468	600,313	670,159
Nonresidential properties	12,493	51,764	325,641	389,898
Construction and land	561,793	171,867	—	733,660
Total mortgage loans	611,971	264,646	1,389,516	2,266,133
Nonmortgage loans:				
Business loans	31,704	6,327	2,818	40,849
Consumer loans	104	934	—	1,038
Total nonmortgage loans	31,808	7,261	2,818	41,887
Total	$ 643,779	$ 271,907	$ 1,392,334	$ 2,308,020

The following table sets forth the Bank's fixed and adjustable-rate loans at December 31, 2024 that are contractually due after December 31, 2025.

| | Due After December 31, 2025 | | |
	Fixed	Adjustable	Total
	(in thousands)		
Mortgage loans:			
1-4 family residential			
Investor-owned	$ 53,865	$ 275,285	$ 329,150
Owner-occupied	33,081	108,878	141,959
Multifamily residential	168,856	464,925	633,781
Nonresidential properties	77,626	299,779	377,405
Construction and land	171,867	—	171,867
Total mortgage loans	505,295	1,148,867	1,654,162
Nonmortgage loans:			
Business loans	—	9,145	9,145
Consumer loans	934	—	934
Total nonmortgage loans	934	9,145	10,079
Total	$ 506,229	$ 1,158,012	$ 1,664,241

Loan Approval Procedures and Authority. The Bank's total loans or extensions of credit to a single borrower or group of related borrowers cannot exceed, with specified exemptions, 15% of its total regulatory capital. The Bank's lending limit as of December 31, 2024 was $76.1 million, with the ability to lend additional amounts up to 10% if the loans or extensions of credit are fully secured by readily-marketable collateral. At December 31, 2024, the Bank complied with these loans-to-one borrower limitations.

At December 31, 2024, the Bank's largest aggregate exposure to one borrower was $58.0 million with an outstanding balance of $55.2 million. The second largest exposure was $55.0 million with outstanding balances of $38.3 million and two customers with the third largest exposures of two customers with $47.0 million each with outstanding balances of $41.1 million and $17.3 million, respectively. No other loan or loans-to-one borrower, individually or cumulatively, exceeded $44.0 million, or 57.8% of the lending limit.

The Bank's real estate lending is subject to written policies, underwriting standards and operating procedures. Decisions on loan requests are made on the basis of detailed applications submitted by the prospective borrower, credit histories that the Bank obtains and property valuations, consistent with the appraisal policy. The appraisals are prepared by outside independent licensed appraisers and reviewed by third parties, all approved by the Board of Directors. The Loan Committee usually reviews appraisals in considering a loan application. The performance of the appraisers is also subject to internal evaluations using scorecards and are assessed periodically. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and all information provided with the application and checklists provided as part of the application package are evaluated by the loan underwriting department.

The real estate lending approval process starts with the processing of the application package, which is reviewed for completeness and then all necessary agency reports are ordered. Upon initial review and preparation of preliminary documents by the processors in the underwriting department, the file is assigned to an underwriter. The underwriters are responsible for presenting the loan request along with a recommendation, to the Loan Committee, and to the Board of Directors when the credit exposure is greater than the Loan Committee's authority or there are exceptions to the loan policy. If approved, closed and booked, the loan reviewers then undertake the responsibility of monitoring the credit file for the life of the loan by assessing the borrower's creditworthiness periodically, given certain criteria and following certain operating procedures. An independent third party also performs loan reviews following similar criteria and scope under the oversight of the Audit Committee of the Board of Directors.

The Bank's non-real estate lending is also subject to written policies, underwriting standards and operating procedures. Decisions on these loans requests are made on the basis of applications submitted by the prospective borrowers credit histories that the Bank obtains where applicable, borrower cash flows, as obtained directly from bank statements and predictive algorithms based on expected cash flows. Certain of these loans maybe wholly or partly collateralized by cash or business assets.

Mortgage Loans Held for Sale, at Fair Value.

At December 31, 2024 and 2023, mortgage loans held for sale, at fair value, was $10.7 million and $10.0 million, respectively, including residential mortgages that were originated in accordance with secondary market pricing and underwriting standards. The Bank's intent was to sell these loans on the secondary market.

Delinquencies and Non-Performing Assets

Delinquency Procedures. Collection efforts commence the day following the grace period, normally on the 17th of the month. Those loans that have experienced sporadic late payments over the previous 12 months are reviewed with a greater degree of diligence. Late notices are generated and distributed on the 17th and 30th day of the month. The Collection Department pursues collection efforts up until the 90th day past due. At that time, the Bank usually will initiate legal proceedings for collection or foreclosure unless it is in the best interest of the Bank to work further with the borrower to arrange a suitable workout plan.

Prior to acquiring property through foreclosure proceedings, the Bank will obtain an updated appraisal to determine the fair market value and proceed with net adjustments according to accounting principles. Board of Directors approval is required to pursue a foreclosure.

Delinquent Loans. The following table sets forth the Bank's loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

| | | At December 31, | | | | | | | |
| | 2024 | | | 2023 | | | 2022 | | |
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
					(in thousands)				
Mortgages:									
1-4 Family residential									
Investor-owned	$ 2,275	$ 2,790	$ 436	$ —	$ —	$ 793	$ 1,530	$ 78	$ 1,865
Owner-occupied	1,670	909	1,858	—	—	2,130	2,553	—	815
Multifamily residential	5,119	2,502	10,271	1,109	—	2,979	4,643	—	—
Nonresidential properties	890	2,402	—	—	—	—	4,246	607	—
Construction and land	—	3,180	10,058	—	—	6,659	—	4,100	7,567
Nonmortgage Loans:									
Business	123	1,037	343	366	8	165	1,466	7,869	2,973
Consumer	—	3	—	536	1,007	—	1,267	1,119	—
Total	$ 10,077	$ 12,823	$ 22,966	$ 2,011	$ 1,015	$ 12,726	$ 15,705	$ 13,773	$ 13,220

| | At December 31, | | | | | |
| | 2021 | | | 2020 | | |
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(in thousands)					
Mortgages:						
1-4 Family residential						
Investor-owned	$ 321	$ 2,969	$ 1,096	$ 2,222	$ 1,507	$ 1,907
Owner-occupied	2,961	471	1,947	1,572	348	1,100
Multifamily residential	1,704	187	—	1,140	—	946
Nonresidential properties	934	1,168	—	—	—	3,272
Construction and land	—	—	—	—	—	—
Nonmortgage Loans:						
Business	4,036	544	13	100	—	—
Consumer	2,570	1,759	5	497	316	175
Total	$ 12,526	$ 7,098	$ 3,061	$ 5,531	$ 2,171	$ 7,400

   Non-Performing Assets. The following table sets forth information regarding non-performing assets excluding mortgage loans held for sale at fair value. Non-performing assets are comprised of non-accrual loans and non-accrual modifications to borrowers experiencing financial difficulty. There was no other real estate owned at the dates indicated. Non-accrual loans include non-accruing previously existing troubled debt restructured loans, prior to ASU 2022-02, of $0.4 million, $0.4 million, $2.3 million, $2.5 million, and $3.1 million at December 31, 2024, 2023, 2022, 2021 and 2020, respectively. There were no accruing loans past due 90 days or more at the dates indicated.

| | At December 31, | | | | |
	2024	2023	2022	2021	2020
	(in thousands)				
Nonaccrual loans:					
Mortgage loans:					
1-4 family residential					
Investor-owned	$ 436	$ 793	$ 2,844	$ 3,349	$ 2,808
Owner-occupied	1,423	1,683	961	1,284	1,053
Multifamily residential	10,271	2,979	—	1,200	946
Nonresidential properties	—	—	—	2,163	3,776
Construction and land	10,058	6,659	7,567	917	—
Nonmortgage loans:					
Business	343	19	—	—	—
Consumer	—	146	—	—	—
Total nonaccrual loans (not including non-accruing modifications to borrowers experiencing financial difficulty) [1]	$ 22,531	$ 12,279	$ 11,372	$ 8,913	$ 8,583
Non-accruing modifications to borrowers experiencing financial difficulty [1]:					
Mortgage loans:					
1-4 family residential					
Investor-owned	$ —	$ —	$ 217	$ 234	$ 249
Owner-occupied	435	447	2,027	2,196	2,197
Multifamily residential	—	—	—	—	—
Nonresidential properties	—	—	93	100	654
Construction and land	—	—	—	—	—
Nonmortgage loans:					
Business	—	—	—	—	—
Consumer	—	—	—	—	—
Total non-accruing modifications to borrowers experiencing financial difficulty [1]	435	447	2,337	2,530	3,100
Total nonaccrual loans	$ 22,966	$ 12,726	$ 13,709	$ 11,443	$ 11,683
Accruing modifications to borrowers experiencing financial difficulty [1]:					
Mortgage loans:					
1-4 family residential					
Investor-owned	$ 1,807	$ 2,112	$ 2,207	$ 3,089	$ 3,378
Owner-occupied	2,062	2,313	1,328	2,374	2,505
Multifamily residential	—	—	—	—	—
Nonresidential properties	652	757	708	732	754
Construction and land	—	—	—	—	—
Nonmortgage loans:					
Business	215	—	—	—	—
Consumer	—	—	—	—	—
Total accruing modifications to borrowers experiencing financial difficulty [1]	$ 4,736	$ 5,182	$ 4,243	$ 6,195	$ 6,637
Total non-performing assets and accruing modifications to borrowers experiencing financial difficulty [1]	$ 27,702	$ 17,908	$ 17,952	$ 17,638	$ 18,320
Total nonperforming loans to total gross loans	1.00%	0.66%	0.90%	0.87%	1.00%
Total nonperforming assets to total assets	0.76%	0.46%	0.59%	0.69%	0.86%
Total non-performing assets and accruing modifications to borrowers experiencing financial difficulty as a percentage of total assets [1]	0.91%	0.65%	0.78%	1.07%	1.35%

(1) For periods in 2024 and 2023, balances include both modifications to borrowers experiencing financial difficulty, in accordance with ASU 2022-02 adopted on January 1, 2023, and previously existing troubled debt restructurings. For the periods in 2022 and prior, the balances only include troubled debt restructurings.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the Office of the Comptroller of the Currency ("OCC") to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the Bank will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

Under OCC regulations, when an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In connection with the filing of the Bank's periodic reports with the OCC and in accordance with its classification of assets policy, it regularly reviews the loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations.

On the basis of this review of loans, the Bank's classified and special mention loans at the dates indicated were as follows:

	At December 31,								
	2024		2023		2022		2021		2020
	(in thousands)								
Classified Loans:									
Substandard	$	27,290	$	17,851	$	21,499	$	17,317	$	20,508
Total classified loans		27,290		17,851		21,499		17,317		20,508
Special mention loans		20,580		5,786		9,735		13,798		19,546
Total classified and special mention loans	$	47,870	$	23,637	$	31,234	$	31,115	$	40,054

Substandard loans increased $9.4 million, or 52.9%, to $27.3 million at December 31, 2024 compared to $17.9 million at December 31, 2023. The increase in substandard loans was primarily attributable to increases of $8.4 million in multifamily loans and $3.4 million in construction and land loans, offset by a decrease of $2.2 million in 1-4 family loans.

Special mention loans increased $14.8 million, or 255.7%, to $20.6 million at December 31, 2024 compared to $5.8 million at December 31, 2023. The $14.8 million increase was primarily attributable to increases of $7.2 million in multifamily loans, $3.4 million in 1-4 family loans, $3.2 million in construction and land loans and $1.2 million in business loans, offset by a decrease of and $0.1 million in nonresidential loans.

Loan Modifications to Borrowers Experiencing Financial Difficulties.

The Company adopted Accounting Standards Update ("ASU") 2022-02 on January 1, 2023. Since adoption, the Company has modified one loan with borrowers experiencing financial difficulty. These modifications may include a reduction in interest rate, an extension in term, principal forgiveness and/or other than insignificant payment delay. At December 31, 2024, there was one loan in the amount of $0.2 million with modifications to borrowers experiencing financial difficulty. At December 31, 2023, there were no loans with modifications to borrowers experiencing financial difficulty.

Prior to the adoption of ASU 2022-02 on January 1, 2023, the Company classified certain loans as troubled debt restructuring ("TDR") loans when credit terms to a borrower in financial difficulty were modified, in accordance with ASC 310-40. With the adoption of ASU 2022-02 as of January 1, 2023, the Company has ceased to recognize or measure for new TDRs but those existing at December 31, 2022 will remain until settled.

At December 31, 2024 and 2023, there were 19 and 21 troubled debt restructured loans totaling $5.2 million and $5.9 million of which $4.7 million and $5.2 million are on accrual status, respectively. There were no commitments to lend additional funds to borrowers whose loans have been modified in a troubled debt restructuring.

Allowance for Credit Losses

The Allowance for Credit Losses ("ACL") on loans is management's estimate of expected credit losses over the expected life of the loans at the reporting date. The ACL on loans is increased through a provision for credit losses ("PCL") recognized in the Consolidated Statements of Operations and by recoveries of amounts previously charged off. The ACL on loans is reduced by charge-offs on loans. Loan charge-offs are recognized when management believes the collectability of the principal balance outstanding is unlikely. Full or partial charge-offs on collateral-dependent individually analyzed loans are generally recognized when the collateral is deemed to be insufficient to support the carrying value of the loan.

According to ASC 326-20-30-9, estimating expected credit losses is highly judgmental and generally will require Ponce Bank to make specific judgments. Ponce Bank will make or obtain reasonable and supportable forecasts of expected credit losses. Ponce Bank uses Federal Open Market Committee to obtain various forecasts for unemployment rate, national gross domestic product and the National Consumer Price Index. Ponce Bank has elected to forecast the first four quarters of the credit loss estimate and revert to a long-run average of each considered economic factor as permitted in ASC 326-20-30-9.

The level of the ACL on loans is based on management's ongoing review of all relevant information, from internal and external sources, related to past events, current conditions and reasonable forecast. Historical credit loss experience provides the basis for calculation of probability of default, loss given default, exposure at default and the estimation of expected credit losses. As discussed further below, adjustments to historical information are made for differences in specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term, as well as for changes in environmental conditions, that may not be reflected in historical loss rates.

Management employs a process and methodology to estimate the ACL on loans that evaluates both quantitative and qualitative factors. Under ASC 326-20-30-2 and 326-20-55-5, the Bank aggregates financial assets on the basis of similar risk characteristics. Management selected a Call Code segmentation, as based on the Bank's call report. Management's criteria for determining an appropriate segmentation (1) groups loans based on similar risk characteristics; (2) allows for mapping and utilization/application of publicly available external information (Call Report Filings); (3) allows for mapping and utilization/application of publicly available external information; (4) federal call code is granular enough to accommodate enough to accommodate a "like-kind" notion, yet broad enough to maintain statistical relevance and/or a meaningful number of loan observations within material segments and (5) federal call code designation is identifiable throughout historical data sets, which is critical component of segmentation selection.

Quantitative loss factors are also supplemented by certain qualitative risk factors reflecting management's view of how losses may vary from those represented by quantitative loss rates. These qualitative risk factors include: (1) changes in lending policies, procedures and strategies including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses; (2) economic conditions such as the Bank's market area, customer demographics, portfolio composition, along with national indicators considered impactful to the model; (3) changes in the nature and volume of the portfolio; (4) credit and lending staff/administration; (5) changes with loan trends; (6) concentrations; (7) loan review results; (8) collateral values and (9) regulatory and business environment.

Because the methodology is based upon historical experience and trends, current economic data, reasonable and supportable forecasts, as well as management's judgment, factors may arise that result in different estimations. Deteriorating conditions or assumptions could lead to further increases in the ACL on loans. The ACL on loans is determined by an estimate of future credit losses, and ultimate losses may vary from management's estimate.

The following table sets forth activity in the ACL for the periods indicated.

| | For the Years Ended December 31, | | | | |
	2024	2023	2022	2021	2020
	(Dollars in thousands)				
Allowance at beginning of year	$ 26,154	$ 34,592	$ 16,352	$ 14,870	$ 12,329
Provision for loan losses	1,516	1,237	24,046	2,717	2,443
Adoption of CECL	—	(3,090)			
Charge-offs:					
Mortgage loans:					
1-4 family residential					
Investor-owned	—	—	—	—	—
Owner-occupied	—	—	—	—	—
Multifamily residential	—	—	—	(38)	—
Nonresidential properties	(7)	—	—	—	—
Construction and land	—	—	—	—	—
Nonmortgage loans:					
Business	(734)	(63)	—	—	—
Consumer [1]	(5,148)	(7,227)	(6,659)	(1,342)	(6)
Total charge-offs	(5,889)	(7,290)	(6,659)	(1,380)	(6)
Recoveries:					
Mortgage loans:					
1-4 family residential					
Investor-owned	—	—	156	8	—
Owner-occupied	—	—	39	45	—
Multifamily residential	—	—	—	—	—
Nonresidential properties	—	—	—	—	4
Construction and land	—	—	—	—	—
Nonmortgage loans:					
Business	9	3	94	84	95
Consumer [1]	712	702	564	8	5
Total recoveries	721	705	853	145	104
Net recoveries (charge-offs)	(5,168)	(6,585)	(5,806)	(1,235)	98
Allowance at end of year	$ 22,502	$ 26,154	$ 34,592	$ 16,352	$ 14,870
Allowance for credit losses as a percentage for nonperforming loans	97.98%	205.52%	252.33%	142.90%	127.28%
Allowance for credit losses as a percentage of total loans	0.97%	1.36%	2.27%	1.24%	1.27%
Net recoveries (charge-offs) to average loans outstanding during the year	(0.25%)	(0.38%)	(0.42%)	(0.09%)	0.01%

(1) At December 31, 2024, 2023, 2022 and 2021, includes $5.1 million, $7.2 million, $6.7 million and $1.2 million of charge-offs and $0.7 million, $0.7 million, $0.6 million and $0.1 million of recoveries related to loans associated with Grain, respectively.

Allowance for Credit Losses. The following table sets forth the ACL by loan category and the percent of the allowance in each category to the total allowance at the dates indicated. The ACL of each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,								
	2024			**2023**			**2022**		
	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)								
Mortgage loans:									
1-4 family residential									
Investor-owned	$ 4,148	18.43%	14.30%	$ 4,415	16.89%	17.89%	$ 3,863	11.16%	22.54%
Owner-occupied	1,784	7.93%	6.17%	2,012	7.69%	7.93%	1,723	4.98%	8.84%
Multifamily residential	5,004	22.24%	29.04%	4,365	16.69%	28.65%	8,021	23.19%	32.42%
Nonresidential properties	2,697	11.99%	16.89%	3,176	12.14%	17.81%	2,724	7.87%	20.19%
Construction and land	7,710	34.26%	31.79%	4,807	18.38%	26.22%	2,683	7.76%	12.13%
Total mortgage loans	21,343	94.85%	98.19%	18,775	71.79%	98.50%	19,014	54.96%	96.12%
Nonmortgage loans:									
Business	1,113	4.95%	1.77%	531	2.03%	1.03%	120	0.35%	2.62%
Consumer	46	0.20%	0.04%	6,848	26.18%	0.47%	15,458	44.69%	1.26%
Total nonmortgage loans	1,159	5.15%	1.81%	7,379	28.21%	1.50%	15,578	45.04%	3.88%
Total	$ 22,502	100.00%	100.00%	$ 26,154	100.00%	100.00%	$ 34,592	100.00%	100.00%

	At December 31,					
	2021			**2020**		
	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Mortgage loans:						
1-4 family residential						
Investor-owned	$ 3,540	21.65%	24.01%	$ 3,850	25.90%	27.27%
Owner-occupied	1,178	7.20%	7.33%	1,260	8.47%	8.43%
Multifamily residential	5,684	34.76%	26.34%	5,214	35.06%	26.23%
Nonresidential properties	2,165	13.24%	18.13%	2,194	14.75%	18.68%
Construction and land	2,024	12.38%	10.19%	1,820	12.24%	9.03%
Total mortgage loans	14,591	89.23%	86.00%	14,338	96.42%	89.64%
Nonmortgage loans:						
Business	306	1.87%	11.38%	254	1.71%	8.10%
Consumer	1,455	8.90%	2.62%	278	1.87%	2.26%
Total nonmortgage loans	1,761	10.77%	14.00%	532	3.58%	10.36%
Total	$ 16,352	100.00%	100.00%	$ 14,870	100.00%	100.00%

At December 31, 2024, ACL represented 0.97% of total gross loans and 97.98% of nonperforming loans compared to 1.36% of total gross loans and 205.52% of nonperforming loans at December 31, 2023. The ACL decreased to $22.5 million at December 31, 2024 from $26.2 million at December 31, 2023. There were $5.2 million and $6.6 million in net charge-offs during the years ended December 31, 2024 and 2023, respectively.

Although the Bank believes that it uses the best information available to establish the ACL, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, although the Bank believes that it has established the ACL in conformity with GAAP, after a review of the loan portfolio by regulators, the Bank may determine it is appropriate to increase the ACL. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, the existing ACL may not be adequate and increases may be necessary should the quality of any loan deteriorate as a result of the factors discussed above. Any material increase in the ACL may adversely affect the Bank's financial condition and results of operations.

Investment Activities

General. The Bank's investment policy was adopted and is reviewed annually by the Board of Directors. The Chief Financial Officer (designated as the Chief Investment Officer) will plan and execute investment strategies consistent with the policies approved by the Board of Directors. The Chief Financial Officer provides an investment schedule detailing the investment portfolio which is reviewed at least quarterly by the Bank's asset-liability committee and the Board of Directors.

The current investment policy permits, with certain limitations, investments in United States Treasury securities; securities issued by the U.S. government and its agencies or government-sponsored enterprises including mortgage-backed and collateralized mortgage obligations ("CMO") issued by Fannie Mae, Ginnie Mae and Freddie Mac; and corporate bonds and obligations, and certificates of deposit in other financial institutions.

At December 31, 2024 and 2023, the investment portfolio consisted of available-for-sale and held-to-maturity securities and obligations issued by the U.S. government and government-sponsored enterprises, corporate bonds and the FHLBNY stock. At December 31, 2024 and 2023, the Bank owned $29.2 million and $19.4 million, respectively, of FHLBNY stock. As a member of FHLBNY, the Bank is required to purchase stock from the FHLBNY which is carried at cost and classified as restricted equity securities.

Securities Portfolio Composition. The following table sets forth the amortized cost and estimated fair value of the available-for-sale and held-to-maturity securities portfolios at the dates indicated, which consisted of U.S. government and federal agencies, corporate bonds, pass-through mortgage-backed securities and certificates of deposit.

	At December 31,									
	2024		2023		2022		2021		2020	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
					(Dollars in thousands)					
Available-for-Sale Securities:										
U.S. Government Bonds	$ 2,994	$ 2,873	$ 2,990	$ 2,784	$ 2,985	$ 2,689	$ 2,981	$ 2,934	$ —	$ —
Corporate Bonds	21,762	20,404	25,790	23,668	25,824	23,359	21,243	21,184	10,381	10,463
Mortgage-Backed Securities										
Collateralized Mortgage Obligations [1]	34,526	28,535	39,375	33,148	44,503	37,777	18,845	18,348	—	—
FHLMC Certificates	9,028	7,662	10,163	8,681	11,310	9,634	—	—	3,201	3,196
FNMA Certificates	56,010	45,408	61,359	51,517	67,199	55,928	71,930	70,699	3,506	3,567
GNMA Certificates	88	88	104	104	122	118	175	181	263	272
Total available-for-sale securities	$ 124,408	$ 104,970	$ 139,781	$ 119,902	$ 151,943	$ 129,505	$ 115,174	$ 113,346	$ 17,351	$ 17,498
Held-to-Maturity Securities:										
U.S. Agency Bonds	$ 25,000	$ 24,960	$ 25,000	$ 24,819	$ 35,000	$ 34,620	$ —	$ —	$ —	$ —
Corporate Bonds	32,500	31,977	82,500	79,809	82,500	78,738	—	—	—	—
Mortgage-Backed Securities:										
Collateralized Mortgage Obligations [1]	186,634	179,582	212,093	207,027	235,479	230,113	—	—	—	—
FHLMC Certificates	3,229	3,006	3,897	3,653	4,120	3,852	934	914	1,743	1,722
FNMA Certificates	105,417	100,303	118,944	114,856	131,918	126,691	—	—	—	—
SBA Certificates	15,374	15,466	19,712	19,878	21,803	21,837	—	—	—	—
Allowance for Credit Losses	(216)	—	(398)	—	—	—	—	—	—	—
Total held-to-maturity securities	$ 367,938	$ 355,294	$ 461,748	$ 450,042	$ 510,820	$ 495,851	$ 934	$ 914	$ 1,743	$ 1,722

(1) Comprised of Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and Ginnie Mae ("GNMA") issued securities.

At December 31, 2024 and 2023, there were no securities of which the amortized cost or estimated value exceeded 10% of total equity.

Mortgage-Backed Securities. At December 31, 2024 and 2023, the Bank had mortgage-backed securities with a carrying value of $410.3 million and $465.6 million, respectively. Mortgage-backed securities are securities issued in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as "pass through" certificates because the underlying loans are "passed through" to investors, net of certain costs, including servicing and guarantee fees. Mortgage-backed securities typically are collateralized by pools of one-to-four family residential or multifamily residential mortgages, although the Bank invests primarily in mortgage-backed securities backed by one-to-four family residential mortgages. The issuers of such securities sell the participation interests to investors such as the Bank. The interest rate of the security is lower than the interest rates of the underlying loans to allow for payment of servicing and guaranty fees. All of the Bank's mortgage-backed securities are backed by Freddie Mac and Fannie Mae, which are government-sponsored enterprises, or Ginnie Mae, which is a government-owned enterprise.

Residential mortgage-backed securities issued by U.S. government agencies and government-sponsored enterprises are more liquid than individual mortgage loans because there is an active trading market for such securities. In addition, residential mortgage-backed securities may be used to collateralize borrowings. Investments in residential mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on the securities. Current prepayment speeds determine whether prepayment estimates require modification that could cause amortization or accretion adjustments.

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2024 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. Adjustable-rate mortgage-backed securities are included in the period in which interest rates are next scheduled to adjust.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Available-for-Sale Securities:											
U.S. Government Bonds	$ —	—%	$ 2,994	0.90%	$ —	—%	$ —	—%	$ 2,994	$ 2,873	0.90%
Corporate Bonds	—	—	2,000	4.60%	19,762	4.17%	—	—	21,762	20,404	4.20%
Mortgage-Backed Securities											
Collateralized Mortgage Obligations (1)	—	—	—	—	—	—	34,526	1.46%	34,526	28,535	1.47%
FHLMC Certificates	—	—	—	—	—	—	9,028	1.18%	9,028	7,662	1.18%
FNMA Certificates	—	—	—	—	2,070	1.98%	53,940	1.77%	56,010	45,408	1.78%
GNMA Certificates	—	—	—	—	—	—	88	5.44%	88	88	5.44%
Total available-for-sale securities	$ —	—%	$ 4,994	2.33%	$ 21,832	3.96%	$ 97,582	1.61%	$ 124,408	$ 104,970	2.05%
Held-to-Maturity Securities:											
U.S. Agency Bonds	$ 25,000	4.25%	$ —	—	$ —	—	$ —	—	25,000	$ 24,960	4.25%
Corporate Bonds	10,000	4.00%	15,000	5.00%	7,500	6.40%	—	—	32,500	31,977	5.02%
Mortgage-Backed Securities											
Collateralized Mortgage Obligations (1)	—	—	2,666	3.46%	—	—	183,968	3.98%	186,634	179,582	3.97%
FHLMC Certificates	—	—	—	—	—	—	3,229	4.89%	3,229	3,006	4.89%
FNMA Certificates	—	—	2,466	3.59%	4,760	3.39%	98,191	4.64%	105,417	100,303	4.56%
SBA Certificates	—	—	—	—	7,122	5.97%	8,252	5.82%	15,374	15,466	5.89%
Allowance for Credit Losses	—	—	—	—	—	—	—	—	(216)	—	—
Total held-to-maturity securities	$ 35,000	4.18%	$ 20,132	4.62%	$ 19,382	5.50%	$ 293,640	4.26%	$ 367,938	$ 355,294	4.33%

(1) Comprised of FHLMC, FNMA and GNMA issued securities.

Sources of Funds

General. Deposits have traditionally been the Bank's primary source of funds for use in lending and investment activities. The Bank receives funds from large deposits made from corporations, nonprofits, and large banks. The Bank also uses borrowings, primarily from the FHLBNY and the FRBNY, brokered and listing service deposits, and unsecured lines of credit with correspondent banks, to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk and manage the cost of funds. In addition, the Bank receives funds from scheduled loan payments, investment principal and interest payments, maturities and calls, loan prepayments and income on earning assets. Although scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Deposits are generated primarily from the Bank's primary market area. The Bank offers a selection of deposit accounts, including demand accounts, NOW/IOLA accounts, money market accounts, reciprocal deposits, savings accounts and certificates of deposit to individuals, business entities, non-profit organizations and individual retirement accounts. Deposit account terms vary, with the primary differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate.

Interest rates paid, maturity terms, service fees and premature withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The Bank relies upon personalized customer service, long-standing relationships with customers and the favorable image of the Bank in the community to attract and retain deposits. The Bank also provides a fully functional electronic banking platform, including mobile applications, remote deposit capture and online bill pay, among others, as a service to retail and business customers.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The ability to attract and maintain these and other interest-bearing deposits, and the rates paid on them, have been, and will continue to be, significantly affected by competition and economic and market conditions.

The following table sets forth the average balance and weighted average rate of deposits for the periods indicated.

	For the Years Ended December 31,								
	2024			**2023**			**2022**		
	Average Balance	**Percent**	**Weighted Average Rate**	**Average Balance**	**Percent**	**Weighted Average Rate**	**Average Balance**	**Percent**	**Weighted Average Rate**
	(Dollars in thousands)								
Deposit type:									
NOW/IOLA [1]	$ 74,796	4.38%	0.89%	$ 70,993	5.12%	1.85%	$ 66,056	5.13%	0.22%
Money market [2]	654,521	38.33%	4.61%	424,160	30.58%	4.04%	367,838	28.55%	1.59%
Savings	111,028	6.50%	0.10%	121,550	8.76%	0.10%	138,137	10.72%	0.09%
Certificates of deposit [2]	676,306	39.60%	4.11%	528,999	38.13%	3.13%	407,739	31.65%	0.91%
Interest-bearing deposits	1,516,651	88.81%	3.87%	1,145,702	82.59%	3.07%	979,770	76.05%	1.05%
Non-interest bearing demand [1]	191,155	11.19%	—%	241,510	17.41%	—%	308,600	23.95%	—%
Total deposits	$1,707,806	100.00%	3.44%	$1,387,212	100.00%	2.53%	$1,288,370	100.00%	0.77%

(1) As of December 31, 2023 and 2022, $48.8 million and $35.9 million, respectively, were reclassified from non-interest bearing demand to NOW/IOLA.

(2) As of December 31, 2022, $25.7 million was reclassified from money market to certificates of deposit.

The following table sets forth deposit activities for the periods indicated.

	At or For the Years Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Beginning balance	$ 1,507,620	$ 1,252,412	$ 1,204,716
Net deposits before interest credited	318,552	220,067	37,746
Interest credited	58,692	35,141	9,950
Net increase in deposits	377,244	255,208	47,696
Ending balance	$ 1,884,864	$ 1,507,620	$ 1,252,412

The following table sets forth certificates of deposit classified by interest rate as of the dates indicated.

	At December 31,		
	2024	2023	2022
	(in thousands)		
Interest Rate:			
0.05% - 0.99%	$ 71,719	$ 91,279	$ 161,070
1.00% - 1.49%	3,514	5,442	31,228
1.50% - 1.99%	1,885	5,789	17,659
2.00% - 2.49%	974	11,806	33,737
2.50% - 2.99%	18,918	13,054	29,170
3.00% - 3.49%	46,283	48,071	67,438
3.50% - 3.99%	67,448	35,224	22,109
4.00% - 4.49%	271,205	105,591	13,970
4.50% - 4.99%	133,621	25,602	—
5.00% and greater	164,737	258,968	237
Total	$ 780,304	$ 600,826	$ 376,618

The following table sets forth the amount and maturities of certificates of deposit by interest rate at December 31, 2024.

	Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
0.05% - 0.99%	$ 28,168	$ 38,838	$ 4,713	$ —	$ 71,719	9.19%
1.00% - 1.49%	2,092	57	1,365	—	3,514	0.45%
1.50% - 1.99%	1,878	2	—	5	1,885	0.24%
2.00% - 2.49%	886	37	32	19	974	0.13%
2.50% - 2.99%	17,379	599	936	4	18,918	2.42%
3.00% - 3.49%	14,253	849	26,646	4,535	46,283	5.93%
3.50% - 3.99%	54,585	1,693	11,170	—	67,448	8.64%
4.00% - 4.49%	256,393	13,312	500	1,000	271,205	34.77%
4.50% - 4.99%	130,251	2,376	994	—	133,621	17.12%
5.00% and greater	164,737	—	—	—	164,737	21.11%
Total	$ 670,622	$ 57,763	$ 46,356	$ 5,563	$ 780,304	100.00%

At December 31, 2024, the aggregate amount of all certificates of deposit in amounts greater than or equal to $100,000 was $480.1 million. The following table sets forth the maturity of those certificates as of December 31, 2024.

	At December 31, (in thousands)
Maturity Period:	
Three months or less	$ 189,127
Over three months through six months	131,262
Over six months through one year	133,093
Over one year to three years	23,839
Over three years	2,817
Total	$ 480,138

At December 31, 2024, certificates of deposit equal to or greater than $250,000 totaled $204.3 million, all of which matures on or before December 31, 2025. At December 31, 2024, passbook savings accounts and certificates of deposit with a passbook feature totaled $113.7 million, reflecting depositors' preference for traditional banking services.

Borrowings. The Bank may obtain advances from the FHLBNY by pledging as security its capital stock at the FHLBNY and certain of its mortgage loans and mortgage-backed securities. The Bank may also obtain advances from the FRBNY. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. To the extent such borrowings have different terms to repricing than the Bank's deposits, they can change the Bank's interest rate risk profile. At December 31, 2024, the Bank had $596.1 million of outstanding FHLBNY advances. There were no FRBNY advances outstanding at December 31, 2024. At December 31, 2023, the Bank had $684.4 million of outstanding FHLBNY and FRBNY advances. The Bank had one overnight line of credit advance in the amount of $25.0 million from the FHLBNY at December 31, 2024 and no overnight line of credit advance from the FHLBNY at December 31, 2023. Additionally, the Bank has two unsecured lines of credit in the amount of $75.0 million with a correspondent bank, under which there was nothing outstanding at December 31, 2024 and 2023, respectively.

The following table sets forth information concerning balances and interest rates on borrowings at the dates and for the periods indicated.

	At or For the Years December 31,		
	2024	2023	2022
	(Dollars in thousands)		
FHLBNY and FRBNY Advances:			
Balance outstanding at end of period	$ 596,100	$ 684,421	$ 517,375
Average amount outstanding during the period	670,982	633,116	206,969
Maximum outstanding at any month-end during the period	784,421	684,421	517,375
Weighted average interest rate during the period	4.09%	4.02%	3.00%
Weighted average interest rate at the end of the period	3.94%	4.10%	3.90%

Subsidiaries

At December 31, 2024, the Company had one operating subsidiary, Ponce Bank. During 2024, Ponce Bank had one subsidiary, Ponce de Leon Mortgage Corp. ("PDLMC"), a New York State chartered mortgage brokerage entity, whose employees were registered in New York and New Jersey. The operations and employees of PDLMC were transferred to Ponce Bank, and PDLMC's former operations are now conducted by Ponce Bank directly.

Regulation and Supervision

General

As a federally-chartered, stock savings association, the Bank is subject to examination, supervision and regulation, primarily by the OCC, and, secondarily, by the Federal Deposit Insurance Corporation ("FDIC") as the insurer of deposits. The federal system of regulation and supervision establishes a comprehensive framework of activities in which the Bank is engaging and is intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund.

The Bank is regulated to a lesser extent by the Federal Reserve Board which governs the reserves to be maintained against deposits and other matters. In addition, the Bank is a member of and owns stock in the FHLBNY, which is one of the 11 regional banks in the Federal Home Loan Bank System. The Bank's relationship with its depositors and borrowers is also regulated, to a great extent, by federal law and, to a lesser extent, state law, including in matters concerning the ownership of deposit accounts and the form and content of loan documents.

As a savings and loan holding company, the Company is subject to examination and supervision by, and is required to file certain reports with, the Federal Reserve Board. The Company is subject to the rules and regulations of the SEC under the federal securities laws.

Set forth below are certain material regulatory requirements that are applicable to the Company and the Bank. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on the Company and the Bank. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on the Company and the Bank and their respective operations.

Federal Bank Regulations

Business Activities. A federal savings association derives its lending and investment powers from the Home Owners' Loan Act, as amended, and applicable federal regulations. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. The Bank may also establish, subject to specified investment limits, service corporation subsidiaries that may engage in certain activities not otherwise permissible for Ponce Bank, including real estate investment and securities and insurance brokerage.

Examinations and Assessments. The Bank is primarily supervised by the OCC. The Bank is required to file reports with and is subject to periodic examination by the OCC. The Bank is required to pay assessments to the OCC to fund the agency's operations. The Company is required to file reports with and is subject to periodic examination by the Federal Reserve Board. It is also required to pay assessments to the Federal Reserve Board to fund the agency's operations.

Capital Requirements. Federal regulations require FDIC-insured depository institutions, including federal savings associations, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets of at least 4.5%, 6.0% and 8.0%, respectively. The regulations also establish a minimum required leverage ratio of at least 4.0% Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. In 2015, Ponce De Leon Federal Bank, the predecessor of Ponce Bank, made a one-time, permanent election to opt-out regarding the treatment of AOCI. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, an institution's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on the risk deemed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0.0% is assigned to cash and U.S. government securities, a risk weight of 50.0% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages, a risk weight of 100.0% is assigned to commercial and consumer loans, a risk weight of 150.0% is assigned to certain past due loans and a risk weight of between 0.0% to 600.0% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement is 2.5% of risk-weighted assets.

At December 31, 2024 and 2023, the Bank's capital exceeded all applicable requirements. See Note 16, "Regulatory Capital Requirements" of the Notes to the accompanying Consolidated Financial Statements for additional information.

Loans-to-One Borrower. Generally, a federal savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15.0% of unimpaired capital and surplus. An additional amount may be lent, equal to 10.0% of unimpaired capital and surplus, if secured by "readily marketable collateral," which generally includes certain financial instruments (but not real estate). As of December 31, 2024, the Bank was in compliance with the loans-to-one borrower limitations.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems, audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency pronouncements set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the pronouncements, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action Regulations. Under the Federal Prompt Corrective Action statute, the OCC is required to take supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution's level of capital. A savings institution that has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 ratio of less than 4.5% or a leverage ratio of less than 4.0% is considered to be "undercapitalized." A savings institution that has total risk-based capital of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a common equity Tier 1 ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized." A savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized."

Generally, the OCC is required to appoint a receiver or conservator for a federal savings association that becomes "critically undercapitalized" within specific time frames. The regulations also provide that a capital restoration plan must be filed with the OCC within 45 days of the date that a federal savings association is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Any holding company of a federal savings association that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5.0% of the savings association's assets at the time it was deemed to be undercapitalized by the OCC or the amount necessary to restore the savings association to adequately capitalized status. This guarantee remains in place until the OCC notifies the savings association that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures such as restrictions on capital distributions and asset growth. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized federal savings associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2024, the Bank met the criteria for being considered "well capitalized," which means that its total risk-based capital ratio exceeded 10.0%, its Tier 1 risk-based ratio exceeded 8.0%, its common equity Tier 1 ratio exceeded 6.5% and its leverage ratio exceeded 5.0%.

Qualified Thrift Lender Test. As a federal savings association, the Bank must satisfy the qualified thrift lender, or "QTL," test. Under the QTL test, the Bank must maintain at least 65% of its "portfolio assets" in "qualified thrift investments" (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of every 12-month period. "Portfolio assets" generally means total assets of a savings association, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association's business.

Alternatively, the Bank may satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code.

A savings association that fails the qualified thrift lender test must operate under specified restrictions set forth in the Home Owners' Loan Act. The Dodd-Frank Act made noncompliance with the QTL test subject to agency enforcement action for a violation of law. At December 31, 2024, the Bank satisfied the QTL test.

Capital Distributions. Federal regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the savings association's capital account. A federal savings association must file an application with the OCC for approval of a capital distribution if:

- the total capital distributions for the applicable calendar year exceeds the sum of the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years;

- the savings association would not be at least adequately capitalized following the distribution;

- the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

- the savings association is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings association that is a subsidiary of a savings and loan holding company, such as the Bank, must file a notice with the Federal Reserve Board at least 30 days before its board of directors declares a dividend.

An application or notice related to a capital distribution may be disapproved if:

- the federal savings association would be undercapitalized following the distribution;

- the proposed capital distribution raises safety and soundness concerns; or

- the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. A federal savings association also may not make a capital distribution that would reduce its regulatory capital below the amount required for the liquidation account established in connection with its conversion to stock form.

Community Reinvestment Act and Fair Lending Laws. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low and moderate-income borrowers. In connection with its examination of a federal savings association, the OCC is required to assess the federal savings association's record of compliance with the Community Reinvestment Act. A savings association's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications, such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. Ponce Bank, received a "satisfactory" Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. As a federal savings association, the Bank's authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with an insured depository institution such as the Bank. The Company is an affiliate of the Bank because of its control of the Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

The Bank's authority to extend credit to its directors, executive officers and 10.0% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board of Directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The OCC has primary enforcement responsibility over federal savings associations and has authority to bring enforcement action against all "institution-affiliated parties," including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings association. Formal enforcement action by the OCC may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution and to the appointment of a receiver or conservator. Civil money penalties ("CMP") cover a wide range of violations and actions. CMPs are classified into three tiers based on the actionable conduct and the level of culpability. The law sets maximum amounts that the OCC may assess for each day the actionable conduct continues. The FDIC also has the authority to terminate deposit insurance or recommend to the OCC that enforcement action be taken with respect to a particular federal savings association. If such action is not taken, the FDIC has authority to take the action under specified circumstances.

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC insured financial institutions such as the Bank. Deposit accounts in the Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. The Dodd-Frank Act required the FDIC to base its assessments upon each insured institution's total assets less tangible equity. The FDIC has set the assessment range at 1.5 to 40 basis points of total assets less tangible equity. Assessments for most institutions are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure within three years.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of the Bank's deposit insurance.

Federal Reserve System

Generally, Federal Reserve Board regulations require depository institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally require that reserves be maintained against aggregate transaction accounts, as follows: the portion of transaction accounts aggregating $644.0 million or less (which may be adjusted by the Federal Reserve Board) may be subject to a reserve requirement ratio of 3% and the amounts greater than $644.0 million may be subject to a reserve requirement ratio of not more than 14.0%. For 2025, the reserve requirements will remain at zero.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank of New York, one of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLBNY, the Bank is required to acquire and hold shares of the capital stock of the FHLBNY. As of December 31, 2024, the Bank was in compliance with this requirement. The Bank may also utilize advances from the FHLBNY as a source of investable funds.

Other Regulations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- Truth in Savings Act, mandating certain disclosures to depositors; and

- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of the Bank are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- The USA PATRIOT Act, which requires financial institutions to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirement that also apply to financial institutions under the Bank Secrecy Act and the Foreign Assets Control regulations;

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties; and

- The Dodd-Frank Act made significant changes to the regulatory structure for depository institutions and their holding companies and also affected the lending, investments and other operations of all depository institutions. The Dodd-Frank Act required the Federal Reserve Board to set minimum capital levels for both bank holding companies and savings and loan holding companies that are as stringent as those required for their insured depository subsidiaries. The Dodd-Frank Act created a new regulator, the Consumer Financial Protection Bureau ("CFPB"), and gave it broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, such as Ponce Bank, including the authority to prohibit "unfair, deceptive or abusive" acts and practices.

Holding Company Regulations

General. The Company is a unitary savings and loan holding company within the meaning of the Home Owners' Loan Act. As such, the Company is registered with the Federal Reserve Board and are subject to the regulation, examination, supervision and reporting requirements applicable to savings and loan holding companies. In addition, the Federal Reserve Board has enforcement authority over the Company and its non-savings association subsidiaries, if any. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities of those entities that are determined to be a serious risk to the subsidiary savings institution.

Permissible Activities. Under present law, the business activities of the Company are generally limited to those activities permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act of 1956, as amended, provided certain conditions are met and financial holding company status is elected, or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, as well as activities that are incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to regulatory approval, and certain additional activities authorized by federal regulations.

Federal law prohibits a savings and loan holding company, including the Company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5.0% ("control") of another savings institution or savings and loan holding company, without prior Federal Reserve Board approval. The Federal Reserve Board adopted a final rule on January 30, 2020, effective April 1, 2020, providing further guidance regarding under what circumstances "control" will be found to exist. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board considers factors such as the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the Federal Deposit Insurance Fund, the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions:

- the approval of interstate supervisory acquisitions by savings and loan holding companies; and

- the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisition.

Capital. The Dodd-Frank Act required the Federal Reserve Board to establish minimum consolidated capital requirements that are as stringent as those required for the insured depository subsidiaries. Under applicable regulatory capital regulations, the Company and the Bank are required to comply with each of four separate capital adequacy standards: leverage capital, common equity Tier I risk-based capital, Tier I risk-based capital and total risk-based capital. Such classifications are used by the FDIC and other bank regulatory agencies to determine matters ranging from each institution's quarterly FDIC deposit insurance premium assessments, to approvals of applications authorizing institutions to grow their asset size or otherwise expand business activities. At December 31, 2024 and 2023, the Bank and the Company exceeded each of their four regulatory capital requirements. See Note 16 ("Regulatory Capital Requirements") of Notes to the Consolidated Financial Statements.

Source of Strength. The Dodd-Frank Act extended the "source of strength" doctrine to savings and loan holding companies. The Federal Reserve Board has issued regulations requiring that all savings and loan holding companies serve as a source of strength to their subsidiary depository institutions.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized. The regulatory guidance also states that a savings and loan holding company should inform Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the savings and loan holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions. Additionally, under the ECIP regulations, the Company cannot pay dividends or repurchase its common stock unless it meets certain income-based tests and has paid the required dividends on the Preferred Stock. The Company began paying dividends on its Preferred Stock in the amount of $0.6 million for the year ended December 31, 2024.

Acquisition. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company's outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of the company. A change in control definitively occurs upon the acquisition of 25% or more of the company's outstanding voting stock. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. The Federal Reserve Board adopted a final rule on January 30, 2020, effective April 1, 2020, providing further guidance regarding under what circumstances "control" will be found to exist.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Company is subject to the public disclosure, insider trading restrictions and other requirements under the Exchange Act.

Securities and Exchange Commission Climate Rules

On March 6, 2024, the SEC adopted new rules (the "Climate Rules") that require reporting companies, such as the Company, to disclose climate-related risks, metrics, and other information in their audited financial statements, registration statements, annual reports (such as Form 10-K) and other SEC filings. The Climate Rules build upon earlier SEC climate risk disclosure guidance and in many ways draws upon recommendations by the Task Force on Climate-Related Financial Disclosures, as well as accounting and reporting standards from the Greenhouse Gas Protocol. The Climate Rules would materially increase requirements associated with tracking and quantification of GHGs, but also impose further layers of disclosure obligations. If implemented, compliance with the Climate Rules will require significant coordination between our operational, financial, and environmental functions. While the implementation of the Climate Rules is currently stayed pending resolution of legal challenges, and recent comments from the acting commissioner of the SEC indicate that the SEC may not defend the rule against such legal challenges, the Climate Rules may be implemented at some point in the future or the SEC may seek to enact new rules related to environmental issues.

Taxation

The Company and the Bank are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize material income tax matters and is not a comprehensive description of the tax rules applicable to the Company and the Bank.

For the year ended December 31, 2024, the Company was subject to U.S. federal income tax, New York State income tax, Connecticut income tax, New Jersey income tax, Florida income tax and New York City income tax. The Company is generally no longer subject to examination by taxing authorities for years before 2021.

Federal Taxation

Method of Accounting. For federal income tax purposes, the Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns. For the year ended December 31, 2024, the Company and the Bank file a consolidated federal income tax return. The Small Business Protection Act of 1996 eliminated the use of the reserve method of accounting for income taxes on bad debt reserves by savings institutions. For taxable years beginning after 1995, Ponce De Leon Federal Bank, the predecessor of Ponce Bank, and Ponce Bank have been subject to the same bad debt reserve rules as commercial banks. The Bank currently utilizes the specific charge-off method under Section 582(a) of the Internal Revenue Code.

Net Operating Loss Carryovers. A financial institution may not carry back net operating losses ("NOL") to earlier tax years. The NOL can be carried forward indefinitely. The use of NOLs to offset income is limited to 80% of taxable income. At December 31, 2024, the Company has fully utilized its federal NOL carryforwards.

State Taxation

The Company is treated as a financial institution under Connecticut, Florida, New York, and New Jersey state income tax law. The states of Connecticut, Florida, New York, and New Jersey subject financial institutions to all state and local taxes in the same manner and to the same extent as other business corporations in Connecticut, Florida, New York and New Jersey. Additionally, depository financial institutions are subject to local business license taxes and a special occupation tax.

Consolidated Group Return. With tax years beginning after January 1, 2015, New York State and New York City require unitary combined reporting for all entities engaged in a unitary business that meet certain ownership requirements. All applicable entities meet the ownership requirements in the Bank filing group and a combined return is appropriately filed. Furthermore, New Jersey changed its tax laws and now requires combined reporting for tax years that end on or after July 31, 2019 for entities that engage in a unitary business.

Net Operating Loss Carryovers. The state and city of New York allow for a three-year carryback period and carryforward period of twenty years on net operating losses generated on or after tax year 2015. For tax years prior to 2015, no carryback period is allowed. Ponce De Leon Federal Bank, the predecessor of Ponce Bank, has pre-2015 carryforwards of $0.6 million for New York State purposes and $0.5 million for New York City purposes. Furthermore, there are post-2015 carryforwards available of $66.5 million for New York State purposes and $32.8 million for New York City purposes. Finally, for New Jersey purposes, losses may only be carried forward 20 years, with no allowable carryback period. At December 31, 2024, the Company has fully utilized the Connecticut net operation loss carryforward and New Jersey net operating loss carryforward.

Item 1A. Risk Factors.

Summary

Specific risks related to our business include, but are not limited to, those related to: (1) our status as a CDFI and MDI; (2) inflationary pressures; (3) our planned increase in multifamily, nonresidential and construction and land lending and the unseasoned nature of these loans; (4) residential property and investor-owned properties; (5) our allowance for credit losses; (6) local and national economic conditions, including conditions specific to the banking industry; (7) environmental liability risks; (8) our ability to achieve and manage our growth strategy; (9) our minority investments in financial technology related companies; (10) competition within the financial services industry, nationally and within our market area and that our small size makes it more difficult to compete; (11) our implementation of new lines of business or offering new products and services; (12) our reliance on our management team; (13) changes in interest rates and the valuation of securities held by us; (14) changes in and compliance with laws and regulations; (15) operational risks including technology, cybersecurity and reputational risks; (16) changes in accounting standards and in management's estimates and assumptions; (17) our liquidity management; (18) dilution of our stockholders' ownership interests from our Equity Incentive Plan and stock-based benefit plans; (19) societal responses to climate change; and (20) the gentrification of our markets.

You should read this entire document carefully, including the Risk Factors below that discusses the above risks in further detail.

Risks Related to CDFI and MDI Status.

We may lose the ability to obtain grants and awards available to CDFIs and/or MDIs institutions.

The Bank and the Company are certified as CDFIs and MDIs by the United States Department of the Treasury. Such status increases a financial institution's potential for receiving grants and awards that, in turn, enable the financial institution to increase the level of community development financial services that it provides to communities. We reinvest the proceeds from such grants and awards back into the communities we serve. While we believe we will be able to meet the certification criteria required to continue our CDFI and MDI status, there is no certainty that we will be able to do so. If we do not meet one or more of the criteria, we may be provided an opportunity for us to cure deficiencies prior to issuing a notice of termination of certification. A loss of CDFI and/or MDI status, and the resulting inability to obtain certain grants and awards received in the past, could have an adverse effect on our financial condition, results of operations or business. Additionally, such grants and awards are offered at the discretion of the Treasury. To the extent the current Presidential Administration, or any future administration, seeks to reduce the amounts of such grants and awards available, we may be negatively impacted.

Risks Related to our Lending Activities.

We have increased our multifamily, nonresidential and construction and land loans, and intend to continue to increase originations of these types of loans. These loans may carry greater credit risk than loans secured by one-to-four family real estate that could adversely affect our financial condition and net income.

Our focus is primarily on prudently growing our multifamily, nonresidential and construction and land loan portfolio. At December 31, 2024, $1.79 billion, or 77.7%, of our loan portfolio consisted of multifamily, nonresidential and construction and land loans as compared to $1.40 billion, or 72.7%, of our loan portfolio at December 31, 2023. Because the repayment of multifamily, nonresidential and construction and land loans depends on the successful management and operation of the borrower's properties or related businesses, repayment of such loans can be affected by adverse conditions in the local real estate market or economy. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower's business, thereby increasing the risk of non-performing loans. In addition, many of our commercial real estate loans are not fully amortizing and require large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or nonpayment. Further, the physical condition of non-owner occupied properties may be below that of owner occupied properties due to lax property maintenance standards, which have a negative impact on the value of the collateral properties. As our multifamily, nonresidential and construction and land loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

Given their larger balances and the complexity of the underlying collateral, multifamily, nonresidential and construction and land loans generally expose a lender to greater credit risk than loans secured by one-to-four family real estate. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential real estate loan. In addition, any adverse developments with respect to borrowers or groups of borrowers that have more than one of these types of loans outstanding can expose us to significantly greater risk of loss compared to borrowers or groups of borrowers that only have one type of these loans. If loans that are collateralized by real estate or other business assets become troubled and the values of the underlying collateral have been significantly impaired, we may not be able to recover the full contractual amounts of principal and interest that we anticipated at the time we originated the loans, which could cause us to increase our provision for loan losses which would, in turn, adversely affect our operating results and financial condition. Further, if we foreclose on this type of collateral, our holding period for that collateral may be longer than for one-to-four family real estate loans because there are fewer potential purchasers of that collateral, which can result in substantial holding costs.

Some of our borrowers have more than one of these types of loans outstanding. At December 31, 2024, 1,492 loans with an aggregate balance of $2.16 billion are to borrowers with only one loan. Another 164 loans are to borrowers with two loans each with a corresponding aggregate balance of $123.6 million. In addition, 30 loans are to borrowers with three loans each with a corresponding aggregate balance of $26.1 million.

Our business and our customers are impacted by inflationary pressures.

Although inflationary pressures have begun to stabilize, inflation may increase again during 2025 or thereafter. Small to medium-sized businesses may be impacted more during periods of high inflation as they are not as able to leverage economics of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of many of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition.

The unseasoned nature of our multifamily, nonresidential and construction and land loans portfolio may result in changes to our estimates of collectability, which may lead to additional provisions or charge-offs, which could hurt our profits.

Our multifamily, nonresidential and construction and land loan portfolio has increased approximately $396.9 million, or 28.4%, to $1.79 billion at December 31, 2024 from $1.40 billion at December 31, 2023. A large portion of our multifamily, nonresidential and construction and land loan portfolio is unseasoned and does not provide us with a significant payment or charge-off history pattern from which to judge future collectability. Currently, we estimate potential charge-offs using a rolling 12 quarter average and peer data adjusted for qualitative factors specific to us. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience or current estimates, which could adversely affect our future performance. Further, these types of loans generally have larger balances and involve a greater risk than one-to-four family owner-occupied residential mortgage loans. Accordingly, if we make any errors in judgment in the collectability of our multifamily, nonresidential and construction and land loans, any resulting charge-offs may be larger on a per loan basis than those incurred historically with our residential mortgage loans.

Our business may be adversely affected by credit risk associated with residential property.

At December 31, 2024 and 2023, one-to-four family residential real estate loans amounted to $472.4 million and $496.0 million, or 20.5% and 25.8%, respectively, of our total loan portfolio. Of these amounts, $330.1 million and $343.7 million, or 69.9% and 69.3%, respectively, is comprised of one-to-four family residential investor-owned properties. One-to-four family residential mortgage lending, whether owner-occupied or non-owner occupied is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations. Declines in real estate values could cause some of our one-to-four family residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

One-to-four family residential mortgage lending, whether owner-occupied or non-owner-occupied, with higher combined loan-to-value ratios are more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their properties, they may be unable to repay their loans in full from the sale proceeds. For those home equity loans and lines of credit secured by a second mortgage, it is unlikely that we will be successful in recovering all or a portion of our loan proceeds in the event of default unless we are prepared to repay the first mortgage loan and such repayment and the costs associated with a foreclosure are justified by the value of the property. In addition, the current judicial and legal climate makes it difficult to foreclose on residential properties expeditiously and with reasonable costs. For these reasons, we may experience higher rates of delinquencies, default and losses on our one-to-four family residential mortgage loans. We have made and may continue to make initial and extended forbearances to one-to-four family residential loans as short-term modifications made on a good faith basis. We actively monitor borrowers in forbearance and seek to determine their capacity to resume payments as contractually obligated upon the termination of the forbearance period.

Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depend primarily on the tenant's continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner's ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties is often below that of owner occupied properties due to lax property maintenance standards, which has a negative impact on the value of the collateral properties.

If our allowance for credit losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

At December 31, 2024 and 2023, our ACL totaled $22.5 million and $26.2 million, which represented 0.97%, and 1.36% of total loans, respectively. Included in the allowance for credit losses at December 31, 2023, was $6.8 million related to microloans. There was no allowance for credit losses related to microloans at December 31, 2024 as these microloans were charged-off. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for many of our loans. In determining the amount of the allowance for credit losses, we review our loans, loss and delinquency experience, and business and commercial real estate peer data, and we evaluate other factors including, but not limited to, current economic conditions. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance, which in turn, could materially decrease our net income.

On January 1, 2023, the Company adopted Current Expected Credit Loss, or CECL. CECL requires financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for credit losses.

In addition, our regulators, as an integral part of their examination process, periodically review the allowance for credit losses and, as a result of such reviews, we may determine that it is appropriate to increase the allowance for credit losses by recognizing additional provisions for loan losses charged to income, or to charge off loans, which, net of any recoveries, would decrease the allowance for credit losses. Any such additional provisions for credit losses or charge-offs could have a material adverse effect on our financial condition and results of operations.

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of nonperforming loans, which could adversely affect our operations, financial condition and earnings.

Although there is not a single employer or industry in our market area on which a significant number of our customers are dependent, a substantial portion of our loan portfolio is composed of loans secured by property located in the greater New York metropolitan area. This can make us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy could have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing their loans, which could adversely impact our net interest income. Any deterioration in economic conditions could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

- demand for our products and services may decline;

- loan delinquencies, problem assets and foreclosures may increase;

- collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, acts of terrorism, an outbreak of hostilities, or other international or domestic calamities, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing their loans, which could negatively affect our financial performance.

Additionally, the current Presidential Administration is seeking to enact significant changes that may impact economic conditions, including changes to the size and scope of the federal government. These changes, if implemented and taken as a whole, may have varied effects on the economy that are difficult to predict. To the extent such changes have an adverse impact on the local economies where we operate, our business, financial condition and results of operations may be adversely impacted.

We are subject to environmental liability risk associated with lending activities or properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform an environmental review before initiating any foreclosure action on non-residential real property, may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Risks Related to our Business Strategy.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets, loans, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding deposit and lending capacity that generally require a period of time to generate the necessary revenues to offset their costs, especially in areas in which we do not have an established presence and require alternative delivery methods. Accordingly, any such business expansion can be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in modernizing existing facilities, opening of new branches or deploying new services.

We may incur losses due to minority investments in other financial technology related companies.

As part of our business strategy, we have made minority investments in technology related companies, and may from time to time make or consider making similar additional investments. We may not be able to influence the activities of companies in which we invest and may suffer additional losses in the future due to these activities.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to make investments in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology of introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

Our emphasis on construction lending involves risks that could adversely affect our financial condition and results of operations.

As interest rates have increased and competition has diminished, we have shifted our loan originations to focus more on higher-yielding construction loans while reducing the growth in our originations of consumer, commercial and industrial loans, multifamily, mixed-use and non-residential real estate loans. As a result, our construction loan portfolio has increased to $733.7 million, net of loans-in-process of $359.2 million, or 31.79% of total loans, at December 31, 2024 from $503.9 million, net of loans-in-process of $520.3 million, or 26.22% of total loans, at December 31, 2023.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, during the term of our construction loans, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds, with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, and it may be necessary to hold the property for an indeterminate period of time subject to the regulatory limitations imposed by local, state or federal laws. Loans on land under development or held for future construction also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral.

Additionally, as discussed under "Risks Related to Laws and Regulations" – "We may be limited in our ability to originate new construction loans in our market area due to legislative changes." and – "Imposition of limits by the bank regulators on construction lending activities could curtail our growth and adversely affect our earnings." below, we be limited in our ability to make such loans in the future.

Our efficiency ratio is high, and we anticipate that it may remain high, as a result of the ongoing implementation of our business strategy.

Our non-interest expense totaled $66.7 million and $68.7 million for the years ended December 31, 2024 and 2023, respectively. Although we continue to analyze our expenses and pursue efficiencies where available, our efficiency ratio remains high as a result of the implementation of our business strategy combined with operating in an expensive market. Our efficiency ratio was 79.66% and 90.96% for the years ended December 31, 2024 and 2023, respectively. Our efficiency ratio for the year ended December 31, 2024 improved compared with prior year due to increase in net interest income. If we are unable to successfully implement our business strategy and increase our revenues and decrease our total non-interest expense, our profitability could be adversely affected.

We have received an investment under the ECIP from the U.S. Treasury, in exchange for the issuance of senior perpetual preferred stock, which preferred stock has certain rights and preferences as compared to shares of our common stock. We are subject to certain contractual and regulatory restrictions under the ECIP which may hinder our operations.

On June 7, 2022 (the "Original Closing Date"), the Company issued 225,000 shares of the Company's Preferred Stock, par value $0.01 (the "Preferred Stock") for an aggregate purchase price equal to $225,000,000 in cash to the Treasury, pursuant to the Treasury's ECIP. Under the ECIP, Treasury provided investment capital directly to depository institutions that are CDFIs or MDIs or their holding companies, to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, in low-income and underserved communities. No dividends will accrue or be due for the first two years after issuance. For years three through ten, depending upon the level of qualified and/or deep impact lending made in targeted communities, as defined in the ECIP guidelines, dividends will be at an annual rate of either 2.0%, 1.25% or 0.5% and, thereafter, will be fixed at one of the foregoing rates. If we are unable to make qualified and/or deep impact loans at required levels, we will be required to pay dividends at the higher annual rates. Additionally, we may make qualified and/or deep impact loans that are riskier than we otherwise would in an effort to meet the lending requirements for the lower dividend rates and/or to qualify for the purchase option under the Repurchase Agreement (as described below).

Holders of Preferred Stock generally do not have any voting rights, with the exception of voting rights on certain matters as outlined in the Certificate of Designations. The Treasury is the holder of the Preferred Stock and a governmental entity, and the Treasury may hold interests that are different from a private investor in exercising its voting and other rights. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

As a participant in the ECIP, the Company must comply with certain operating requirements. Specifically, the Company must adopt the Treasury's standards for executive compensation and luxury expenses for the period during which the Treasury holds equity issued under the ECIP. These restrictions may make it difficult to adequately compensate our management team, which could impact our ability to retain qualified management. Additionally, under the ECIP regulations, the Company cannot pay dividends or repurchase its common stock unless it meets certain income-based tests and has paid the required dividends on the Preferred Stock. The Company began paying dividends on its Preferred Stock in the amount of $0.6 million for the year ended December 31, 2024.

On December 20, 2024, the Company entered into an ECIP Securities Purchase Option Agreement (the "Repurchase Agreement") with Treasury. Pursuant to the Repurchase Agreement, Treasury has granted the Company an option to purchase all of the Preferred Stock during the Option Period, which is the first fifteen years following the Original Closing Date. The purchase price for the Preferred Stock pursuant to the purchase option is determined based on a formula equal to the present value of the Preferred Stock, calculated as set forth in the Repurchase Agreement, together with any accrued and unpaid dividends thereon, as of the closing date. Subject to variations in interest rates and the equity risk premium, which are components included in the purchase price calculation, the Company presently expects that the purchase price will be at a substantial discount from the face value of the Preferred Stock.

The purchase option may not be exercised unless and until at least one of the Threshold Conditions under the Repurchase Agreement has been met. The Threshold Conditions are as follows: during the ten years that follow the Original Closing Date (the "ECIP Period") either (1) over any sixteen consecutive quarters, an average of at least 60% of the Company's Total Originations, as defined pursuant to the terms of the ECIP, qualifies as "Deep Impact Lending," as defined pursuant to the terms of the ECIP (the "Deep Impact Condition"); (2) over any twenty-four consecutive quarters, an average of at least 85% of the Company's Total Originations qualifies as "Qualified Lending," as defined pursuant to the terms of the ECIP (the "Qualified Lending Condition"); or (3) the Preferred

Stock has a dividend rate of no more than 0.5%, which dividend rate is calculated pursuant to the ECIP and the terms thereof, at each of six consecutive Reset Dates, as defined in the ECIP.

The earliest possible date by which a Threshold Condition may be met is June 30, 2026, which is the end of the sixteenth consecutive quarter following the Original Closing Date. However, the Company does not currently meet any of the Threshold Conditions to exercise the purchase option, and there can be no assurance if and when the Threshold Conditions will be met. At present, the Company has reported 9 consecutive quarters for which it has met both the Deep Impact and Qualified Lending Conditions. The Preferred Stock currently has a dividend rate of 0.5%.

In addition to the requirement that a Threshold Condition be met, the Repurchase Agreement requires that the Company meet certain other eligibility conditions in order to exercise the purchase option in the future, including compliance with the terms of the original ECIP purchase agreement and the terms of the Preferred Stock, maintaining qualification as either a CDFI or an MDI, and meeting other legal and regulatory criteria. Although the Company currently meets the general eligibility criteria, other than satisfying one of the Threshold Conditions, there can be no assurance that the Company will meet such criteria in the future.

We may be dependent on borrowings from the FHLBNY and FRBNY to grow our lending activities, which may negatively impact our results of operations.

In recent periods, we have relied on non-core funding sources, primarily borrowings from the FHLBNY and FRBNY, to fund a portion of our lending activities when we do not have sufficient core deposits. Borrowings from the FHLBNY and FRBNY are generally higher cost as compared to core deposits, which will generally lead to decreases in our net interest margin and lower net revenues. Additionally, the Bank's FHLBNY and FRBNY membership does not represent a legal commitment to extend credit to the Bank. The amount that the Bank can potentially borrow is currently dependent on the amount of unencumbered eligible securities and loans that the Bank can use as collateral and the collateral margins required by the lenders. The Bank's borrowing capacity may be adjusted by the FHLBNY and FRBNY and may take into account factors such as the Bank's tangible common equity ratio, collateral margins required by the lender or other factors. A possible future downgrade of securities and loans pledged as collateral could also impact the amount of available funding. If we are unable to obtain funding through the FHLBNY and FRBNY, we may be forced to seek additional alternative funding sources, which may be higher cost, in order to fund our loan growth.

There are current proposals from the Federal Housing Finance Agency ("FHFA"), the regulatory of the Federal Home Loan Bank ("FHLB") system, to adopt certain changes to its eligibility criteria for borrowing to refocus on the FHLB's housing mission. Additionally, the Company must maintain a satisfactory rating pursuant to the Community Reinvestment Act ("CRA") to maintain its ability to access FHLB funding. Additionally, the current Presidential Administration may seek to make regulatory changes, including modifying or eliminating the FHFA. If the FHFA makes significant changes to the eligibility criteria to maintain access to FHLB funding, if the Company fails to maintain its satisfactory rating under the CRA or if the FHFA is significantly modified or eliminated, this could impact the Company's ability to borrow from the FHLB and require it to find other sources of credit, including borrowing directly from the FRB.

Risks Related to Competitive Matters

Strong competition within our market areas may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and unregulated or less regulated non-banking entities, operating locally and elsewhere. Many of these competitors have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates on more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected.

The financial services industry could become even more competitive as a result of new legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. For additional information see "Business —Market Area and—Competition."

Our small size makes it more difficult for us to compete.

Our small asset size makes it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings may also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base may make it difficult to generate meaningful non-interest income from such activities as securities and insurance brokerage. Finally, as a smaller institution, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

Risks Related to Our Management.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We are dependent upon the services of the members of our senior management team who direct our strategy and operations. Members of our senior management team, or lending personnel who possess expertise in our markets and key business relationships, could be difficult to replace. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. See "Management."

Adherence to our internal policies and procedures by management is critical to our performance and how we are perceived by our regulators.

Our internal policies and procedures are a critical component of our corporate governance and, in some cases, compliance with applicable regulations. We adopt internal policies and procedures to guide management and employees regarding the operation and conduct of our business. We may not always achieve absolute compliance with all of our policies and procedures. Any deviation or non-adherence to these internal policies and procedures, whether intentional or unintentional, could have a detrimental effect on our management, operations or financial condition.

Risks Related to Interest Rates.

Interest rates may rise and the possibility that we may access higher-cost funds to support our loan growth and operations may adversely affect our net interest income and profitability.

On September 18, 2024, the Federal Reserve announced that the target range for the federal funds rate decreased by 50 basis points to 4.75% to 5.00% effective on September 19, 2024. It marked the first rate cut in over four years and signaled a shift in strategy aimed at bolstering the economy and preventing a rise in unemployment. In November 2024, the Federal Reserve lowered interest rates by 25 basis points to 4.50% to 4.75% and in December 2024 another 25 basis points to 4.25% to 4.50%. However, interests rates may rise again in the future. We may be negatively impacted if we are unable to appropriately time adjustments to our funding costs and the rates we earn on our loans.

An important component of our ability to mitigate pressures of a rising rate environment will be our ability to prudently increase the rates we pay on deposits, including core deposits. If we were to increase these rates, because of competitive pricing pressures in our markets, liquidity purposes or otherwise, our net interest margin may be negatively impacted. In addition, as our growth in earning assets has outpaced growth in our core deposits in recent quarters, we have had to increase our reliance on noncore funding. These funding sources may be more rate sensitive than our core depositors, and, accordingly, we may be compelled to increase the rates we pay on these funds which may limit our ability to maintain on-balance sheet liquidity levels consistent with our policies, which would negatively impact our net interest margin. We seek to limit the amount of non-core funding we utilize to support our growth. If we are unable to grow our core funding at rates that are sufficient to match or exceed our loan growth we may be required to slow our loan growth.

As interest rates change, we expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities (usually deposits and borrowings) will be more sensitive to changes in market interest rates than our interest-earning assets (usually loans and investment securities), or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" may work against us, and our results of operations and financial condition may be negatively affected. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing characteristics, and balances of the different types of our interest-earning assets and interest-bearing liabilities. Interest rate risk management techniques are not exact. From time to time, we reposition a portion of our investment securities portfolio in an effort to better position our balance sheet for potential changes in short-term rates. We employ the use of models and modeling techniques to quantify the levels of risks to net interest income, which inherently involve the use of assumptions, judgments, and estimates. While we strive to ensure the accuracy of our modeled interest rate risk profile, there are inherent limitations and imprecisions in this determination and actual results may differ.

Future changes in interest rates could reduce our profits and asset values.

Net income (loss) is the amount by which net interest income and non-interest income exceeds (or does not exceed) non-interest expense and the provisions for loan losses and taxes. Net interest income makes up a majority of our income and is based on the difference between:

- the interest income we earn on interest-earning assets, such as loans and securities; and

- the interest expense we pay on interest-bearing liabilities, such as deposits and borrowings.

The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many savings institutions, our liabilities generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility because market interest rates change over time. In a period of rising interest rates, the interest income we earn on our assets may not increase as rapidly as the interest we pay on our liabilities as the demand for loans may decrease materially. In a period of declining interest rates, the interest income we earn on our assets may decrease more rapidly than the interest we pay on our liabilities, as borrowers prepay mortgage loans, and mortgage-backed securities and callable investment securities are called, requiring us to reinvest those cash flows at lower interest rates.

In addition, any future rate increases can affect the average life of loans and mortgage-backed and related securities. A rise in interest rates may result in lower demand for loans and mortgage-backed and related securities as borrowers may reduce their debts due to the higher costs of borrowings.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect the value of our assets and ultimately affect our earnings.

We monitor interest rate risk through the use of simulation models, including estimates of the amounts by which the economic value of our assets and liabilities (the Economic Value of Equity Model "EVE") and our net interest income would change in the event of a range of assumed changes in market interest rates. At December 31, 2024, in the event of an instantaneous 100 basis point increase in interest rates, we estimate that we would experience a 5.67% decrease in EVE and a 4.63% decrease in net interest income. For further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk—Net Interest Income Simulation Models and—Economic Value of Equity Model."

Changes in the valuation of securities held could adversely affect us.

At December 31, 2024 and 2023, our securities portfolio totaled $472.9 million and $581.7 million, which represented 15.6% and 21.1% of total assets, respectively. The securities portfolio as of December 31, 2024 and 2023 were classified as available-for-sale securities, at fair value, in the amount of $105.0 and $119.9 million and held-to-maturity securities, at amortized costs, in the amount of $367.9 million and $461.7 million, respectively. A decline in the fair value of our available-for-sale securities could cause a material decline in our reported equity and/or net income. At least quarterly, and more frequently when warranted by economic or market conditions, management evaluates all securities with a decline in fair value below the amortized cost of the investment to determine whether the impairment is deemed to be credit related impairment. For impaired debt securities that are intended to be sold, or more likely than not will be required to be sold, the full amount of market decline is recognized through earnings. Credit-related impairment for all other impaired debt securities is recognized through earnings. Non-credit related impairment for debt securities is recognized in other comprehensive income net of applicable taxes for all securities classified as available-for-sale. A decline in the market value of our securities portfolio could adversely affect our earnings.

Risks Related to Laws and Regulations.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

The Bank is subject to extensive regulation, supervision and examination by the OCC, and the Company is subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision governs the activities in which the Bank and the Company may engage and are intended primarily for the protection of the Federal Deposit Insurance Fund, the depositors and borrowers of the Bank and consumers, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and influencing the level of our allowance for credit losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") significantly changed the regulation of banks and savings institutions and affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies, including the establishment of the CFPB as an additional regulatory agency. The various federal agencies have adopted a broad range of rules and regulations in compliance with the Dodd-Frank Act. Compliance with the Dodd-Frank Act and its regulations and policies has resulted in changes to our business and operations, as well as additional costs, and has diverted management's time from other business activities, all of which have adversely affected our financial condition and results of operations.

The current Presidential Administration may seek to make changes to our current regulatory framework and the agencies that regulate our business, which changes may include combining or disbanding certain regulatory agencies. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in interpretation by us. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations

Our New York State multi-family loan portfolio could be adversely impacted by changes in legislation or regulation, primarily rent control and rent stabilization.

Multi-family real estate loans generally involve a greater risk than 1-4 family residential real estate loans in part because of legislation and government regulations involving rent regulation, such as rent control and rent stabilization, which are outside the control of the borrower or the Bank and could impair the value of the security for the loan or the future cash flow of such properties. Federal regulation of interest rates could also impair the future cash flows of such properties that have variable- or adjustable-rate mortgages or whose existing mortgages are maturing.

The State of New York, on June 14, 2019, enacted legislation increasing the restrictions on rent increases in a rent-regulated apartment building, including, among other provisions, (i) repealing the vacancy bonus and longevity bonus, which allowed a property owner to raise rents as much as 20% each time a rental unit became vacant, (ii) eliminating high-rent vacancy deregulation and high-income deregulation, which allowed a rental unit to be removed from rent stabilization once it crossed a statutory high-rent threshold and became vacant, or the tenant's income exceeded the statutory amount in the preceding two years, and (iii) eliminating an exception that allowed a property owner who offered preferential rents to tenants to raise the rent to the full legal rent upon renewal. The legislation still permits a property owner to charge up to the full legal rent once the tenant vacates. As a result of this legislation as well as previously existing laws and regulations, it is possible that rental income might not rise sufficiently over time to satisfy increases in the loan rate at repricing or increases in overhead expenses (e.g., utilities, taxes, maintenance, etc.).

Additionally, the New York City Rent Guidelines Board established the maximum rent increase on certain apartments at 3.0% for a one-year lease beginning on or after October 1, 2023 and on or after September 30, 2024, while the overall inflation rate increased at a greater rate. In addition, overhead (including maintenance) expenses often increase significantly during inflationary periods. Finally, if the cash flow from a collateral property is reduced (e.g., if leases are not obtained or renewed), the borrower's ability to repay the loan and the value of the security for the loan may be impaired. At the same time, the Federal Reserve Board has increased the discount rate repeatedly since 2022, resulting in substantial increases in mortgage rates since 2022, which rate increases adversely affect the cash flows of real estate properties that are financed with adjustable and variable interest rate mortgages or that require refinancings due to maturities of existing mortgages. To the extent our borrowers cannot implement rent increases that are sufficient to cover expenses, including increased mortgage rates, there will be an increased risk of default for these loans.

We may be limited in our ability to originate new construction loans in our market area due to legislative changes.

The viability of a multi-family construction project is highly dependent on the project's ability to capitalize on available real estate tax abatements. The 421-a tax exemption program that offered real estate tax abatements for new multifamily residential housing buildings in New York City market area expired on December 31, 2023, and unless a similar new program is authorized, we expect that the demand for construction loans in our market area will be significantly diminished.

Imposition of limits by the bank regulators on construction lending activities could curtail our growth and adversely affect our earnings.

In 2006, the Office of the Comptroller of the Currency, the FDIC and the Board of Governors of the Federal Reserve System (collectively, the "Agencies") issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). Although the CRE Guidance did not establish specific construction lending limits, it provides that a bank's commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution's total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Construction and land loans represented 145.0% of the Bank's total risk-based capital at December 31, 2024, and our multifamily, mixed-use and nonresidential real estate loan portfolio represented 196.8% of the Bank's total risk-based capital on that same date.

In December 2015, the Agencies released a new statement on prudent risk management for commercial real estate lending (the "2015 Statement"). In the 2015 Statement, the Agencies, among other things, indicate the intent to continue "to pay special attention" to commercial real estate lending activities and concentrations going forward. While we monitor our concentration limits with respect to our construction, multifamily, mixed-use and non-residential real estate loans closely and have implemented various risk management practices to manage our exposure for such loans, if the OCC, our primary federal regulator, were to impose restrictions on the amount of such loans we can hold in our portfolio or require us to implement additional compliance measures, our earnings would be adversely affected.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

Our ability to originate loans could be restricted by recently adopted federal regulations.

The CFPB has a rule intended to clarify how lenders can avoid legal liability under the Dodd-Frank Act, which holds lenders accountable for ensuring a borrower's ability to repay a mortgage loan. Under the rule, loans that meet the "qualified mortgage" definition will be presumed to have complied with the ability-to-repay standard. Under the rule, a "qualified mortgage" loan must not contain certain specified features, including:

- excessive upfront points and fees (those exceeding 3% of the total loan amount, less "bona fide discount points" for prime loans);

- interest-only payments;

- negative amortization; and

- terms of longer than 30 years.

Also, to qualify as a "qualified mortgage," a loan must be made to a borrower whose total monthly debt-to-income ratio does not exceed 43%. Lenders must also verify and document the income and financial resources relied upon to qualify a borrower for the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments.

In addition, the CFPB has adopted rules and published forms that combine certain disclosures that consumers receive in connection with applying for and closing on certain mortgage loans under the Truth in Lending Act and the Real Estate Settlement Procedures Act.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or limit our ability to pay dividends or repurchase shares.

The Bank's minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6.0%; (iii) a total capital ratio of 8.0%; and (iv) a Tier 1 leverage ratio of 4.0%. The capital requirements also establish a "capital conservation buffer" of 2.5%, which results in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 to risk-based assets capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the buffer amount.

We have analyzed these capital requirements, and the Bank meets all of these requirements, including the 2.5% capital conservation buffer.

The application of more stringent capital requirements could, among other things, result in lower returns on equity, and result in regulatory actions if we are unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of the requirements of the Basel Committee on Banking Supervision ("Basel III") could result in our having to lengthen the term of our funding sources, change our business models or increase our holdings of liquid assets. Ponce Bank's ability to pay dividends to the Company will be limited if it does not have the capital conservation buffer required by the capital rules, which may further limit the Company's ability to pay dividends to stockholders. See "Regulation and Supervision—Federal Banking Regulation—Capital Requirements."

The Federal Reserve Board may require us to commit capital resources to support Ponce Bank.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve Board may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Risk Related to our Operations.

We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber security breaches.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions and to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards or customer attrition due to potential negative publicity. In addition, we outsource some of our data processing to certain third-party providers. If these third-party providers encounter difficulties, including as a result of cyber-attacks or information security breaches, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. We are also subject to risks related to the cyber vulnerabilities of our partners. We may experience negative impacts to our financial condition and results of operations if our partners are subject to cyber fraud or other security breaches.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, face regulatory action, civil litigation and/or suffer damage to our reputation.

Negative developments in the U.S. in our primary markets may adversely impact our results in the future.

Our financial performance is highly dependent on the business environment in the markets where we operate and in the U.S. as a whole. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity, investor or business confidence, consumer sentiment, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, natural disasters, international trade disputes and retaliatory tariffs, supply chain disruptions, terrorist attacks, global pandemics, acts of war, or a combination of these or other factors. A worsening of business and economic conditions, or persistent inflationary pressures or supply chain disruptions, generally or specifically in the principal markets in which we conduct business could have adverse effects, including the following:

- a decrease in deposit balances or the demand for loans and other products and services we offer;
- an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us, which could lead to higher levels of nonperforming assets, net charge-offs and provisions for credit losses;
- a decrease in the value of loans and other assets secured by real estate; and
- a decrease in net interest income from our lending and deposit gathering activities.

Although economic conditions have improved in most of our markets, we continue to focus on growing earning assets, we believe that it is possible we will continue to experience an uncertain and volatile economic environment during 2025, including as a result of issues of national security, international conflicts, inflation and supply chain disruptions. There can be no assurance that these conditions will improve in the near term or that conditions will not worsen. Such conditions could adversely affect our business, financial condition, and results of operations.

The cost of finance and accounting systems, procedures and controls in order to satisfy our public company reporting requirements increases our expenses.

The obligations of being a public company, including the substantial public reporting obligations, require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal control over financial reporting. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management's attention from our operations.

Risks Related to Accounting Matters

Changes in accounting standards could affect reported earnings.

The bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

Our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date to file periodic reports under the Securities and Exchange Act of 1934, including our consolidated financial statements. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for credit losses, the valuation of loans held for sale, the valuation of deferred tax assets and investment securities, the estimates relating to the valuation for share-based awards, and our determinations with respect to amounts owed for income taxes.

Other Risks Related to Our Business and Industry Generally

Financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry causing disruptive deposit outflows and other destabilizing results.

In March 2023, certain specialized banking institutions with elevated concentrations of uninsured deposits experienced large deposit outflows coupled with insufficient liquidity to meet withdrawal demands, resulting in the institutions being placed into FDIC receiverships. In the aftermath, there has been substantial market disruption and indications that diminished depositor confidence could spread across the banking industry, leading to deposit outflows and other destabilizing results. The Federal Reserve Board provided funding to ensure that banks had sufficient liquidity to meet the needs of their depositors, but there can be no assurance whether such funding will be provided in the future if similar issues recur. The Company maintains a diversified deposit base and has a comparatively low level of uninsured deposits. As of December 31, 2024, 23.1% of our deposits are estimated to be above FDIC-insurance limits.

Ineffective liquidity management could adversely affect our financial results and condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial majority of our assets are loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations or financial condition.

By engaging in derivative transactions, we are exposed to additional credit and market risk in our banking business.

We may use interest rate swaps to help manage our interest rate risk in our banking business from recorded financial assets and liabilities when they can be demonstrated to effectively hedge a designated asset or liability and the asset or liability exposes us to interest rate risk. We may use other derivative financial instruments to help manage other economic risks, such as liquidity and credit risk, including exposures that arise from business activities that result in the receipt or payment of future known or uncertain cash amounts, the value of which are determined by interest rates. Hedging interest rate risk is a complex process, requiring sophisticated models and routine monitoring. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our net interest income and, therefore, could have a material adverse effect on our business, financial condition, results of operations and future prospects. Our existing swaps were terminated on January 14, 2025, but we may enter into similar transactions in the future.

Legal and regulatory proceedings and related matters could adversely affect us.

We have been and may in the future become involved in legal and regulatory proceedings. We consider most of the proceedings to be in the normal course of our business or typical for the industry; however, it is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. There could be substantial cost and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or image, or our financial condition and results of our operations.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

The Bank is a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected.

Our Equity Incentive Plans have increased our expenses and reduced our income, and may dilute your ownership interests.

The Company maintains a Long-Term Incentive Plan. During the years ended December 31, 2024 and 2023, the Company recognized in $2.1 million and $1.8 million, respectively, in non-interest expense relating to its stock benefit plans, and we will recognize additional expenses in the future as additional grants are made and awards vest.

The Company may fund the Long-Term Incentive Plan either through open market purchases or authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund this plan will be subject to many factors, including, but not limited to, applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. Stockholders would experience a reduction in ownership interest in the event newly issued shares of our common stock are used to fund stock issuances under the plan.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Our historical markets, minority and immigrant individuals, may be threatened by gentrification and adverse political developments, which could decrease our growth and profitability.

We believe that our historical strength has been our focus on the minority and immigrant markets. The continuing displacement of minorities due to gentrification of our communities may adversely affect us unless we are able to adapt and increase the acceptance of our products and services by non-minority customers. We may also be unfavorably impacted by political developments unfavorable to markets that are dependent on immigrant populations.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

The Company's cybersecurity program is integrated within its overall risk management function. The Company engages third parties, including an outsourced cybersecurity team and additional vendors that conduct cybersecurity testing. All critical vendors of the Company, including its cybersecurity vendors, are subject to the requirements of its vendor management policy and processes. The Company is a regulated entity and undergoes regulatory reviews to ensure the Bank remains in compliance with all appropriate standards, including related to its management of third-party vendors.

Internally, the cybersecurity program is managed by the Company's Senior Vice President and Chief Information Officer. She has held senior management positions in information technology, management information systems and information security for over 30 years. She reports regularly to the risk and audit committees of the Board of Directors about the prevention, detection, mitigation, and remediation of cybersecurity incidents. Additionally, the full board annually assesses all critical risks of the Company, including cybersecurity risks, and also receives periodic updates relating to key cybersecurity issues as part of their oversight.

The Company's Senior Vice President and Chief Information Officer also regularly reports to the Company's executive risk management ("ERM") committee, which oversees Company-wide risk at the management level, regarding cybersecurity risks. Members of the ERM committee include our President and Chief Executive Officer.

While to date, we have not had a major cyber incident, nor experienced significant data loss or any material financial losses related to cybersecurity attacks, it is possible that we could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. See Item 1A. "Risk Factors." – "We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber security breaches." for further discussion of potential risks related to cybersecurity incidents.

Item 2. Properties.

As of December 31, 2024, the net book value of the Company's office properties including leasehold improvements was $12.9 million, and the net book value of its furniture, fixtures and other equipment and software was $3.9 million. The Company's and Bank's executive offices are located at 2244 Westchester Avenue, Bronx, New York.

The following table sets forth information regarding the Company's offices as of December 31, 2024.

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property (in thousands)
Main Office:			
2244 Westchester Avenue Bronx, NY 10462	Leased	2021	$ 272
Other Properties:			
980 Southern Blvd. Bronx, NY 10459	Leased	1990	596
37-60 82nd Street Jackson Heights, NY 11372	Leased	2021	37
51 East 170th Street Bronx, NY 10452	Leased	2018	615
169 Smith Street Brooklyn, NY 11201	Leased	2021	102
207 East 106th Street New York, NY 10029	Leased	2006	1,235
2244 Westchester Avenue Bronx, NY 10462	Leased	2021	485
5560 Broadway Bronx, NY 10463	Leased	2021	1,359
34-05 Broadway Astoria, NY 11106	Leased	2001	693
3821 Bergenline Avenue Union City, NJ 07087	Leased	2021	38
1900 Ralph Avenue Brooklyn, NY 11234	Leased	2007	405
20-47 86th Street Brooklyn, NY 11214	Owned	2010	3,249
100-20 Queens Boulevard Forest Hills, NY 11375	Leased	2010	75
319 1st Avenue New York, NY 10003	Leased	2010	292
32-75 Steinway Street Astoria, NY 11103	Leased	2020	70
2612 East 16th Street Brooklyn, NY 11235	Leased	2020	—
42 South Washington Avenue Bergenfield, NJ 07621	Leased	2020	—
135-14 Northern Blvd. Flushing, NY 11354	Owned	2020	3,412
1600 Ponce de Leon Boulevard Coral Gables, FL 33134	Leased	2024	—
			$ 12,935

Item 3. Legal Proceedings.

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's shares of common stock are traded on the NASDAQ Stock Market, LLC under the symbol "PDLB".

The number of stockholders of record of the Company's common stock as of March 11, 2025 was 327. The number of record-holders may not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms and other nominees.

To date, the Company has not paid any dividends to its common stockholders. We have no current plan or intention to pay cash dividends to our common stockholders. However, if in the future the Board of Directors considers the payment of dividends, the amount of any dividend payments will be subject to statutory and regulatory limitations, and will depend upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of stockholders; tax considerations; and general economic conditions. No assurance can be given that the Board of Directors will ever consider the payment of dividends, and common stockholders should have no expectation of such. The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate of earnings retention is inconsistent with its capital needs and overall financial condition. In addition, the Company's ability to pay dividends will be limited if it does not have the capital conservation buffer required by the capital rules, which may limit our ability to pay dividends to our stockholders. See "Regulation and Supervision—Federal Bank Regulation—Capital Requirements." No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future.

For a further discussion concerning the payment of dividends on our shares of common stock, see "Regulation and Supervision—Holding Company Regulations—Dividends and Stock Repurchases." Dividends we can declare and pay will depend, in part, upon receipt of dividends from Ponce Bank, because currently we will have no source of income other than dividends from Ponce Bank and earnings from the investment of funds held by the Company and interest payments received in connection with the loan to the employee stock ownership plan. Regulations of the Federal Reserve Board and the OCC impose limitations on "capital distributions" by savings institutions. See "Regulation and Supervision—Federal Bank Regulation—Capital Requirements."

We will file a consolidated federal tax return. Accordingly, it is anticipated that any cash distributions that we make to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

Pursuant to our charter, we are authorized to issue preferred stock. The Company issued 225,000 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 for an aggregate purchase price equal to $225.0 million in cash, to the Treasury in a private placement pursuant to the ECIP. The Preferred Stock has priority over the holders of our shares of common stock with respect to the payment of dividends. The Company began paying dividends on its Preferred Stock during the quarter ended June 30, 2024, as required by the terms thereof.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following management's discussion and analysis of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those described below. Such risks and uncertainties include, but are not limited to, those identified below and those described in Part I, Item 1A. "Risk Factors," within this Annual Report on Form 10-K. Discussion and analysis of our 2023 fiscal year specifically, as well as the year-over-year comparison of our 2023 financial performance to 2022, are located under Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on March 19, 2024, which is available on our investor relations website at poncebank.gcs-web.com and the SEC's website at sec.gov.

Overview

Our principal business is attracting retail deposits from the general public and investing those deposits together with funds generated from ongoing operations and borrowings, primarily in (1) originations and purchases of multi-family residential properties, commercial business loans, commercial real estate mortgage loans, one-to-four family (focusing on mixed-use properties, which are properties that contain both residential dwelling units and commercial units); (2) construction loans; (3) SBA loans; (4) mortgage-backed securities; and (5) U.S. government securities, corporate fixed-income securities and other marketable securities. We also originate certain other consumer loans including overdraft lines of credit. Our results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets and the cost of our interest-bearing liabilities. We also generate non-interest income mainly from service charges and fees, late and prepayment charges, income on sale of mortgage loans and grant income. Our non-interest expense consists principally of employee compensation and benefits, occupancy and equipment costs, data processing expenses, direct loan expenses, professional fees, other operating expenses and income tax expense. Our results of operations can also be significantly affected by our periodic provision for credit losses.

Federal Economic Relief Funds To Aid Lending to Small Businesses

Emergency Capital Investment Program

On June 7, 2022 (the "Original Closing Date"), the Company issued 225,000 shares of the Company's Preferred Stock, par value $0.01 (the "Preferred Stock") for an aggregate purchase price equal to $225,000,000 in cash to the Treasury, pursuant to the Treasury's ECIP. Under the ECIP, Treasury provided investment capital directly to depository institutions that are CDFIs or MDIs or their holding companies, to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, in low-income and underserved communities. No dividends will accrue or be due for the first two years after issuance. For years three through ten, depending upon the level of qualified and/or deep impact lending made in targeted communities, as defined in the ECIP guidelines, dividends will be at an annual rate of either 2.0%, 1.25% or 0.5% and, thereafter, will be fixed at one of the foregoing rates. If we are unable to make qualified and/or deep impact loans at required levels, we will be required to pay dividends at the higher annual rates. Additionally, we may make qualified and/or deep impact loans that are riskier than we otherwise would in an effort to meet the lending requirements for the lower dividend rates and/or to qualify for the purchase option under the Repurchase Agreement (as described below).

Holders of Preferred Stock generally do not have any voting rights, with the exception of voting rights on certain matters as outlined in the Certificate of Designations. The Treasury is the holder of the Preferred Stock and a governmental entity, and the Treasury may hold interests that are different from a private investor in exercising its voting and other rights. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

As a participant in the ECIP, the Company must comply with certain operating requirements. Specifically, the Company must adopt the Treasury's standards for executive compensation and luxury expenses for the period during which the Treasury holds equity issued under the ECIP. These restrictions may make it difficult to adequately compensate our management team, which could impact our ability to retain qualified management. Additionally, under the ECIP regulations, the Company cannot pay dividends or repurchase its common stock unless it meets certain income-based tests and has paid the required dividends on the Preferred Stock. The Company began paying dividends on its Preferred Stock in the amount of $0.6 million for the year ended December 31, 2024.

On December 20, 2024, the Company entered into an ECIP Securities Purchase Option Agreement (the "Repurchase Agreement") with Treasury. Pursuant to the Repurchase Agreement, Treasury has granted the Company an option to purchase all of the Preferred

Stock during the Option Period, which is the first fifteen years following the Original Closing Date. The purchase price for the Preferred Stock pursuant to the purchase option is determined based on a formula equal to the present value of the Preferred Stock, calculated as set forth in the Repurchase Agreement, together with any accrued and unpaid dividends thereon, as of the closing date. Subject to variations in interest rates and the equity risk premium, which are components included in the purchase price calculation, the Company presently expects that the purchase price will be at a substantial discount from the face value of the Preferred Stock.

The purchase option may not be exercised unless and until at least one of the Threshold Conditions under the Repurchase Agreement has been met. The Threshold Conditions are as follows: during the ten years that follow the Original Closing Date (the "ECIP Period") either (1) over any sixteen consecutive quarters, an average of at least 60% of the Company's Total Originations, as defined pursuant to the terms of the ECIP, qualifies as "Deep Impact Lending," as defined pursuant to the terms of the ECIP (the "Deep Impact Condition"); (2) over any twenty-four consecutive quarters, an average of at least 85% of the Company's Total Originations qualifies as "Qualified Lending," as defined pursuant to the terms of the ECIP (the "Qualified Lending Condition"); or (3) the Preferred Stock has a dividend rate of no more than 0.5%, which dividend rate is calculated pursuant to the ECIP and the terms thereof, at each of six consecutive Reset Dates, as defined in the ECIP.

The earliest possible date by which a Threshold Condition may be met is June 30, 2026, which is the end of the sixteenth consecutive quarter following the Original Closing Date. However, the Company does not currently meet any of the Threshold Conditions to exercise the purchase option, and there can be no assurance if and when the Threshold Conditions will be met. At present, the Company has reported 9 consecutive quarters for which it has met both the Deep Impact and Qualified Lending Conditions. The Preferred Stock currently has a dividend rate of 0.5%.

In addition to the requirement that a Threshold Condition be met, the Repurchase Agreement requires that the Company meet certain other eligibility conditions in order to exercise the purchase option in the future, including compliance with the terms of the original ECIP purchase agreement and the terms of the Preferred Stock, maintaining qualification as either a CDFI or an MDI, and meeting other legal and regulatory criteria. Although the Company currently meets the general eligibility criteria, other than satisfying one of the Threshold Conditions, there can be no assurance that the Company will meet such criteria in the future.

The Company believes that consummation of the repurchase of the Preferred Stock as contemplated by the Repurchase Agreement would be beneficial to its stockholders. As such, the Company expects it continue to emphasize its qualified Deep Impact Lending.

CDFI Equitable Recovery Program

On September 26, 2023, the Bank received a $3.7 million grant from the U.S. Treasury as part of the CDFI Equitable Recovery Program ("ERP") which aims to help CDFI's further their mission of helping low and low-to-moderate income communities recover from the impact of the COVID-19 pandemic.

Bank Enterprise Award Program

On November 6, 2023, the Bank received a $0.5 million grant as part of the Bank Enterprise Award Program from the CDFI. Awards under the Bank Enterprise Award Program are subject to the program terms and must be used for qualified activities, which include providing loans, investments and financial services to residents and businesses in distressed communities.

Derivatives and Hedging

During 2023, the Company entered into two derivative financial instruments contracts to enhance its ability to manage interest rate risk that exist as part of its ongoing operations, which have since been terminated. The Company manages interest rate risks as part of its asset and liability management process. The Company utilized derivative financial instruments to accommodate the business needs and to hedge the exposure that this creates for the Company. The Company does not use derivative financial instruments for trading purposes.

Interest Rate Swaps

On October 12, 2023 the Bank entered into two interest rate swap transactions with Goldman Sachs Bank USA. One interest rate swap is for a period of two years effective October 12, 2023 and was set to terminate on November 1, 2025 with a notional amount of $150.0 million. The Bank paid a fixed rate of interest of 4.885% and receive the Secured Overnight Financing Rate ("SOFR") rate. The other interest rate swap was originally for a period of three years effective October 12, 2023 and was set to terminate on November 1, 2026 with a notional amount of $100.0 million. The Bank paid a fixed rate of interest of 4.62% and receive the SOFR rate.

On January 10, 2025, the Bank signed termination agreements to terminate the two interest rate swap transactions designated as fair value hedges. The Bank made a payment on January 14, 2025 in the amount of $0.9 million to terminate the swap that was set to terminate on November 1, 2025. The Bank made a payment on January 14, 2025 in the amount of $0.9 million to terminate the swap that was set to terminate on November 1, 2026.

Banking Development District

The Ponce Bank Westchester Avenue Branch located at 2244 Westchester Avenue in the Castle Hill area of the Bronx was approved as a Banking Development District ("BDD"). New York State's BDD Program, administered by the Department of Financial Services ("DFS"), supports the establishment of bank and credit union branches in areas across New York State where there is a demonstrated need for banking services. To encourage participation, approved BDD branches receive access to subsidized and market rate deposits from New York State. On July 30, 2024, Ponce Bank received total program deposits of $35.0 million.

On February 27, 2025, Ponce Bank officers and administrators and members of the public celebrated the Bank's transformed Westchester Avenue Branch at its grand reopening. The transformed Branch is the result of the State-of-the-art Banking Technologies combined with Community Centric Banking that is customer friendly and supportive.

The transformation relaunched a process aimed at reinforcing the role of each banking branch as a "community hub"' that attracts new depositors and business customers, but anchors Ponce Bank branches as community-centric destinations. The revitalization efforts include Open Tellers that invite a more consultative experience, managers located at a central hub of the branch, private space for sensitive conversations, and meeting spaces as well as open areas with teleconferencing and AV equipment to encourage community-wide gatherings.

Coral Gables, Florida Office

On June 1, 2024, Ponce Bank opened its first-ever representative office in the state of Florida located at 1600 Ponce de Leon Drive in the Miami suburb of Coral Gables. This new office is home to a Commercial Relationship Officer who will split time between the new location and his former Bergen County, New Jersey territory. Many of our customers have businesses in Florida or spend their winter months here, and the large Hispanic community fits one of our primary demographics.

PonceBankDirect

In August 2024, the Bank launched PonceBankDirect to address increasing interest in and competition within the digital banking space. The platform premiered with a new website that featured digital account opening for Certificate of Deposits and Money Market Accounts, and provided a portal to Ponce Bank Quick-Response Prosper Small Business lending platform. As part of the Bank's commitment to become a premier provider of service to small businesses, SBA lending was soon added to this platform. PonceBankDirect is built upon a modern banking core operating system developed by Data Center Incorporated ("DCI") that provides flexibility to quickly deploy new product and service offerings and includes flexible Application Programming Interface ("API") interconnectivity that will facilitate future integrations with "best-in-class" solutions from third-party vendors throughout the Fintech universe.

Critical Accounting Policies

Accounting estimates are necessary in the application of certain accounting policies and procedures and are particularly susceptible to significant change. Critical accounting policies are defined as those involving significant judgments and assumptions by management and that could have a material impact on the carrying value of certain assets, liabilities or on income under different assumptions or conditions. Management believes that the most critical accounting policy relates to the allowance for credit losses.

The allowance for credit losses is established as probable incurred losses are estimated to have occurred through a provision for credit losses charged to earnings. Credit losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. If our loss rate factor was to increase 10 basis points, our reserve would increase by approximately $2.3 million. Likewise, if our loss rate factor was to decrease 10 basis points, our reserve would decrease by approximately $2.3 million.

The discussion and analysis of the financial condition and results of operations are based on the Company's consolidated financial statements, which are prepared in conformity with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. The estimates and assumptions used are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

See Note 1, "Nature of Business and Summary of Significant Accounting Policies," to the accompanying Financial Statements for a discussion of significant accounting policies.

Factors Affecting the Comparability of Results

Write-off and Write-Down.

In 2020, the Company entered into a business arrangement with the FinTech startup company Grain. Grain's product is a mobile application geared to the underbanked, minorities and new generations entering the financial services market. In employing this mobile application, the Bank uses non-traditional underwriting methodologies to provide revolving credit to borrowers who otherwise may gravitate to using alternative non-bank lenders. Under the terms of its former agreement with Grain, the Bank was the lender for Grain-originated microloans with credit lines currently up to $1,500 and, where applicable, the depository for related security deposits. Grain originated and serviced these microloans and is responsible for maintaining compliance with the Bank's origination and servicing standards, as well as applicable regulatory and legal requirements. If a microloan was found to be fraudulent, became 90 days delinquent upon 90 days of origination or defaulted due to a failure of Grain to properly service the microloan, the Bank's applicable standards for origination or servicing were deemed to have not been complied with and the microloan was put back to Grain, who then became responsible for the microloan and any related losses. The microloans put back to Grain were accounted for as an "other asset," specifically referred to herein as the "Grain Receivable." The Company discontinued originating new loans with Grain after May 31, 2022.

On November 1, 2023, Ponce Financial Group, Inc. and Grain signed a Perpetual Software License Agreement in order for the Bank to assume the servicing of the remaining microloans. In order to facilitate the transfer of the servicing responsibilities to the Bank, Grain granted the Bank a perpetual right and license to use the Grain software, including the source code to service the remaining loans.

At December 31, 2024, the Bank charged-off its microloans that were previously outstanding. From inception of the microloan arrangement through December 31, 2024, 45,322 microloans amounting to $23.9 million have been deemed to be fraudulent and put back to Grain. The Company has written-down a total of $15.3 million, net of recoveries, of the Grain Receivable and received $6.8 million in cash. The Bank also opted to use the $1.8 million grant it received from the U.S. Treasury Department's Rapid Response Program to defray the Grain Receivable. Additionally, the Company wrote-off its equity investment in Grain of $1.0 million during the year ended December 31, 2022. As of December 31, 2024, the Company has no remaining microloan exposure. The $0.2 million and $1.5 million of recoveries for the years ended December 31, 2024 and 2023, respectively, and $17.9 million write-off for the year ended December 31, 2022 related to microloans are included in non-interest expense in the accompanying Consolidated Statements of Operations.

Total Microloans Exposure as of December 31, 2024
(in thousands)

Microloans Receivable from Grain		
Microloans originated - put back (inception-to-December 31, 2024)	$	23,903
Write-downs, net of recoveries (year to date as of December 31, 2024)		(15,258)
Cash receipts (inception-to-December 31, 2024)		(6,819)
Grant/reserve (inception-to-December 31, 2024)		(1,826)
Net receivable as of December 31, 2024	$	—
Microloans Receivables from Borrowers		
Microloans receivable as of December 31, 2024	$	—
Allowance for credit losses as of December 31, 2024		—
Microloans, net of allowance for credit losses as of December 31, 2024	$	—
Investments		
Investment in Grain	$	1,000
Investment in Grain write-off third quarter of 2022		(1,000)
Net investment as of December 31, 2024	$	—
Total exposure related to microloans as of December 31, 2024 [1]	$	—

(1) At December 31, 2024, the Company had no remaining exposure to microloan borrowers. These loans were charged-off.

Vision 2025 Evolves

The Company has deployed a Fintech-based small business automated lending technology in partnership with LendingFront Technologies, Inc. The technology is a mobile application that digitizes the lending workflow from pre-approval to servicing and enables the Company to originate, close and fund small business loans within very short spans of time, without requiring a physical presence within banking offices and with automated underwriting using both traditional and non-traditional methods. The application has full loan origination and servicing capabilities and is integrated with Salesforce. All Commercial Relationship Officers and Business Development Managers will utilize these capabilities. The Company is seeking to establish loan origination partnerships with non-profit and community-based organizations to ensure penetration in underserved and underbanked markets.

The Company also established a relationship with Raisin Solutions US LLC ("Raisin") (formerly known as SaveBetter, LLC), a fintech startup focusing on deposits. As of December 31, 2024, the Company had $574.1 million in such deposits. The recent regulatory easing of brokered deposit rules enables the Company to classify such deposits as core deposits.

On October 1, 2022, the Company entered into a Membership Interest Purchase Agreement with Bamboo Payment Holding LLC ("Bamboo"), pursuant to which the Company purchased from Bamboo 180 Membership Interest Units representing 16.05% of the total issued and outstanding Membership Interest in Bamboo for an investment of $4.4 million. With over a decade processing payments in Latin America, Bamboo has a diverse network connects Latin American local payment processing to global companies as well as domestic solutions to locally based organizations.

At December 31, 2018, the Company had approximately $1.06 billion in assets, $918.5 million in loans receivable, net of allowance for credit losses of $12.7 million, and $809.8 million in deposits. The Company has since grown to $3.04 billion in assets, $2.29 billion in loans receivable, net of allowance for credit losses of $22.5 million, and $1.88 billion in deposits at December 31, 2024, all while investing in infrastructure, implementing digital banking, adopting GPS, diversifying its product offering and partnering with Fintech companies. Now, the Company believes that it is poised to enhance its presence, locally and in similar communities outside New York, as a leading CDFI and MDI financial institution holding company.

On June 7, 2022, the Company issued 225,000 shares of the Company's Preferred Stock, par value $0.01 for an aggregate purchase price equal to $225.0 million in cash to the Treasury, pursuant to the Treasury's ECIP. Under the ECIP, Treasury provided investment capital directly to depository institutions that are CDFIs or MDIs or their holding companies, to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, in low-income and underserved communities. Treasury has indicated that the investment will qualify as Tier 1 capital. No dividends will accrue or be due for the first two years after issuance. For years three through ten, depending upon the level of qualified and/or deep impact lending made in targeted communities, as defined in the ECIP guidelines, dividends will be at an annual rate of either 2.0%, 1.25% or 0.5% and, thereafter, will be fixed at one of the foregoing rates. The Company began paying dividends on its Preferred Stock during the quarter ended June 30, 2024, as required by the terms thereof. The Bank exceeded the dividend rate reduction threshold for qualified lending targets designated by the U.S. Treasury Department pursuant to the ECIP. The Bank's "qualified lending" as measured pursuant to ECIP totaled $1.162 billion from June 8, 2023 through March 31, 2024. This reduces the dividend obligation on the Preferred Stock to 0.50% for the quarterly dividends payable through June 2025.

Holders of Preferred Stock generally do not have any voting rights, with the exception of voting rights on certain matters as outlined in the Certificate of Designations. In addition to the repurchase rights under the Repurchase Agreement (described above), the Company has the option to redeem the shares of Preferred Stock (i) in whole or in part on any dividend payment date on or after June 15, 2027, or (ii) in whole but not in part at any time within ninety days following a Regulatory Capital Treatment Event, as defined below, in each case at a cash redemption price equal to the liquidation amount, with an amount equal to any dividends that have been declared but not paid prior to the redemption date. The Company may not redeem shares of Preferred Stock without having received the prior approval of the appropriate Federal banking agency for the Company, as defined in Section 3(q) of the Federal Deposit Insurance Act, to the extent required under applicable capital rules. Such redemptions are subject to certain conditions and limitations. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

A "Regulatory Capital Treatment Event" means a good-faith determination that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other appropriate federal bank regulatory agencies) that is enacted or becomes effective after the initial issuance of any share of the Preferred Stock; (ii) any proposed change in those laws, rules or regulations that is announced after the initial issuance of any share of the Preferred Stock; or (iii) any official administrative or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced or becomes effective after the initial issuance of the Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation preferences of the shares of Preferred Stock then outstanding as "Additional Tier 1 Capital" (or its equivalent) for purposes of the capital adequacy standards of Federal Reserve Regulation Q, 12 C.F.R. Part 217 (or, as and if applicable, the successor capital adequacy guidelines, rules or regulations of the Federal Reserve or the capital adequacy guidelines, rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Preferred Stock is outstanding.

Comparison of Financial Condition at December 31, 2024 and December 31, 2023

Total Assets. Total consolidated assets increased $289.2 million, or 10.5%, to $3.04 billion at December 31, 2024 from $2.75 billion at December 31, 2023. The increase in total assets is largely attributable to increases of $390.7 million in net loans receivable, $9.8 million in FHLBNY stock, $0.8 million in mortgage loans held for sale, $0.7 million in premises and equipment and $0.6 million in cash and cash equivalents, partially offset by decreases of $93.8 million in held-to-maturity securities, $14.9 million in available-for-sale securities, $2.3 million in deferred tax assets and $2.2 million in right of use assets.

Cash and Cash Equivalents. Cash and cash equivalents increased $0.6 million, or 0.5%, to $139.8 million at December 31, 2024, compared to $139.2 million at December 31, 2023. The increase in cash and cash equivalents was primarily attributable to an increase of $377.2 million in net deposits, $109.5 million in proceeds from maturities/calls of securities, $4.7 million in depreciation and amortization, $3.5 million in stock-based compensation, $2.2 million in deferred income tax and $1.3 million in provision for credit losses. The increase in cash and cash equivalents was offset from an increase of $388.5 million in net loans, repayment of $88.3 million in net borrowings, $9.8 million in net purchases and redemptions from the FHLBNY stock, $8.3 million increase in accrued interest payable, $6.0 million in purchases of loans, $3.1 million decrease in other liabilities, $2.7 million in purchase of premises and equipment, $2.6 million decrease in other lease liabilities and $1.2 million in gain on sale of loans.

Securities. The composition of securities at December 31, 2024 and 2023 and the amounts maturing of each classification are summarized as follows:

	December 31, 2024		December 31, 2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Available-for-Sale Securities:				
U.S. Government Bonds:				
Amounts maturing:				
Three months or less	$ —	$ —	$ —	$ —
More than three months through one year	—	—	—	—
More than one year through five years	2,994	2,873	2,990	2,784
More than five years through ten years	—	—	—	—
	2,994	2,873	2,990	2,784
Corporate Bonds:				
Amounts maturing:				
Three months or less	$ —	$ —	$ —	$ —
More than three months through one year	—	—	4,000	3,863
More than one year through five years	2,000	1,320	1,000	536
More than five years through ten years	19,762	19,084	20,790	19,269
	21,762	20,404	25,790	23,668
Mortgage-Backed Securities	99,652	81,693	111,001	93,450
Total Available-for-Sale Securities	$ 124,408	$ 104,970	$ 139,781	$ 119,902
Held-to-Maturity Securities:				
U.S. Agency Bonds:				
Amounts maturing:				
Three months or less	$ —	$ —	$ —	$ —
More than three months through one year	25,000	24,960	—	—
More than one year through five years	—	—	25,000	24,819
More than five years through ten years	—	—	—	—
	25,000	24,960	25,000	24,819
Corporate Bonds:				
Amounts maturing:				
Three months or less	$ —	$ —	$ —	$ —
More than three months through one year	10,000	9,926	25,000	24,650
More than one year through five years	15,000	14,923	50,000	48,265
More than five years through ten years	7,500	7,128	7,500	6,894
	32,500	31,977	82,500	79,809
Mortgage-Backed Securities	310,654	298,357	354,646	345,414
Allowance for Credit Losses	(216)	—	(398)	—
Total Held-to-Maturity Securities	$ 367,938	$ 355,294	$ 461,748	$ 450,042

The Company securities portfolio decreased $93.8 million in held-to-maturity and $14.9 million in available-for-sale during the year ended December 31, 2024. The decreases were the results of one available-for-sale security in the amount of $4.0 million and two held-to-maturity securities in the total amount of $50.0 million that matured and/or were called.

Gross Loans Receivable. The composition of gross loans receivable at December 31, 2024 and 2023 and the percentage of each classification to total loans are summarized as follows:

	December 31, 2024		December 31, 2023		Increase (Decrease)	
	Amount	Percent	Amount	Percent	Dollars	Percent
			(Dollars in thousands)			
Mortgage loans:						
1-4 Family residential						
Investor-Owned	$ 330,053	14.3%	$ 343,689	17.9%	$ (13,636)	(4.0%)
Owner-Occupied	142,363	6.2%	152,311	7.9%	(9,948)	(6.5%)
Multifamily residential	670,159	29.0%	550,559	28.7%	119,600	21.7%
Nonresidential properties	389,898	16.9%	342,343	17.8%	47,555	13.9%
Construction and land	733,660	31.8%	503,925	26.2%	229,735	45.6%
Total mortgage loans	2,266,133	98.2%	1,892,827	98.5%	373,306	19.7%
Nonmortgage loans:						
Business loans	40,849	1.8%	19,779	1.0%	21,070	106.5%
Consumer loans [(1)]	1,038	0.0%	8,966	0.5%	(7,928)	(88.4%)
	41,887	1.8%	28,745	1.5%	13,142	45.7%
Total	$2,308,020	100.0%	$1,921,572	100.0%	$ 386,448	20.1%

(1) As of December 31, 2023, consumer loans include $8.0 million of microloans. As of December 31, 2024, these microloans were charged-off.

ACL were $22.5 million and $26.2 million at December 31, 2024 and 2023, respectively.

Based on current internal loan reviews, the Company believes that the quality of our underwriting, our weighted average loan-to-value ratio of 57.0% and our customer selection processes have served us well and provided us with a reliable base with which to maintain a well-protected loan portfolio.

Multifamily residential loans increased $119.6 million, or 21.7%, and nonresidential properties loans increased $47.6 million, or 13.9%, when compared to December 31, 2023. The majority of the increases in multifamily residential loans and nonresidential properties loans that were refinanced from construction and land loans to a new permanent loan facility.

The majority of the $229.7 million growth in construction and land mortgage loans is related to funding of existing commitments prior to 2024 as opposed to new originations in 2024. Our commitments to grant new mortgage loans decreased by $170.6 million as of December 31, 2024 compared to December 31, 2023. See Note 14 ("Commitments, Contingencies and Credit Risk") of Notes to the Consolidated Financial Statements.

Within the construction and land mortgage loans, as indicated in the composition of gross loans receivable table above, there are 19 projects at 100% completion, with balances of $165.8 million as of December 31, 2024. Of these 19 projects, four have been issued a certificate of occupancy, 13 have been issued a temporary certificate of occupancy and two are pending certificate of occupancy.

Commercial real estate loans, as defined by applicable banking regulations, include multifamily residential, nonresidential properties, and construction and land mortgage loans. At December 31, 2024 and 2023, approximately 3.5% and 5.3%, respectively, of the outstanding principal balance of the Bank's commercial real estate mortgage loans were secured by owner-occupied commercial real estate. Owner-occupied commercial real estate is similar in many ways to commercial and industrial lending in that these loans are generally made to businesses predominantly on the basis of the cash flows of the business rather than on valuation of the real estate.

Banking regulations have established guidelines relating to the amount of construction and land mortgage loans and investor-owned commercial real estate mortgage loans of 100% and 300% of total risk-based capital, respectively. Should a bank's ratios be in excess of these guidelines, banking regulations generally require an increased level of monitoring in these lending areas by bank management. The Bank's policy is to operate within the 150% guideline for construction and land mortgage loans and up to 450% for investor owned commercial real estate mortgage loans. Both ratios are calculated by dividing certain types of loan balances for each of the two categories by the Bank's total risk-based capital. At December 31, 2024 and 2023, the Bank's construction and land mortgage loans as a percentage of total risk-based capital was 145.0% and 102.5%, respectively. Investor owned commercial real estate mortgage loans as a percentage of total risk-based capital was 341.7% and 269.1% as of December 31, 2024 and 2023, respectively. At

December 31, 2024, the Bank was above the 100% guidelines established by the banking regulations but under the 150% guidelines set by the Bank for construction and land mortgage loans and above the 300% guideline established by banking regulators but under the 450% guidelines set by the Bank for investor owned commercial real estate mortgage loans. Management believes that it has established the appropriate level of controls to monitor the Bank's lending in these areas.

Mortgage Loans Held For Sale. Mortgage loans held for sale, at fair value, at December 31, 2024 increased $0.8 million to $10.7 million from $10.0 million at December 31, 2023.

Deposits. The composition of deposits at December 31, 2024 and 2023 and changes in dollars and percentages are summarized as follows:

	December 31, 2024		December 31, 2023		Increase (Decrease)	
	Amount	Percent of Total	Amount	Percent of Total	Dollars	Percent
	(Dollars in thousands)					
Demand [1]	$ 169,178	9.0%	$ 185,151	12.3%	$ (15,973)	(8.6%)
Interest-bearing deposits:						
NOW/IOLA accounts [1]	62,616	3.3%	77,909	5.2%	(15,293)	(19.6%)
Money market accounts	636,219	33.8%	432,735	28.7%	203,484	47.0%
Reciprocal deposits	130,677	6.9%	96,860	6.4%	33,817	34.9%
Savings accounts	105,870	5.6%	114,139	7.6%	(8,269)	(7.2%)
Total NOW, money market, reciprocal and savings	935,382	49.6%	721,643	47.9%	213,739	29.6%
Certificates of deposit of $250K or more [2]	204,293	10.8%	167,530	11.0%	36,763	21.9%
Brokered certificates of deposit [3]	94,531	5.0%	98,729	6.6%	(4,198)	(4.3%)
Listing service deposits [3]	7,376	0.4%	14,433	1.0%	(7,057)	(48.9%)
Certificates of deposit less than $250K [2]	474,104	25.2%	320,134	21.1%	153,970	48.1%
Total certificates of deposit	780,304	41.4%	600,826	39.8%	179,478	29.9%
Total interest-bearing deposits	1,715,686	91.0%	1,322,469	87.7%	393,217	29.7%
Total deposits	$1,884,864	100.0%	$1,507,620	100.0%	$377,244	25.0%

(1) As of December 31, 2023, $58.2 million were reclassified from demand to NOW/IOLA accounts.

(2) As of December 31, 2023, $35.4 million was reclassified from all other certificates of deposit less than $250K to certificates of deposit of $250K or more.

(3) As of December 31, 2024, there were no individual listing service deposits amounting to $250,000 or more. As of December 31, 2023, there were $0.3 million in individual listing service deposits amounting to $250,000 or more. All brokered certificates of deposit individually amounted to less than $250,000.

When wholesale funding is necessary to complement the Company's core deposit base, management determines which source is best suited to address both liquidity risk and interest rate risk in line with management objectives. The Company's Interest Rate Risk Policy imposes limitations on overall wholesale funding and noncore funding reliance. The overall reliance on wholesale funding and noncore funding were within those policy limitations as of December 31, 2024 and 2023. The Management Asset/Liability Committee generally meets on a weekly basis to review funding needs, if any, and to ensure the Company operates within the approved limitations.

Borrowings. The Bank had outstanding borrowings at December 31, 2024 of $596.1 million in advances from the FHLBNY and outstanding borrowings at December 31, 2023 of $380.4 million in advances from the FHLBNY and $304.0 million in advances from the FRBNY. The Bank did not have any term advances from the FRBNY at December 31, 2024. The Bank also had one overnight line of credit advance in the amount of $25.0 million from the FHLBNY at December 31, 2024 and no overnight line of credit advance from the FHLBNY at December 31, 2023. Additionally, the Bank had two unsecured lines of credit in the amount of $75.0 million with two correspondent banks for both periods at December 31, 2024 and 2023.

Stockholders' Equity. The Company's consolidated stockholders' equity increased $14.1 million, or 2.9%, to $505.5 million at December 31, 2024, from $491.4 million at December 31, 2023. The $14.1 million increase in stockholders' equity was largely attributable to $11.0 million in net income, $2.1 million impact to additional paid in capital as a result of share-based compensation and $1.4 million from release of ESOP shares and $0.3 million in other comprehensive income, offset by $0.6 million in dividend on preferred shares.

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

The discussion of the Company's results of operations for the years ended December 31, 2024 and 2023 are presented below. The results of operations for periods may not be indicative of future results.

The following table presents the results of operations for the periods indicated:

	For the Years Ended December 31,		Increase (Decrease)	
	2024	2023	Dollars	Percent
	(Dollars in thousands)			
Interest and dividend income	$ 162,637	$125,867	$ 36,770	29.2%
Interest expense	86,157	60,601	25,556	42.2%
Net interest income	76,480	65,266	11,214	17.2%
Provision for credit losses	1,334	973	361	37.1%
Net interest income after provision for credit losses	75,146	64,293	10,853	16.9%
Non-interest income	7,213	10,223	(3,010)	(29.4%)
Non-interest expense	66,674	68,663	(1,989)	(2.9%)
Income before income taxes	15,685	5,853	9,832	168.0%
Provision for income taxes	4,713	2,501	2,212	88.4%
Net income	10,972	3,352	7,620	227.3%
Dividends on preferred shares	638	—	638	100.0%
Net income available to common stockholders	$ 10,334	$ 3,352	$ 6,982	208.3%
Earnings per share:				
Basic	$ 0.46	$ 0.15	$ 0.31	206.7%
Diluted	$ 0.46	$ 0.15	$ 0.31	206.7%

Net Income Available to Common Stockholders. Net income available to common stockholders for the year ended December 31, 2024 was $10.3 million compared to net income available to common stockholders of $3.4 million for the year ended December 31, 2023. Earnings per basic and diluted share was $0.46 for the year ended December 31, 2024 compared to earnings per basic and diluted share of $0.15 for the year ended December 31, 2023. The $7.0 million increase in net income was attributable to an increase of $11.2 million in net interest income and a decrease of $1.9 million in non-interest expense, partially offset by a decrease of $3.0 million in non-interest income, increases of $2.2 million in provision for income taxes, $0.6 million in dividends on preferred shares and $0.4 million in provision for loan losses.

Interest and Dividend Income. Interest and dividend income increased $36.8 million, or 29.2%, to $162.6 million for the year ended December 31, 2024 from $125.9 million for the year ended December 31, 2023. Interest income on loans receivable, which is the Bank's primary source of income, increased $34.7 million, or 36.2% to $130.5 million for the year ended December 31, 2024 from $95.8 million for the year ended December 31, 2023. Interest and dividend income on securities, FHLBNY stock and deposits due from banks increased $2.1 million, or 6.9%, to $32.1 million for the year ended December 31, 2024 from $30.1 million for the year ended December 31, 2023.

The following table presents interest income on loans receivable for the periods indicated:

	For the Years Ended December 31,		Change	
	2024	2023	Amount	Percent
	(Dollars in thousands)			
1-4 Family residential	$ 29,715	$ 28,937	$ 778	2.7%
Multifamily residential	29,996	26,772	3,224	12.0%
Nonresidential properties	19,387	15,934	3,453	21.7%
Construction and land	48,476	21,122	27,354	129.5%
Business loans	2,271	1,599	672	42.0%
Consumer loans	667	1,441	(774)	(53.7%)
Total interest income on loans receivable	$ 130,512	$ 95,805	$ 34,707	36.2%

The following table presents interest and dividend income on securities and FHLBNY stock and deposits due from banks for the periods indicated:

	For the Years Ended December 31,		Change	
	2024	2023	Amount	Percent
	(Dollars in thousands)			
Interest on deposits due from banks	$ 8,666	$ 4,973	$ 3,693	74.3%
Interest on securities	21,289	23,343	(2,054)	(8.8%)
Dividend on FHLBNY stock	2,170	1,746	424	24.3%
Total interest and dividend income	$ 32,125	$ 30,062	$ 2,063	6.9%

Interest Expense. Interest expense increased $25.6 million, or 42.2%, to $86.2 million for the year ended December 31, 2024 from $60.6 million for the year ended December 31, 2023, primarily due to higher market interest rates.

	For the Years Ended December 31,		Change	
	2024	2023	Amount	Percent
	(Dollars in thousands)			
Certificates of deposit [1]	$ 27,768	$ 16,571	$ 11,197	67.6%
Money market [1]	30,148	17,132	13,016	76.0%
Savings	107	116	(9)	(7.8%)
NOW/IOLA [1]	662	1,314	(652)	(49.6%)
Advance payments by borrowers	7	8	(1)	(12.5%)
Borrowings	27,465	25,460	2,005	7.9%
Total interest expense	$ 86,157	$ 60,601	$ 25,556	42.2%

(1) For the year ended December 31, 2023, $6.5 million were reclassified from money market to certificates of deposit and $1.3 million were reclassified from money market to NOW/IOLA.

Net Interest Income. Net interest income increased $11.2 million, or 17.2%, to $76.5 million for the year ended December 31, 2024 from $65.3 million for the year ended December 31, 2023. The $11.2 million increase in net interest income for the year ended December 31, 2024 compared to the year ended December 31, 2023 was attributable to an increase of $36.8 million in total interest and dividend income primarily due to increases in average loans receivable, offset by an increase of $25.6 million in interest expense due primarily to a higher average cost of funds on interest bearing liabilities.

Net interest rate spread increased by 9 basis points to 1.83% for the year ended December 31, 2024 from 1.74% for the year ended December 31, 2023. The increase in the net interest rate spread for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to an increase in the average yields on interest-earning assets of 62 basis points to 5.74% for the year ended December 31, 2024 from 5.12% for the year ended December 31, 2023 and the average rates paid on interest-bearing liabilities of 53 basis points to 3.91% for the year ended December 31, 2024 from 3.38% for the year ended December 31, 2023.

Net interest margin increased 4 basis points for the year ended December 31, 2024, to 2.70% from 2.66%% for the year ended December 31, 2023, reflecting an increase in our securities portfolio and our organic loan growth.

On September 18, 2024, the Federal Reserve announced that the target range for the federal funds rate decreased by 50 basis points to 4.75% to 5.00% effective on September 19, 2024. It marked the first rate cut in over four years and signaled a shift in strategy aimed at bolstering the economy and preventing a rise in unemployment. In November 2024, the Federal Reserve lowered interest rates by 25 basis points to 4.50% to 4.75% and in December 2024 another 25 basis points to 4.25% to 4.50%. Our net interest income may be positively impacted if the demand for loans increases due to the lower rates, alone or in tandem with lower inflation.

Non-Interest Income. Non-interest income decreased $3.0 million, or 29.4%, to $7.2 million for the year ended December 31, 2024 from $10.2 million for the year ended December 31, 2023. The $3.0 million decrease from the year ended December 31, 2023 was attributable to $4.2 million related to grants received in 2023 and a decrease of $1.2 million in late and prepayment charges, partially offset by increases of $1.8 million in other non-interest income, $0.5 million in income on sale of mortgage loans and $0.1 million in income on sale of SBA loans.

The following table presents non-interest income for the periods indicated:

| | For the Years Ended December 31, | | Change | |
	2024	2023	Amount	Percent
	(Dollars in thousands)			
Service charges and fees	$ 1,973	$ 1,986	$ (13)	(0.7%)
Brokerage commissions	61	80	(19)	(23.8%)
Late and prepayment charges	1,180	2,365	(1,185)	(50.1%)
Income on sale of mortgage loans	1,048	598	450	75.3%
Income on sale of SBA loans	148	—	148	100.0%
Grant income	—	4,156	(4,156)	(100.0%)
Other	2,803	1,038	1,765	170.0%
Total non-interest income	$ 7,213	$ 10,223	$ (3,010)	(29.4%)

Non-Interest Expense. Non-interest expense decreased $2.0 million, or 2.9%, to $66.7 million for the year ended December 31, 2024 from $68.7 million for the year ended December 31, 2023. The $2.0 million decrease of non-interest expense from the year ended December 31, 2023 was attributable to decreases of $3.1 million in provision for contingencies, $0.9 million in professional fees, $0.7 million in data processing expenses and $0.5 million in office supplies, telephone and postage, partially offset by a decrease of $1.3 million in microloans recoveries and increases of $0.9 million in direct loan expenses, $0.3 million in occupancy and equipment and $0.2 million in compensation and benefits.

The following table presents non-interest expense for the periods indicated:

| | For the Years Ended December 31, | | Change | |
	2024	2023	Amount	Percent
	(Dollars in thousands)			
Compensation and benefits	$ 30,910	$ 30,699	$ 211	0.7%
Occupancy and equipment	14,880	14,568	312	2.1%
Data processing expenses	4,382	5,083	(701)	(13.8%)
Direct loan expenses	2,555	1,623	932	57.4%
(Benefit) provision for contingencies	(783)	2,311	(3,094)	(133.9%)
Insurance and surety bond premiums	1,101	1,018	83	8.2%
Office supplies, telephone and postage	998	1,483	(485)	(32.7%)
Professional fees	6,146	7,092	(946)	(13.3%)
Microloans recoveries	(201)	(1,481)	1,280	(86.4%)
Marketing and promotional expenses	714	825	(111)	(13.5%)
Federal deposit insurance and regulatory assessment [1]	1,627	1,472	155	10.5%
Other operating expenses [1]	4,345	3,970	375	9.4%
Total non-interest expense	$ 66,674	$ 68,663	$ (1,989)	(2.9%)

(1) For the year ended December 31, 2023, $1.2 million of federal deposit insurance was reclassified from other operating expenses to federal deposit insurance and regulatory assessments and $0.4 million was reclassified from federal deposit insurance and regulatory assessments to other operating expenses.

Income Tax Provision. The Company had a provision for income taxes of $4.7 million and $2.5 million for the year ended December 31, 2024 and 2023, respectively.

Average Balance Sheets

The following table sets forth average outstanding balances, average yields and rates, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. Average balances are derived from average daily balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

	For the Years Ended December 31,					
	2024			**2023**		
	Average Outstanding Balance	**Interest**	**Average Yield/Rate**	**Average Outstanding Balance**	**Interest**	**Average Yield/Rate [1]**
	(Dollars in thousands)					
Interest-earning assets:						
Loans [1]	$ 2,094,820	130,512	6.23%	$ 1,730,275	$ 95,805	5.54%
Securities [2]	548,641	21,289	3.88%	606,815	23,342	3.85%
Other [3]	192,403	10,836	5.63%	119,923	6,720	5.60%
Total interest-earning assets	2,835,864	162,637	5.74%	2,457,013	125,867	5.12%
Non-interest-earning assets	107,017			115,760		
Total assets	$ 2,942,881			$ 2,572,773		
Interest-bearing liabilities:						
NOW/IOLA [4] [5]	$ 74,796	$ 662	0.89%	$ 70,993	$ 1,314	1.85%
Money market [5]	654,521	30,148	4.61%	424,160	17,132	4.04%
Savings	111,028	107	0.10%	121,550	116	0.10%
Certificates of deposit	676,306	27,768	4.11%	528,999	16,571	3.13%
Total deposits	1,516,651	58,685	3.87%	1,145,702	35,133	3.07%
Advance payments by borrowers	14,034	7	0.05%	14,869	8	0.05%
Borrowings	670,982	27,465	4.09%	633,116	25,460	4.02%
Total interest-bearing liabilities	2,201,667	86,157	3.91%	1,793,687	60,601	3.38%
Non-interest-bearing liabilities:						
Non-interest-bearing demand [4]	191,155	—		241,510	—	
Other non-interest-bearing liabilities	50,259	—		45,858	—	
Total non-interest-bearing liabilities	241,414	—		287,368	—	
Total liabilities	2,443,081	86,157		2,081,055	60,601	
Total equity	499,800			491,718		
Total liabilities and total equity	$ 2,942,881		3.91%	$ 2,572,773		3.38%
Net interest income		$ 76,480			$ 65,266	
Net interest rate spread [6]			1.83%			1.74%
Net interest-earning assets [7]	$ 634,197			$ 663,326		
Net interest margin [8]			2.70%			2.66%
Average interest-earning assets to interest-bearing liabilities			128.81%			136.98%

(1) Loans include loans and mortgage loans held for sale, at fair value.

(2) Securities include available-for-sale securities and held-to-maturity securities.

(3) Includes FHLBNY demand account, FHLBNY stock dividends and FRBNY demand deposits.

(4) Includes reclassification of $48.8 million of average outstanding balances from non-interest-bearing demand to NOW/IOLA for the year ended December 31, 2023.

(5) Includes $1.3 million of interest expense reclassified from money market to NOW/IOLA for the year ended December 31, 2023.

(6) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(7) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(8) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the Company's net interest income for the periods indicated. The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	For the Years Ended December 31, 2024 vs. 2023		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans [1]	$ 20,185	$ 14,522	$ 34,707
Securities [2]	(2,238)	185	(2,053)
Other	4,061	55	4,116
Total interest-earning assets	22,008	14,762	36,770
Interest-bearing liabilities:			
NOW/IOLA	70	(722)	(652)
Money market	9,304	3,712	13,016
Savings	(10)	1	(9)
Certificates of deposit	4,614	6,583	11,197
Total deposits	13,978	9,574	23,552
Advance payments by borrowers	3	(4)	(1)
Borrowings	1,523	482	2,005
Total interest-bearing liabilities	15,504	10,052	25,556
Change in net interest income	$ 6,504	$ 4,710	$ 11,214

(1) Loans include loans and mortgage loans held for sale, at fair value.
(2) Securities include available-for-sale securities and held-to-maturity securities.

Management of Market Risk

General. The most significant form of market risk is interest rate risk because, as a financial institution, the majority of the Bank's assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of its financial condition and results of operations to changes in market interest rates. The Bank's Asset/Liability Committee ("ALCO") is responsible for evaluating the interest rate risk inherent in the Bank's assets and liabilities, for determining the level of risk that is appropriate, given the business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with policies and guidelines approved by the Board of Directors. The Bank currently utilizes a third-party modeling solution that is prepared on a quarterly basis, to evaluate its sensitivity to changing interest rates, given the Bank's business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

The Bank engages in hedging activities, such as swap transactions. On October 12, 2023 the Bank entered into two interest rate swap transactions with Goldman Sachs Bank USA. One interest rate swap is for a period of two years effective October 12, 2023 and terminates on November 1, 2025 with a notional amount of $150.0 million. The Bank will pay a fixed rate of interest of 4.885% and receive the Secured Overnight Financing Rate ("SOFR") rate. The other interest rate swap is for a period of three years effective October 12, 2023 and terminates on November 1, 2026 with a notional amount of $100.0 million. The Bank will pay a fixed rate of interest of 4.62% and receive the SOFR rate. On January 10, 2025, the Bank signed termination agreements to terminate the two interest rate swap transactions designated as fair value hedges (see Note 20 of the Notes to the Consolidated Financial Statements).

Net Interest Income Simulation Models. Management utilizes a respected, sophisticated third party designed asset liability modeling software that measures the Bank's earnings through simulation modeling. Earning assets, interest-bearing liabilities and off-balance sheet financial instruments are combined with forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations over that same 12-month period. To limit interest rate risk, the Bank has policy guidelines for earnings risk which seek to limit the variance of net interest income in both gradual and instantaneous changes to interest rates. As of December 31, 2024, in the event of an instantaneous upward and downward change in rates from management's interest rate forecast over the next twelve months, assuming a static balance sheet, the following estimated changes are calculated:

Rate Shift (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
+400	$ 73,253	(19.49%)
+300	77,865	(14.42%)
+200	82,414	(9.43%)
+100	86,778	(4.63%)
Level	90,990	— %
-100	94,066	3.38%
-200	96,572	6.13%
-300	97,851	7.54%
-400	98,887	8.68%

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

Although an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, management believes that a gradual shift in interest rates would have a more modest impact. Further, the earnings simulation model does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, and changing product spreads that could alter any potential adverse impact of changes in interest rates.

The behavior of the deposit portfolio in the baseline forecast and in alternate interest rate scenarios set out in the table above is a key assumption in the projected estimates of net interest income. The projected impact on net interest income in the table above assumes no change in deposit portfolio size or mix from the baseline forecast in alternative rate environments. In higher rate scenarios, any customer activity resulting in the replacement of low-cost or noninterest-bearing deposits with higher-yielding deposits or market-based funding would reduce the benefit in those scenarios.

At December 31, 2024, the earnings simulation model indicated that the Bank was in compliance with the Board of Directors approved Interest Rate Risk Policy.

Economic Value of Equity Model. While earnings simulation modeling attempts to determine the impact of a changing rate environment to net interest income, the Economic Value of Equity Model ("EVE") measures estimated changes to the economic values of assets, liabilities and off-balance sheet items as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case EVE. Rates are then shocked as prescribed by the Interest Rate Risk Policy to measure the sensitivity in EVE values for each of those shocked rate scenarios versus the base case. The Interest Rate Risk Policy sets limits for those sensitivities. At December 31, 2024, the EVE modeling calculated the following estimated changes in EVE due to instantaneous upward and downward changes in rates:

| Change in Interest Rates (basis points) (1) | Estimated EVE (2) | Estimated Increase (Decrease) in EVE | | EVE as a Percentage of Present Value of Assets (3) | |
		Amount	Percent	EVE Ratio (4)	Increase (Decrease) (basis points)
		(Dollars in thousands)			
+400	$ 378,181	$ (131,584)	(25.81%)	13.57%	(2,581)
+300	413,082	(96,683)	(18.97%)	14.52%	(1,897)
+200	448,014	(61,751)	(12.11%)	15.43%	(1,211)
+100	480,859	(28,906)	(5.67%)	16.24%	(567)
Level	509,765	—	0.00%	16.91%	—
-100	535,191	25,426	4.99%	17.44%	499
-200	554,908	45,143	8.86%	17.78%	886
-300	572,737	62,972	12.35%	18.05%	1,235
-400	602,185	92,420	18.13%	18.60%	1,813

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

(2) EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4) EVE Ratio represents EVE divided by the present value of assets.

Although an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, management believes that a gradual shift in interest rates would have a more modest impact. Since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (i.e., the current year). Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships and changing product spreads that could alter the adverse impact of changes in interest rates.

At December 31, 2024, the EVE model indicated that the Bank was in compliance with the Board of Directors approved Interest Rate Risk Policy.

Most Likely Earnings Simulation Models. Management also analyzes a most-likely earnings simulation scenario that projects the expected change in rates based on a forward yield curve adopted by management using expected balance sheet volumes forecasted by management. Separate growth assumptions are developed for loans, investments, deposits, etc. Other interest rate scenarios analyzed by management may include delayed rate shocks, yield curve steepening or flattening, or other variations in rate movements to further analyze or stress the balance sheet under various interest rate scenarios. Each scenario is evaluated by management and weighted to determine the most likely result. These processes assist management to better anticipate financial results and, as a result, management may determine the need to review other operating strategies and tactics which might enhance results or better position the balance sheet to reduce interest rate risk going forward.

Each of the above analyses may not, on its own, be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. The ALCO Committee reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing and capital policies.

Management's model governance, model implementation and model validation processes and controls are subject to review in the Bank's regulatory examinations to ensure they are in compliance with the most recent regulatory guidelines and industry and regulatory practices. Management utilizes a respected, sophisticated third party designed asset liability modeling software to help ensure implementation of management's assumptions into the model are processed as intended in a robust manner. That said, there are numerous assumptions regarding financial instrument behaviors that are integrated into the model. The assumptions are formulated by combining observations gleaned from the Bank's historical studies of financial instruments and the best estimations of how, if at all, these instruments may behave in the future given changes in economic conditions, technology, etc. These assumptions may prove to be inaccurate. Additionally, given the large number of assumptions built into Bank's asset liability modeling software, it is difficult, at best, to compare its results to other banks.

The ALCO Committee may determine that the Company should over time become more or less asset or liability sensitive depending on the underlying balance sheet circumstances and its conclusions regarding interest rate fluctuations in future periods. The historically low benchmark federal funds interest rate of the last several years implemented in response the turmoil resulting from COVID-19 pandemic has ended. The Federal Reserve announced that the target range for the federal funds rate decreased by 50 basis points to 4.75% to 5.00% effective on September 19, 2024. It marked the first rate cut in over four years and signaled a shift in strategy aimed at bolstering the economy and preventing a rise in unemployment. In November 2024, the Federal Reserve lowered interest rates by 25 basis points to 4.50% to 4.75% and in December 2024 another 25 basis points to 4.25% to 4.50%. Our net interest income may also be positively impacted if the demand for loans increases due to the rate decreases, alone or in tandem with the concurrent inflationary pressures. We may be negatively impacted if we are unable to appropriately time adjustments to our funding costs and the rates we earn on our loans.

GAP Analysis. In addition, management analyzes interest rate sensitivity by monitoring the Bank's interest rate sensitivity "gap." The interest rate sensitivity gap is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing-liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing during a period exceeds the amount of interest rate sensitive liabilities maturing or repricing during the same period, and a gap is considered negative when the amount of interest rate sensitive liabilities maturing or repricing during a period exceeds the amount of interest rate sensitive assets maturing or repricing during the same period.

The following table sets forth the Company's interest-earning assets and its interest-bearing liabilities at December 31, 2024, which are anticipated to reprice or mature in each of the future time periods shown based upon certain assumptions. The amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2024, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

	December 31, 2024 Time to Repricing								
	Zero to 90 Days	Zero to 180 Days	Zero Days to One Year	Zero Days to Two Years	Zero Days to Five Years	Five Years Plus	Total Earning Assets & Costing Liabilities	Non Earning Assets & Non Costing Liabilities	Total
	(Dollars in thousands)								
Assets:									
Interest-bearing deposits in banks	$ 104,361	$ 104,361	$ 104,361	$ 104,361	$ 104,361	$ —	$ 104,361	$ 35,478	$ 139,839
Securities [(1)]	23,921	56,636	107,958	160,603	288,893	203,742	492,635	(19,727)	472,908
Placements with banks	249	249	249	249	249	—	249	—	249
Net loans (includes LHFS)	267,730	415,218	923,776	1,425,128	2,210,873	81,816	2,292,689	4,646	2,297,335
FHLBNY stock	29,182	29,182	29,182	29,182	29,182	—	29,182	—	29,182
Other assets	—	—	—	—	—	—	—	100,425	100,425
Total	$ 425,443	$ 605,646	$ 1,165,526	$ 1,719,523	$ 2,633,558	$ 285,558	$ 2,919,116	$ 120,822	$ 3,039,938
Liabilities:									
Non-maturity deposits	$ 60,746	$ 121,499	$ 243,005	$ 486,011	$ 870,025	$ 60,680	$ 930,705	$ 173,855	$ 1,104,560
Certificates of deposit	315,709	507,093	670,619	728,383	780,304	—	780,304	—	780,304
Borrowings	75,000	75,000	125,000	325,000	596,100	—	596,100	—	596,100
Other liabilities	-	-	-	-	-	-	-	53,474	53,474
Total liabilities	451,455	703,592	1,038,624	1,539,394	2,246,429	60,680	2,307,109	227,329	2,534,438
Capital	—	—	—	—	—	—	—	505,500	505,500
Total liabilities and capital	$ 451,455	$ 703,592	$ 1,038,624	$ 1,539,394	$ 2,246,429	$ 60,680	$ 2,307,109	$ 732,829	$ 3,039,938
Asset/liability gap	$ (26,012)	$ (97,946)	$ 126,902	$ 180,129	$ 387,129	$ 224,878	$ 612,007		
Gap/assets ratio	94.24%	86.08%	112.22%	111.70%	117.23%	470.60%	126.53%		

(1)   Includes available-for-sale securities and held-to-maturity securities.

The following table sets forth the Company's interest-earning assets and its interest-bearing liabilities at December 31, 2023, which are anticipated to reprice or mature in each of the future time periods shown based upon certain assumptions. The amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2023, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

	December 31, 2023 Time to Repricing								
	Zero to 90 Days	Zero to 180 Days	Zero Days to One Year	Zero Days to Two Years	Zero Days to Five Years	Five Years Plus	Total Earning Assets & Costing Liabilities	Non Earning Assets & Non Costing Liabilities	Total
	(Dollars in thousands)								
Assets:									
Interest-bearing deposits in banks	$ 110,260	$ 110,260	$ 110,260	$ 110,260	$ 110,260	$ —	$ 110,260	$ 28,930	$ 139,190
Securities [1]	26,981	68,513	116,391	208,107	359,754	242,162	601,916	(20,266)	581,650
Placement with banks	249	249	249	249	249	—	249	—	249
Net loans (includes LHFS)	192,336	295,027	500,951	982,210	1,797,535	111,445	1,908,980	(3,114)	1,905,866
FHLBNY stock	19,392	19,392	19,392	19,392	19,392	—	19,392	(15)	19,377
Other assets	—	—	—	—	—	—	—	104,390	104,390
Total	$ 349,218	$ 493,441	$ 747,243	$ 1,320,218	$ 2,287,190	$ 353,607	$ 2,640,797	$ 109,925	$ 2,750,722
Liabilities:									
Non-maturity deposits	$ 43,026	$ 86,052	$ 172,104	$ 344,208	$ 647,511	$ 69,506	717,017	189,777	$ 906,794
Certificates of deposit	220,322	291,437	449,484	508,888	600,826	—	600,826	—	600,826
Borrowings	204,000	304,000	363,321	413,321	634,421	50,000	684,421	—	684,421
Other liabilities	—	—	—	—	—	—	—	67,286	67,286
Total liabilities	467,348	681,489	984,909	1,266,417	1,882,758	119,506	2,002,264	257,063	2,259,327
Capital	—	—	—	—	—	—	—	491,395	491,395
Total liabilities and capital	$ 467,348	$ 681,489	$ 984,909	$ 1,266,417	$ 1,882,758	$ 119,506	$ 2,002,264	$ 748,458	$ 2,750,722
Asset/liability gap	$ (118,130)	$ (188,048)	$ (237,666)	$ 53,801	$ 404,432	$ 234,101	$ 638,533		
Gap/assets ratio	74.72%	72.41%	75.87%	104.25%	121.48%	295.89%	131.89%		

(1) Includes available-for-sale securities and held-to-maturity securities.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income and EVE tables presented assume that the composition of the interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net interest income and EVE tables provide an indication of the interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and EVE and will differ from actual results. Furthermore, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset.

In the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the gap table.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of loans, deposits and borrowings.

Liquidity and Capital Resources

Liquidity describes the ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Company's customers and to fund current and future planned expenditures. The primary sources of funds are deposits, principal and interest payments on loans and available-for-sale securities and proceeds from the sale of loans.

Although maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition. The most liquid assets are cash and interest-bearing deposits in banks. The levels of these assets are dependent on operating, financing, lending, and investing activities during any given period. The Bank had $571.1 million and $380.4 million of outstanding term advances from FHLBNY at December 31, 2024 and 2023, respectively. The Bank had one overnight line of credit advance in the amount of $25.0 million from the FHLBNY at December 31, 2024 and no overnight line of credit advance from the FHLBNY at December 31, 2023.

The Bank had $304.0 million of outstanding term advances from the FRBNY at December 31, 2023. No amounts were outstanding at December 31, 2024.

Net cash provided by operating activities was $7.2 million and $6.5 million for the years ended December 31, 2024 and 2023, respectively. Net cash used in investing activities, which consists primarily of disbursements for loan originations, purchases of new securities, and purchase of equipment offset by principal collections on loans, proceeds from maturities, calls and principal repayments on securities was ($294.9) million and ($332.9) million for the years ended December 31, 2024 and 2023, respectively. Net cash provided by financing activities, consisting of activities in borrowing and deposit accounts, was $288.3 million and $411.2 million for the years ended December 31, 2024 and 2023, respectively.

The Bank's management took steps to enhance the Company's liquidity position by increasing its on balance sheet cash and cash equivalents position in order to meet unforeseen liquidity events and to fund upcoming funding needs.

At December 31, 2024 and 2023, all regulatory capital requirements were met, resulting in the Company and the Bank being categorized as well capitalized. Management is not aware of any conditions or events that would change this categorization.

Material Cash Requirements

Commitments. As a financial services provider, the Company routinely is a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. Although these contractual obligations represent the Company's future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans originated. At December 31, 2024 and 2023, the Company had outstanding commitments to originate loans, and extend credit of $411.5 million and $591.5 million, respectively.

It is anticipated that the Company will have sufficient funds available to meet its current lending commitments. Certificates of deposits that are scheduled to mature in less than one year from December 31, 2024 totaled $670.6 million. Management expects that a substantial portion of the maturing time deposits will be renewed. However, if a substantial portion of these deposits are not retained, the Company may utilize FHLBNY and FRBNY advances, unsecured credit lines with correspondent banks, or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of its operations, the Company enters into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

The following table summarizes our contractual obligations as of December 31, 2024 for the periods indicated below:

	Total	For the Years Ending December 31,					
		2025	2026	2027	2028	2029	Thereafter
		(in thousands)					
Operating leases	$ 43,262	$ 3,979	$ 3,887	$ 3,737	$ 3,775	$ 3,326	$ 24,558
Vendor obligations (1)	27,881	5,138	5,108	5,098	4,179	4,179	4,179
Borrowings	571,100	100,000	200,000	212,000	9,100	50,000	—
Certificates of deposit	780,304	670,622	57,764	46,356	3,019	2,543	—
Total contractual obligation	$1,422,547	$779,739	$266,759	$267,191	$ 20,073	$ 60,048	$ 28,737

(1) Amounts are for data processing services and service implementation.

The obligations related to our uncertain tax positions, which are not considered material, have been excluded from the table above because of the uncertainty surrounding the timing and final amounts of settlement, if any.

Other Material Cash Requirements. In addition to contractual obligations, the Company's material cash requirements also includes compensation and benefits expenses for its employees, which were $30.9 million the year ended December 31, 2024. The Company also has material cash requirements for occupancy and equipment expenses, excluding depreciation and amortization of $2.0 million, related to rental expenses, general maintenance and cleaning supplies, guard services, software licenses and other miscellaneous expenses, which were $12.9 million the year ended December 31, 2024. The Company is obligated to pay dividend on its preferred shares at an annual rate of either 2.0%, 1.25% or 0.5%. For the year ended December 31, 2024, the Company paid dividends on its preferred shares at a rate of 0.5%, or $0.6 million.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Information regarding quantitative and qualitative disclosures about market risk appears under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Management of Market Risk."

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm (PCAOB ID686) 68

Report of Independent Registered Public Accounting Firm (PCAOB ID 339) 71

Consolidated Statements of Financial Condition as of December 31, 2024 and 2023 72

Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023 and 2022 73

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023 and 2022 74

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2024, 2023 and 2022 75

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022 76

Notes to the Consolidated Financial Statements 77

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Ponce Financial Group, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Ponce Financial Group, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2025, expressed an unqualified opinion thereon.

We also have audited the adjustments to the Company's 2023 and 2022 consolidated financial statements to retrospectively apply the change in accounting for the adoption of ASU 2023-07, Segment Reporting (Topic 280)) – Improvements to Reportable Segment Disclosures described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 or 2022 consolidated financial statements of the Company other than with respect to the adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the 2023 or 2022 consolidated financial statements as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans

Critical Audit Matter Description

As described in Notes 1 and 5 to the consolidated financial statements the Company's allowance for credit losses on loans ("ACL") was $22.5 million as of December 31, 2024. The ACL on loans is management's estimate of expected credit losses over the expected life of the loans at the reporting date and is based on management's ongoing review of all relevant information, from internal and external sources, related to past events, current conditions and reasonable forecast. Historical credit loss experience provides the basis for calculation of probability of default, loss given default, exposure at default and the estimation of expected credit losses. Adjustments to historical information are made for differences in specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term, as well as for changes in environmental conditions, that may not be reflected in historical loss rates.

We identified the ACL on loans as a critical audit matter. The principal considerations for our determination of the ACL on loans as a critical audit matter includes the subjectivity and judgment in management's determination of the estimate assumptions, specifically the determination of the qualitative factor adjustments to reflect current trends and conditions not captured within the quantitative models. This required a higher degree of judgment and subjectivity in applying audit procedures due to the higher degree of the nature and extent of audit effort needed to address the matter.

How the Critical Matter Was Addressed in the Audit

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding of the Company's model and process for determining the ACL, and evaluated the design and implementation and tested operating effectiveness of controls relating to the ACL, including:
  - o Controls over the completeness and accuracy of data input into the model used to determine the ACL, and
  - o Controls over management's review and approval of the ACL, including management's determination of qualitative factor adjustments applied within the qualitative framework to address risks not already incorporated within the model.

- We evaluated management's determination of qualitative adjustments, including comparing key factors to independent sources:
  - o Evaluated and tested the data and inputs utilized within the ACL calculation for completeness and accuracy including mathematical accuracy of the calculation.
  - o Evaluated the appropriateness and reasonableness of the qualitative factor adjustment framework, including management's judgment as to the relevant assessed risks that impacted the qualitative adjustments.
  - o Evaluated the reasonableness of assumptions related to the qualitative adjustments by analyzing relevant trends in credit quality and evaluating the relationship of the trends to the qualitative adjustments applied to the ACL.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York

March 13, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Ponce Financial Group, Inc.

Opinion on the Internal Control over Financial Reporting

We have audited Ponce Financial Group, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2024, and for the year ended December 31, 2024, and our report dated March 13, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

New York, New York

March 13, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of
Directors of Ponce Financial Group, Inc.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting for the adoption of ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures described in Note 1, the accompanying consolidated statements of financial condition of Ponce Financial Group, Inc. (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting for the adoption of ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures described in Note 1, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting for the adoption of ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures described in Note 1, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Forvis Mazars, LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor from 2013 to 2024.

/s/ Mazars USA LLP
New York, New York
PCAOB ID 339
March 19, 2024

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2024 and 2023
(Dollars in thousands, except share data)

	December 31,	
	2024	**2023**
ASSETS		
Cash and cash equivalents:		
Cash	$ 35,478	$ 28,930
Interest-bearing deposits	104,361	110,260
Total cash and cash equivalents	139,839	139,190
Available-for-sale securities, at fair value (Note 3)	104,970	119,902
Held-to-maturity securities, net of allowance for credit losses of $216 and $398 at December 31, 2024 and 2023, respectively; at amortized cost (fair value 2024 $355,294; 2023 $450,042) (Note 3)	367,938	461,748
Placements with banks	249	249
Mortgage loans held for sale, at fair value (Note 4)	10,736	9,980
Loans receivable, net of allowance for credit losses - 2024 $22,502; 2023 $26,154 (Note 5)	2,286,599	1,895,886
Accrued interest receivable	17,771	18,010
Premises and equipment, net (Note 6)	16,794	16,053
Right of use assets (Note 7)	29,093	31,272
Federal Home Loan Bank of New York (FHLBNY) stock, at cost	29,182	19,377
Deferred tax assets (Note 11)	12,074	14,332
Other assets	24,693	24,723
Total assets	**$ 3,039,938**	**$ 2,750,722**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits (Note 8)	$ 1,884,864	$ 1,507,620
Operating lease liabilities	30,696	32,684
Accrued interest payable	3,712	11,965
Advance payments by borrowers for taxes and insurance	10,349	10,778
Borrowings (Note 9)	596,100	684,421
Other liabilities	8,717	11,859
Total liabilities	**2,534,438**	**2,259,327**
Commitments and contingencies (Note 14)		
Stockholders' Equity:		
Preferred stock, $0.01 par value; 100,000,000 shares authorized, 225,000 shares issued and outstanding as of December 31, 2024 and 2023	225,000	225,000
Common stock, $0.01 par value; 200,000,000 shares authorized; 24,886,711 shares issued at both December 31, 2024 and 2023; 23,961,214 and 23,785,520 shares outstanding as of December 31, 2024 and 2023, respectively	249	249
Treasury stock, at cost; 925,497 and 1,101,191 shares as of December 31, 2024 and 2023, respectively (Note 12)	(7,707)	(9,747)
Additional paid-in-capital	207,319	207,106
Retained earnings	107,754	97,420
Accumulated other comprehensive loss (Note 17)	(15,297)	(15,649)
Unearned Employee Stock Ownership Plan (ESOP); 1,301,988 and 1,435,732 shares as of December 31, 2024 and 2023, respectively (Note 12)	(11,818)	(12,984)
Total stockholders' equity	**505,500**	**491,395**
Total liabilities and stockholders' equity	**$ 3,039,938**	**$ 2,750,722**

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations
For the Years Ended December 31, 2024, 2023 and 2022
(Dollars in thousands, except share and per share data)

	For the Years Ended December 31,		
	2024	2023	2022
Interest and dividend income:			
Interest on loans receivable	$ 130,512	$ 95,805	$ 69,865
Interest on deposits due from banks	8,666	4,973	713
Interest and dividend on securities and FHLBNY stock	23,459	25,089	12,174
Total interest and dividend income	162,637	125,867	82,752
Interest expense:			
Interest on certificates of deposit	27,768	16,571	4,148
Interest on other deposits	30,924	18,570	5,802
Interest on borrowings	27,465	25,460	6,199
Total interest expense	86,157	60,601	16,149
Net interest income	76,480	65,266	66,603
Provision for credit losses (Note 3) (Note 5)	1,334	973	24,046
Net interest income after provision for credit losses	75,146	64,293	42,557
Non-interest income:			
Service charges and fees	1,973	1,986	1,830
Brokerage commissions	61	80	1,020
Late and prepayment charges	1,180	2,365	623
Income on sale of mortgage loans	1,048	598	741
Income on sale of SBA loans	148	—	—
Loan origination	—	—	1,286
Grant income	—	4,156	—
Loss on sale of premises and equipment	—	—	(436)
Other	2,803	1,038	1,355
Total non-interest income	7,213	10,223	6,419
Non-interest expense:			
Compensation and benefits	30,910	30,699	27,914
Occupancy and equipment	14,880	14,568	13,968
Data processing expenses	4,382	5,083	3,779
Direct loan expenses	2,555	1,623	2,487
(Benefit) provision for contingencies	(783)	2,311	126
Insurance and surety bond premiums	1,101	1,018	870
Office supplies, telephone and postage	998	1,483	1,555
Professional fees	6,146	7,092	5,904
Contribution to the Ponce De Leon Foundation	—	—	4,995
Microloans (recoveries) and write-off (Note 5)	(201)	(1,481)	17,940
Marketing and promotional expenses	714	825	593
Federal deposit insurance and regulatory assessments [1]	1,627	1,472	704
Other operating expenses [1]	4,345	3,970	4,987
Total non-interest expense	66,674	68,663	85,822
Income (loss) before income taxes	15,685	5,853	(36,846)
Provision (benefit) for income taxes (Note 11)	4,713	2,501	(6,845)
Net income (loss)	$ 10,972	$ 3,352	$ (30,001)
Dividends on preferred shares	638	—	—
Net income available to common stockholders	$ 10,334	$ 3,352	$ (30,001)
Earnings (loss) per share: (Note 13)			
Basic	$ 0.46	$ 0.15	$ (1.32)
Diluted	$ 0.46	$ 0.15	$ (1.32)
Weighted average shares outstanding: (Note 13)			
Basic	22,434,654	22,745,317	22,690,943
Diluted	22,551,715	22,822,313	22,690,943

(1) For the years ended December 31, 2023 and 2022, $1.2 million and $0.4 million, respectively, of federal deposit insurance were reclassified from other operating expenses to federal deposit insurance and regulatory assessments and $0.4 million were reclassified from federal deposit insurance and regulatory assessments to other operating expenses for both periods.

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2024, 2023 and 2022
(in thousands)

	For the Years Ended December 31,		
	2024	2023	2022
Net income (loss)	$ 10,972	$ 3,352	$ (30,001)
Net change in unrealized gains (losses) on securities:			
Unrealized gain (losses)	441	2,758	(20,781)
Income (tax) benefit effect	(89)	(547)	4,377
Total other comprehensive income (loss), net of tax	352	2,211	(16,404)
Total comprehensive income (loss)	11,324	5,563	(46,405)
Less: Dividends on preferred shares	638	—	—
Total comprehensive income (loss) available to common stockholders	$ 10,686	$ 5,563	$ (46,405)

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2024, 2023 and 2022
(Dollars in thousands, except share data)

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Treasury Stock, At Cost	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan (ESOP)	Total
Balance, December 31, 2021	—	$ —	17,425,987	$ 185	$ (13,687)	$ 85,601	$ 122,956	$ (1,456)	$ (4,343)	$ 189,256
Net loss	—	—	—	—	—	—	(30,001)	—	—	(30,001)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	(16,404)	—	(16,404)
Second-step conversion and reorganization:										
Conversion and reorganization of PDL Community Bancorp	—	—	5,788,972	58	—	117,952	—	—	—	118,010
Retirement of treasury stock	—	—	—	(11)	13,687	(13,676)	—	—	—	—
Purchase of shares by the Employee Stock Ownership Plan (ESOP")	—	—	1,097,353	11	—	10,963	—	—	(10,974)	—
Issuance of shares to the Ponce De Leon Foundation	—	—	399,522	4	—	3,991	—	—	—	3,995
Issuance of preferred shares	225,000	225,000	—	—	—	—	—	—	—	225,000
Release of restricted stock units	—	—	149,495	2	—	(1)	—	—	—	1
Treasury stock	—	—	(1,976)	—	(2)	2	—	—	—	—
ESOP shares committed to be released (133,744 shares)	—	—	—	—	—	109	—	—	1,167	1,276
Share-based compensation	—	—	—	—	—	1,567	—	—	—	1,567
Balance, December 31, 2022	225,000	$ 225,000	24,859,353	$ 249	$ (2)	$ 206,508	$ 92,955	$ (17,860)	$ (14,150)	$ 492,700
Net income	—	—	—	—	—	—	3,352	—	—	3,352
Other comprehensive income, net of tax	—	—	—	—	—	—	—	2,211	—	2,211
Impact of CECL adoption, net of tax	—	—	—	—	—	—	1,113	—	—	1,113
Repurchases of common stock	—	—	(1,235,000)	—	(11,009)	—	—	—	—	(11,009)
Release of restricted stock units	—	—	161,167	—	1,264	(1,264)	—	—	—	—
ESOP shares committed to be released (133,744 shares)	—	—	—	—	—	(24)	—	—	1,166	1,142
Share-based compensation	—	—	—	—	—	1,886	—	—	—	1,886
Balance, December 31, 2023	225,000	$ 225,000	23,785,520	$ 249	$ (9,747)	$ 207,106	$ 97,420	$ (15,649)	$ (12,984)	$ 491,395
Net income	—	—	—	—	—	—	10,972	—	—	10,972
Preferred stock dividend	—	—	—	—	—	—	(638)	—	—	(638)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	352	—	352
Release of restricted stock units	—	—	175,694	—	2,123	(2,123)	—	—	—	—
Federal taxes related to common stock purchased in 2023	—	—	—	—	(83)	—	—	—	—	(83)
ESOP shares committed to be released (133,744 shares)	—	—	—	—	—	262	—	—	1,166	1,428
Share-based compensation	—	—	—	—	—	2,074	—	—	—	2,074
Balance, December 31, 2024	225,000	$ 225,000	23,961,214	$ 249	$ (7,707)	$ 207,319	$ 107,754	$ (15,297)	$ (11,818)	$ 505,500

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2024, 2023 and 2022
(in thousands)

		For the Years Ended December 31,		
	2024	**2023**	**2022**
Cash Flows From Operating Activities:			
Net income (loss)	$ 10,972	$ 3,352	$ (30,001)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization of premiums/discounts on securities, net	(121)	(118)	342
Gain on sale of loans	(1,201)	(558)	(184)
Loss on sale of real property	—	—	436
Gain on derivatives	—	—	(22)
Microloans (recoveries) write-off	(201)	(1,481)	17,940
Provision for credit losses	1,334	973	24,046
Depreciation and amortization	4,737	4,526	4,266
ESOP compensation expense	1,474	1,142	1,372
Share-based compensation expense	2,074	1,886	1,567
Deferred income taxes (benefit)	2,169	1,258	(7,939)
Changes in assets and liabilities:			
Decrease (increase) in mortgage loans held for sale, at fair value	292	(7,403)	13,857
Decrease (increase) in accrued interest receivable	239	(2,961)	(2,687)
Decrease (increase) in other assets	30	(10,735)	(11,774)
(Decrease) increase in accrued interest payable	(8,253)	10,575	1,162
Decrease in operating lease liabilities	(2,565)	(2,421)	(2,149)
(Decrease) increase in advance payments by borrowers	(429)	1,054	2,067
Net (decrease) increase in other liabilities	(3,339)	7,404	(2,500)
Net cash provided by operating activities	7,212	6,493	9,799
Cash Flows From Investing Activities:			
Net (purchase) redemption of FHLBNY Stock	(9,791)	5,273	(18,660)
Purchases of available-for-sale securities	—	—	(58,383)
Purchases of held-to-maturity securities	—	—	(528,929)
Proceeds from maturities, calls and principal repayments on securities	109,486	60,954	40,318
Placements with banks	—	1,245	996
Proceeds from sales of loans	2,569	2,779	9,665
Net increase in loans	(388,488)	(402,748)	(221,576)
Purchase of loans	(5,956)	—	—
Purchases of premises and equipment	(2,718)	(411)	(492)
Net cash used in investing activities	(294,898)	(332,908)	(777,061)
Cash Flows From Financing Activities:			
Net increase in deposits	377,244	255,208	47,696
Common stock issued from vesting of restricted stock units	—	—	2
Proceeds from issuance of preferred stock	—	—	225,000
Repurchase of treasury stock	—	(11,009)	—
Contribution to the Ponce De Leon Foundation	—	—	(1,000)
Dividends paid on preferred stock	(588)	—	—
Net (repayments) proceeds from borrowings	(88,321)	167,046	411,120
Net advances on warehouse lines of credit	—	—	(15,090)
Net cash provided by financing activities	288,335	411,245	667,728
Net increase (decrease) in cash and cash equivalents	649	84,830	(99,534)
Cash and Cash Equivalents, including restricted cash:			
Beginning	139,190	54,360	153,894
Ending	$ 139,839	$ 139,190	$ 54,360
Supplemental Disclosures:			
Cash paid during the year:			
Interest	$ 94,410	$ 50,026	$ 14,987
Income taxes	$ 2,184	$ 1,006	$ 173
Supplemental disclosure related to adoption of ASU 2016-02, detailed in Note 7:			
ROU Assets	$ —	$ —	$ 35,870
Operating lease liabilities	—	—	36,681
Supplemental Disclosures of Noncash Investing Activities:			
Loans receivable	824	4,100	—

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation:

Ponce Financial Group, Inc. (hereafter referred to as "we," "our," "us," "Ponce Financial Group, Inc.," or the "Company"), is the holding company of Ponce Bank ("Ponce Bank" or the "Bank"), a federally chartered stock savings association. The Company's Consolidated Financial Statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Consolidated Financial Statements include the accounts of the Company, its wholly-owned subsidiary Ponce Bank (the "Bank") and the Bank's wholly-owned subsidiary, Ponce De Leon Mortgage Corp. ("PDLMC"), which previously operated as a mortgage banking entity. The former operations and employees of PDLMC have since been transferred to the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations:

The Company is a savings and loan holding company. The Company is subject to the regulation and examination by the Board of Governors of the Federal Reserve System. The Company's business is conducted through the administrative office and 13 full-service banking and 5 mortgage loan offices. The banking offices are located in New York City – the Bronx (4 branches), Queens (3 branches), Brooklyn (3 branches), Manhattan (2 branches) and Union City (1 branch), New Jersey. The mortgage loan offices are located in Queens (3) and Brooklyn (1), New York and Bergenfield (1), New Jersey. On June 1, 2024, the Company opened a representative office in Coral Gables, Florida. The Company's primary market area currently consists of the New York City metropolitan area.

The Bank is a federally chartered stock savings association headquartered in the Bronx, New York. It was originally chartered in 1960 as a federally chartered mutual savings and loan association under the name Ponce De Leon Federal Savings and Loan Association. In 1985, the Bank changed its name to "Ponce De Leon Federal Savings Bank." In 1997, the Bank changed its name again to "Ponce De Leon Federal Bank." Upon the completion of its reorganization into a mutual holding company structure in September of 2017, the assets and liabilities of Ponce De Leon Federal Bank were transferred to and assumed by the Bank. The Bank is a Minority Depository Institution ("MDI"), a Community Development Financial Institution ("CDFI"), and a certified Small Business Administration ("SBA") lender. The Bank is subject to comprehensive regulation and examination by the Office of Comptroller of the Currency (the "OCC").

The Bank's business primarily consists of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in mortgage loans, consisting of one-to-four family residential (both investor-owned and owner-occupied), multifamily residential, nonresidential properties and construction and land, and, to a lesser extent, in business and consumer loans. The Bank also invests in securities, which have historically consisted of U.S. government and federal agency securities and securities issued by government-sponsored or owned enterprises, mortgage-backed securities and Federal Home Loan Bank of New York (the "FHLBNY") stock. The Bank offers a variety of deposit accounts, including demand, savings, money markets and certificates of deposit accounts.

Risks and Uncertainties:

Inflation and interest rates may continue to adversely impact several industries within our geographic footprint and impair the ability of the Company's customers to fulfill their contractual obligations to the Company. This could cause the Company to experience adverse effects on its business operations, loan portfolio, financial condition, and results of operations. During the year ended December 31, 2024, total interest expenses increased $25.6 million, or 42.2%, to $86.2 million when compared to $60.6 million for the year ended December 31, 2023.

Summary of Significant Accounting Policies:

Use of Estimates: In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the consolidated statement of financial condition, and revenues and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of loans held for sale, the valuation of deferred tax assets and investment securities and the estimates relating to the valuation for share-based awards.

<u>Significant Group Concentrations of Credit Risk</u>: Most of the Bank's activities are with customers located within New York City. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the ability of the Bank to sell originated loans in the secondary markets are susceptible to changes in the local market conditions. Note 3 discusses the types of securities in which the Bank invests. Notes 5 and 14 discuss the types of lending that the Bank engages in, and other concentrations.

<u>Cash and Cash Equivalents</u>: Cash and cash equivalents include cash on hand and amounts due from banks (including items in process of clearing). For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from loans originated by the Company, interest-bearing deposits in financial institutions, and deposits are reported net. Included in cash and cash equivalents are restricted cash from escrows and good faith deposits. Good faith deposits consist of deposits received from commercial loan customers for use in various disbursements relating to the closing of a commercial loan.

<u>Securities</u>: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each statement of financial condition date.

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities, if any, are carried at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as held-to-maturity or trading, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

<u>Held-to maturity securities</u>: Effective January 1, 2023, the Company adopted Accounting Standards Topic 326, "Financial Instruments - Credit Losses" which replaced the previously existing U.S. GAAP "incurred loss" approach to "expected credit losses" approach, which is referred as Current Expected Credit Losses ("CECL"). CECL modifies the accounting of impairment on held-for-sale debt securities by recognizing a credit loss through an ACL. The Company methodology to measure the ACL incorporates both quantitative and qualitative information to assess lifetime expected credit losses at the portfolio level. The quantitative component includes the calculation of loss rates using an open pool method. The Company differentiates its loss-rate method for a pool of held-to-maturity corporate securities by looking to publicly available historical default and recovery statistics based on the attributes of issuer type, rating category and time to maturity. The Company measures expected credit losses of these financial assets by applying loss rates to the amortized cost basis of each asset taking into consideration amortization, prepayment and default assumptions.

The Company considers qualitative adjustments to expected credit losses for information not already captured in the loss estimation process. Qualitative factor adjustments may increase or decrease management's estimate of expected credit losses. Adjustments will not be made for information that has already been considered and included in the quantitative allowance.

<u>Available-for-sale securities</u>: The impairment model for available-for-sale ("AFS") debt securities differs from the CECL approach utilized by held-to-maturity ("HTM") debt securities since AFS debt securities are measured at fair value rather than amortized cost. For AFS debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income.

On a quarterly basis, the Company evaluates the available-for-sale securities for impairment. Securities that are in an unrealized loss position are reviewed to determine if a securities credit loss exists based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether an impairment exists include: (a) the extent to which the fair value is less than the amortized cost basis, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, and (d) whether the Company intends to sell the security and whether it is more likely than not the Company will not be required to sell the security.

If a determination is made that a security is impaired, the Company will estimate the amount of the unrealized loss that is attributable to credit and all other non-credit related factors. The credit related component will be recognized as a securities credit loss as a provision expense through the establishment of an allowance for available for sale securities. The securities credit loss expense will be limited to the difference between the security's amortized cost basis and fair value and any future changes may be reversed, limited to the amount previously expensed in the period they occur. The non-credit related component will be recorded as an adjustment to accumulated other comprehensive income, net of tax.

The evaluation of securities for impairment is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the estimated fair value of investments should be recognized in current period earnings. The risks and uncertainties include change in general economic conditions, the issuer's financial condition and/or future prospects, the effects of changes in interest rates or credit spreads, and the expected recovery period. See Note 3 ("Securities") of the Notes to the Consolidated Financial Statements.

Federal Home Loan Bank of New York Stock: The Bank is a member of the FHLBNY. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLBNY stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Receivable: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at current unpaid principal balances, net of the ACL on loans and including net deferred loan origination fees and costs.

Interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the interest method without anticipating prepayments.

A loan is moved to nonaccrual status in accordance with the Company's policy typically after 90 days of non-payment. The accrual of interest on mortgage and commercial loans is generally discontinued at the time the loan becomes 90 days past due unless the loan is well-secured and in process of collection. Consumer loans are typically charged-off no later than 90 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off if collection of principal or interest is considered doubtful. All nonaccrual loans are considered impaired loans.

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash basis or recorded against principal balances, until qualifying for return to accrual. Cash basis interest recognition is only applied on nonaccrual loans with a sufficient collateral margin to ensure no doubt with respect to the collectability of principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and remain current for a period of time (typically six months) and future payments are reasonably assured. Accrued interest receivable is closely monitored for collectability and will be charged-off in a timely manner if deemed uncollectable. In the event that collection of principal becomes uncertain, the Company has policies in place to write-off accrued interest receivable by reversing interest income in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the amortized cost basis and therefore excludes it from the measurement of the ACL.

Allowance for Credit Losses: The ACL on loans is management's estimate of expected credit losses over the expected life of the loans at the reporting date. The ACL on loans is increased through a provision for credit losses ("PCL") recognized in the Consolidated Statements of Operations and by recoveries of amounts previously charged off. The ACL on loans is reduced by charge-offs on loans. Loan charge-offs are recognized when Management believes the collectability of the principal balance outstanding is unlikely. Full or partial charge-offs on collateral-dependent individually analyzed loans are generally recognized when the collateral is deemed to be insufficient to support the carrying value of the loan.

According to ASC 326-20-30-9, estimating expected credit losses is highly judgmental and generally will require the Bank to make specific judgments. One of these specific judgments around how the Bank will make or obtain reasonable and supportable forecasts of expected credit losses. The Bank uses the Federal Open Market Committee to obtain various forecasts for unemployment rate, national gross domestic product and the National Consumer Price Index. The Bank has elected to forecast the first four quarters of the credit loss estimate and revert to a long-run average of each considered economic factor as permitted in ASC 326-20-30-9.

The level of the ACL on loans is based on Management's ongoing review of all relevant information, from internal and external sources, related to past events, current conditions and reasonable forecast. Historical credit loss experience provides the basis for calculation of probability of default, loss given default, exposure at default and the estimation of expected credit losses. As discussed further below, adjustments to historical information are made for differences in specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term, as well as for changes in environmental conditions, that may not be reflected in historical loss rates.

Management employs a process and methodology to estimate the ACL on loans that evaluates both quantitative and qualitative factors. Under ASC 326-20-30-2 and 326-20-55-5, the Bank should aggregate financial assets on the basis of similar risk characteristics. Management selected a Call Code segmentation, as based on the Bank's call report. Management's criteria for determining an appropriate segmentation (1) groups loans based on similar risk characteristics; (2) allows for mapping and utilization/application of publicly available external information (Call Report Filings); (3) allows for mapping and utilization/application of publicly available external information; (4) federal call code is granular enough to accommodate enough to accommodate a "like-kind" notion, yet broad enough to maintain statistical relevance and/or a meaningful number of loan observations within material segments and (5) federal call code designation is identifiable throughout historical data sets, which is critical component of segmentation selection.

Quantitative loss factors are also supplemented by certain qualitative risk factors reflecting Management's view of how losses may vary from those represented by quantitative loss rates. These qualitative risk factors include: (1) changes in lending policies, procedures and strategies including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses; (2) economic conditions such as the Bank's market area, customer demographics, portfolio composition, along with national indicators considered impactful to the model; (3) changes in the nature and volume of the portfolio; (4) credit and lending staff/administration; (5) problem with loan trends; (6) concentrations; (7) loan review results; (8) collateral values and (9) regulatory and business environment.

Because the methodology is based upon historical experience and trends, current economic data, reasonable and supportable forecasts, as well as Management's judgment, factors may arise that result in different estimations. Deteriorating conditions or assumptions could lead to further increases in the ACL on loans. The ACL on loans is determined by an estimate of future credit losses, and ultimate losses may vary from Management's estimate.

 Allowances for Credit Losses on Unfunded Commitments: The ACL on unfunded commitments is Management's estimate of expected credit losses over the expected contractual term (or life) in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditional cancellable by the Company. For each portfolio, estimated loss rates and funding factors are applied to the corresponding balance of unfunded commitments and the estimated loss rates applied to unfunded commitments are the same quantitative and qualitative loss rates applied to the corresponding on-balance sheet amounts in determining the ACL on loans. The estimated funding factor applied to unfunded commitments is used to project future average funding and is based upon the Company's average historical utilization rate for each portfolio.

The ACL on unfunded commitments is included in other liabilities in the Consolidated Statements of Financial Conditions. The ACL on unfunded commitments is adjusted through non-interest expense in the Consolidated Statements of Operations.

Loans Held for Sale, at Fair Value: Loans held for sale, at fair value, include residential mortgages that were originated in accordance with secondary market pricing and underwriting standards. These loans are loans originated by the Bank and the Company intends to sell these loans on the secondary market. Loans held for sale are carried at fair value under the fair value option accounting guidance for financial assets and financial liabilities. The gains or losses for the changes in fair value of these loans are included in income on sale of loans on the consolidated statements of operations. Interest income on mortgage loans held for sale measured under the fair value option is calculated based on the principal amount of the loan and is included in interest loans receivable on the consolidated statements of operations. Note 4 contains details regarding mortgage loans held for sale at fair value.

Revenue from Contracts with Customers: The Company's revenue from contracts with customers in the scope of ASC 606, *Revenue from Contract with Customers*, is recognized within noninterest income. ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Management determined the revenue streams impacted by ASC 606 included those related to service charges on deposit accounts, ATM and card fees and other services fees. The Company's revenue recognition pattern for these revenue streams did not change from current practice. The Company's primary sources of revenue are interest income on financial assets and income from mortgage banking activities, which are explicitly excluded from the scope of ASC 606.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when all of the components meet the definition of a participating interest and when control over the assets has been surrendered. A participating interest generally represents (1) a proportionate (pro rata) ownership interest in an entire financial asset, (2) a relationship where from the date of transfer all cash flows received from the entire financial asset are divided proportionately among the participating interest holders in an amount equal to their share of ownership, (3) the priority of cash flows has certain characteristics, including no reduction in priority, subordination of interest, or recourse to the transferor other than standard representation or warranties, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through either (a) an agreement to repurchase them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

Premises and Equipment: Premises include the cost of land and buildings actually owned and occupied (or to be occupied) by the Bank, its branches, or consolidated subsidiaries. Equipment includes all movable furniture, fixtures, and equipment, including automobiles and other vehicles of the Bank, its branches and consolidated subsidiaries. Premises and equipment are stated at cost, less accumulated depreciation.

Depreciation is the concept of allocating the cost of fixed assets over their estimated useful lives. Depreciation is computed and charged to operations using the straight-line method over the estimated useful lives of the respective assets as follows:

	Years
Building	39
Building improvements	15 - 39
Furniture, fixtures and equipment	3 - 10

Leasehold improvements are amortized over the shorter of the improvements' estimated economic lives or the related lease terms, including extensions expected to be exercised. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized. Leasehold improvements in process are not amortized until the assets are placed in operation.

Impairment of Long-Lived Assets: Long-lived assets, including premises and leasehold improvements, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.

Leases: The Company leases office space and certain equipment under non-cancellable operating lease agreements and determines if an arrangement is a lease at inception. The Company does not currently have any financing lease arrangements.

Right of use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets are recognized on the commencement date based on the present value of lease payments over the lease term adjusted for initial direct costs, if any, and lease incentives received or deemed probable of being received. The Company uses the rate implicit in the lease if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of Company leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company uses its FHLBNY borrowing rate based on the information available on the commencement date plus a spread of 2.50% in determining the present value of lease payments.

Lease expense is recognized on a straight-line basis over the lease term and is included in "Occupancy and equipment" in the Consolidated Statement of Operations. Some of the Company's lease agreements include rental payments adjusted periodically for inflation which are accounted for as variable lease amounts but are not reflected as a component of the Company's lease liability. Certain leases also require the Company to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises or equipment which are also not reflected as a component of the Company's lease liability.

Other Real Estate Owned: Other Real Estate Owned ("OREO") represents properties acquired through, or in lieu of, loan foreclosure or other proceedings. OREO is initially recorded at fair value, less estimated disposal costs, at the date of foreclosure, which establishes a new cost basis. After foreclosure, the properties are held for sale and are carried at the lower of cost or fair value, less estimated costs of disposal. Any write-down to fair value, at the time of transfer to OREO, is charged to the allowance for credit losses.

Properties are evaluated regularly to ensure that the recorded amounts are supported by current fair values and charges against earnings are recorded as necessary to reduce the carrying amount to fair value, less estimated costs to dispose. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the OREO, while costs relating to holding the property are expensed. Gains or losses are included in operations upon disposal.

Income Taxes: The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income, in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the consolidated statements of operations.

Related Party Transactions: Directors and officers of the Company and their affiliates have been customers of and have had transactions with the Company, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of management, the transactions with related parties did not involve more than normal risk of collectability, nor favored treatment or terms, nor present other unfavorable features. Note 18 contains details regarding related party transactions.

Employee Benefit Plans: The Company maintains a KSOP, an Employee Stock Ownership Plan with 401(k) provisions incorporated, a Long-Term Incentive Plan that includes grants of restricted stock units and stock options, and a Supplemental Executive Retirement Plan (the "SERP").

KSOP, the Employee Stock Ownership Plan with 401(k) Provisions: Compensation expense is recorded as shares are committed to be released with a corresponding credit to unearned KSOP equity account at the average fair market value of the shares during the period and the shares become outstanding for earnings per share computations. Compensation expense is recognized ratably over the service period based upon management's estimate of the number of shares expected to be allocated by the KSOP. The difference between the average fair market value and the cost of the shares allocated by the KSOP is recorded as an adjustment to additional paid-in-capital. Unallocated common shares held by the Company's KSOP are shown as a reduction in stockholders' equity and are excluded from weighted-average common shares outstanding for both basic and diluted earnings per share calculations until they are committed to be released. The 401(k) provisions provide for elective employee/participant deferrals of income. Discretionary matching, profit-sharing, and safe harbor contributions, not to exceed 4% of employee compensation and profit-sharing contributions may be provided.

Stock Options: The Company recognizes the value of shared-based payment transactions as compensation costs in the financial statements over the period that an employee provides service in exchange for the award. The fair value of the share-based payments for stock options is estimated using the Black-Scholes option-pricing model. The Company accounts for forfeitures as they occur during the period.

Restricted Stock Units: The Company recognizes compensation cost related to restricted stock units based on the market price of the stock units at the grant date over the vesting period. The product of the number of units granted and the grant date market price of the Company's common stock determines the fair value of restricted stock units. The Company recognizes compensation expense for the fair value of the restricted stock units on a straight-line basis over the requisite service period.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), which are both recognized as separate components of stockholder's equity. Other comprehensive income (loss) includes unrealized gains and losses on securities available-for-sale.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the operations and financial position of the Company.

Fair Value of Financial Instruments: Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Segment Reporting: Effective December 31, 2024, the Company adopted Accounting Standards Update ASU 2023-07, *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures."* Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Executive Officer is the Company's CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment and one reportable segment.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings (Loss) per Share ("EPS"): Basic EPS represents net income (loss) attributable to common shareholders divided by the basic weighted average common shares outstanding. Diluted EPS is computed by dividing net income (loss) attributable to common shareholders by the basic weighted average common shares outstanding, plus the effect of potential dilutive common stock equivalents outstanding during the period. Basic weighted common shares outstanding is weighted average common shares outstanding less weighted average unallocated ESOP shares.

Treasury Stock: Shares repurchased under the Company's share repurchase programs were purchased in open-market transactions and are held as treasury stock. The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders' equity.

CDFI Equitable Recovery Program: On September 26, 2023, the Bank received a $3.7 million grant from the U.S. Treasury as part of the Community Development Financial Institutions ("CDFI") Equitable Recovery Program ("ERP") which aims to help CDFI's further their mission of helping low and low-to-moderate income communities recover from the impact of the COVID-19 pandemic.

Bank Enterprise Award Program: On November 6, 2023, the Bank received a $0.5 million grant as part of the Bank Enterprise Award Program from the CDFI. Awards under the Bank Enterprise Award Program are subject to the program terms and must be used for qualified activities, which include providing loans, investments and financial services to residents and businesses in distressed communities.

Derivative Financial Instruments: From time to time the company enters into interest rate swaps, a type of derivative instrument, to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. The interest rate swaps involve future commitments to exchange interest payment streams with a counterparty based on a notional or contractual amount. All derivative instruments, including interest rate swaps, are subject to counterparty credit risk due to the possibility that the Company will incur a loss because a counterparty fails to meet its contractual obligations. Interest rates swap contracts may be executed only with financial institutions approved by the Company's Board of Directors.

If certain conditions are met, a derivative may be designated as a hedge related to fair value, cash flow, or foreign exposure risk. The recognition of changes in the fair value of a derivative instrument varies depending on the intended use of the derivative and the resulting designation. The Company accounts for hedges of customer loans as fair value hedges. The change in fair value of the hedging derivative and the change in fair value of the hedged exposure are recorded in non-interest expense in the Consolidated Statements of Operations. Any hedge ineffectiveness is also reflected in non-interest expense in the Consolidated Statements of Operations. The Company formally documents any relationships between hedging instruments and hedged items and the risk management objective and strategy for undertaking each hedged transaction. All derivative instruments are reported at fair value netted with the respective hedged assets/liabilities in the Consolidated Statements of Financial Condition.

Reclassification of Prior Year Presentation: Certain prior periods amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reporting results of operations but did affect previously reported amounts in the Consolidated Statements of Operations. Refer to footnote (1) of the Consolidated Statements of Operations for the Years Ended December 31, 2023 and 2022 and Deposits (Note 8) for the Year Ended December 31, 2023 for details on the reclassification.

Recent Accounting Pronouncements Not Yet Adopted:

In December 2023, the FASB issued ASU 2023-09, *"Improvements to Income Tax Disclosures (Topic 740)."* The amendment to this update addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance.

In November 2024, the FASB issued ASU 2024-03, *"Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40)."* The amendments improve the disclosures about a public business entity's expenses and address requests from investors for more detail information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly present expense captions (such as costs of sales and research and development). The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact these changes may have on our consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, *"Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40)."* The amendment in this update amends the effective date of Update 2024-03 to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

Note 2.   Preferred Stock

On June 7, 2022 (the "Original Closing Date"), the Company issued 225,000 shares of the Company's Preferred Stock, par value $0.01 (the "Preferred Stock") for an aggregate purchase price equal to $225,000,000 in cash to the Treasury, pursuant to the Treasury's ECIP. Under the ECIP, Treasury provided investment capital directly to depository institutions that are CDFIs or MDIs or their holding companies, to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, in low-income and underserved communities. No dividends will accrue or be due for the first two years after issuance. For years three through ten, depending upon the level of qualified and/or deep impact lending made in targeted communities, as defined in the ECIP guidelines, dividends will be at an annual rate of either 2.0%, 1.25% or 0.5% and, thereafter, will be fixed at one of the foregoing rates. If we are unable to make qualified and/or deep impact loans at required levels, we will be required to pay dividends at the higher annual rates. Additionally, we may make qualified and/or deep impact loans that are riskier than we otherwise would in an effort to meet the lending requirements for the lower dividend rates and/or to qualify for the purchase option under the Repurchase Agreement (as described below).

Holders of Preferred Stock generally do not have any voting rights, with the exception of voting rights on certain matters as outlined in the Certificate of Designations. The Treasury is the holder of the Preferred Stock and a governmental entity, and the Treasury may hold interests that are different from a private investor in exercising its voting and other rights. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

As a participant in the ECIP, the Company must comply with certain operating requirements. Specifically, the Company must adopt the Treasury's standards for executive compensation and luxury expenses for the period during which the Treasury holds equity issued under the ECIP. These restrictions may make it difficult to adequately compensate our management team, which could impact our ability to retain qualified management. Additionally, under the ECIP regulations, the Company cannot pay dividends or repurchase its common stock unless it meets certain income-based tests and has paid the required dividends on the Preferred Stock. The Company began paying dividends on its Preferred Stock in the amount of $0.6 million for the year ended December 31, 2024.

On December 20, 2024, the Company entered into an ECIP Securities Purchase Option Agreement (the "Repurchase Agreement") with Treasury. Pursuant to the Repurchase Agreement, Treasury has granted the Company an option to purchase all of the Preferred Stock during the Option Period, which is the first fifteen years following the Original Closing Date. The purchase price for the Preferred Stock pursuant to the purchase option is determined based on a formula equal to the present value of the Preferred Stock, calculated as set forth in the Repurchase Agreement, together with any accrued and unpaid dividends thereon, as of the closing date. Subject to variations in interest rates and the equity risk premium, which are components included in the purchase price calculation, the Company presently expects that the purchase price will be at a substantial discount from the face value of the Preferred Stock.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The purchase option may not be exercised unless and until at least one of the Threshold Conditions under the Repurchase Agreement has been met. The Threshold Conditions are as follows: during the ten years that follow the Original Closing Date (the "ECIP Period") either (1) over any sixteen consecutive quarters, an average of at least 60% of the Company's Total Originations, as defined pursuant to the terms of the ECIP, qualifies as "Deep Impact Lending," as defined pursuant to the terms of the ECIP (the "Deep Impact Condition"); (2) over any twenty-four consecutive quarters, an average of at least 85% of the Company's Total Originations qualifies as "Qualified Lending," as defined pursuant to the terms of the ECIP (the "Qualified Lending Condition"); or (3) the Preferred Stock has a dividend rate of no more than 0.5%, which dividend rate is calculated pursuant to the ECIP and the terms thereof, at each of six consecutive Reset Dates, as defined in the ECIP.

The earliest possible date by which a Threshold Condition may be met is June 30, 2026, which is the end of the sixteenth consecutive quarter following the Original Closing Date. However, the Company does not currently meet any of the Threshold Conditions to exercise the purchase option, and there can be no assurance if and when the Threshold Conditions will be met. At present, the Company has reported 9 consecutive quarters for which it has met both the Deep Impact and Qualified Lending Conditions. The Preferred Stock currently has a dividend rate of 0.5%.

In addition to the requirement that a Threshold Condition be met, the Repurchase Agreement requires that the Company meet certain other eligibility conditions in order to exercise the purchase option in the future, including compliance with the terms of the original ECIP purchase agreement and the terms of the Preferred Stock, maintaining qualification as either a CDFI or an MDI, and meeting other legal and regulatory criteria. Although the Company currently meets the general eligibility criteria, other than satisfying one of the Threshold Conditions, there can be no assurance that the Company will meet such criteria in the future.

Note 3. Securities

The amortized cost, gross unrealized gains and losses, and fair value of securities at December 31, 2024 and 2023 are summarized as follows:

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Available-for-Sale Securities:				
U.S. Government Bonds	$ 2,994	$ —	$ (121)	$ 2,873
Corporate Bonds	21,762	10	(1,368)	20,404
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	34,526	—	(5,991)	28,535
FHLMC Certificates	9,028	—	(1,366)	7,662
FNMA Certificates	56,010	—	(10,602)	45,408
GNMA Certificates	88	—	—	88
Total available-for-sale securities	$ 124,408	$ 10	$ (19,448)	$ 104,970
Held-to-Maturity Securities:				
U.S. Agency Bonds	$ 25,000	$ —	$ (40)	$ 24,960
Corporate Bonds	32,500	12	(535)	31,977
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	186,634	—	(7,052)	179,582
FHLMC Certificates	3,229	—	(223)	3,006
FNMA Certificates	105,417	—	(5,114)	100,303
SBA Certificates	15,374	92	—	15,466
Allowance for Credit Losses	(216)	—	—	—
Total held-to-maturity securities	$ 367,938	$ 104	$ (12,964)	$ 355,294

(1) Comprised of FHLMC, FNMA and GNMA issued securities.

| | December 31, 2023 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
			(in thousands)	
Available-for-Sale Securities:				
U.S. Government Bonds	$ 2,990	$ —	$ (206)	$ 2,784
Corporate Bonds	25,790	—	(2,122)	23,668
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	39,375	—	(6,227)	33,148
FHLMC Certificates	10,163	—	(1,482)	8,681
FNMA Certificates	61,359	—	(9,842)	51,517
GNMA Certificates	104	—	—	104
Total available-for-sale securities	$ 139,781	$ —	$ (19,879)	$ 119,902
Held-to-Maturity Securities:				
U.S. Agency Bonds	$ 25,000	$ —	$ (181)	$ 24,819
Corporate Bonds	82,500	—	(2,691)	79,809
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	212,093	104	(5,170)	207,027
FHLMC Certificates	3,897	—	(244)	3,653
FNMA Certificates	118,944	—	(4,088)	114,856
SBA Certificates	19,712	166	—	19,878
Allowance for Credit Losses	(398)	—	—	—
Total held-to-maturity securities	$ 461,748	$ 270	$ (12,374)	$ 450,042

(1)   Comprised of FHLMC, FNMA and GNMA issued securities.

The Company's securities portfolio had 39 and 40 available-for-sale securities and 31 and 33 held-to-maturity securities at December 31, 2024 and 2023, respectively. There were no available-for-sale and held-to-maturity securities sold during the years ended December 31, 2024 and 2023. There was one available-for-sale security in the amount of $4.0 million and two held-to-maturity securities in the total amount of $50.0 million that matured and/or were called during the year ended December 31, 2024. One held-to-maturity security in the amount of $10.0 million matured and/or was called during the year ended December 31, 2023. The Company did not purchase any available-for-sale securities and held-to-maturity securities during the years ended December 31, 2024 and 2023.

The following tables present the Company's securities gross unrealized losses and fair values, aggregated by the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2024 and 2023:

	December 31, 2024					
	Securities With Gross Unrealized Losses					
	Less Than 12 Months		12 Months or More		Total	Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
Available-for-Sale Securities:						
U.S. Government Bonds	$ —	$ —	$ 2,873	$ (121)	$ 2,873	$ (121)
Corporate Bonds	—	—	15,394	(1,368)	15,394	(1,368)
Mortgage-Backed Securities:						
Collateralized Mortgage Obligations	—	—	28,535	(5,991)	28,535	(5,991)
FHLMC Certificates	—	—	7,662	(1,366)	7,662	(1,366)
FNMA Certificates	—	—	45,407	(10,602)	45,407	(10,602)
Total available-for-sale securities	$ —	$ —	$ 99,871	$(19,448)	$ 99,871	$(19,448)
Held-to-Maturity Securities:						
U.S. Agency Bonds	$ —	$ —	$ 24,960	$ (40)	$ 24,960	$ (40)
Corporate Bonds	—	—	29,965	(535)	29,965	(535)
Mortgage-Backed Securities:						
Collateralized Mortgage Obligations	81,112	(1,728)	98,470	(5,324)	179,582	(7,052)
FHLMC Certificates	—	—	3,006	(223)	3,006	(223)
FNMA Certificates	4,691	(69)	95,612	(5,045)	100,303	(5,114)
Total held-to-maturity securities	$ 85,803	$ (1,797)	$252,013	$(11,167)	$337,816	$(12,964)

	December 31, 2023					
	Securities With Gross Unrealized Losses					
	Less Than 12 Months		12 Months or More		Total	Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
Available-for-Sale Securities:						
U.S. Government Bonds	$ —	$ —	$ 2,784	$ (206)	$ 2,784	$ (206)
Corporate Bonds	—	—	23,668	(2,122)	23,668	(2,122)
Mortgage-Backed Securities:						
Collateralized Mortgage Obligations	—	—	33,148	(6,227)	33,148	(6,227)
FHLMC Certificates	—	—	8,681	(1,482)	8,681	(1,482)
FNMA Certificates	—	—	51,517	(9,842)	51,517	(9,842)
Total available-for-sale securities	$ —	$ —	$119,798	$(19,879)	$119,798	$(19,879)
Held-to-Maturity Securities:						
U.S. Agency Bonds	$ —	$ —	$ 24,819	$ (181)	$ 24,819	$ (181)
Corporate Bonds	3,288	(212)	76,521	(2,479)	79,809	(2,691)
Mortgage-Backed Securities:						
Collateralized Mortgage Obligations	81,875	(725)	112,339	(4,445)	194,214	(5,170)
FHLMC Certificates	—	—	3,653	(244)	3,653	(244)
FNMA Certificates	—	—	114,856	(4,088)	114,856	(4,088)
Total held-to-maturity securities	$ 85,163	$ (937)	$332,188	$(11,437)	$417,351	$(12,374)

At December 31, 2024 and 2023, the Company had 37 and 40 available-for-sale securities and 27 and 31 held-to-maturity securities with gross unrealized loss positions, respectively. Management reviewed the financial condition of the entities underlying the securities at both December 31, 2024 and 2023. The unrealized losses related to the Company debt securities were issued by U.S. government-sponsored entities and agencies and corporate bonds. The Company does not believe that the debt securities that were in an unrealized loss position as of December 31, 2024 represents a credit loss impairment. The gross unrealized loss positions related to mortgage-backed securities and other obligations issued by the U.S. government agencies or U.S. government-sponsored enterprises carry the explicit and/or implicit guarantee of the U.S. government and have a long history of zero credit loss. Total gross unrealized losses were primarily attributable to changes in interest rates relative to when the investment securities were purchased and not due to the credit quality of the investment securities.

Management reviewed the collectability of the corporate bonds taking into consideration of such factors as the financial condition of the issuers, reported regulatory capital ratios of the issuers, credit ratings, including ratings in effect as of the reporting date. Management believes the unrealized losses on the corporate bonds are primarily attributable to changes in the interest rates and not changes in the credit quality of the issuers of the corporate bonds.

The following is a summary of maturities of securities at December 31, 2024 and 2023. Amounts are shown by contractual maturity. Because borrowers for mortgage-backed securities have the right to prepay obligations with or without prepayment penalties, at any time, these securities are included as a total within the table.

	December 31, 2024	
	Amortized Cost	Fair Value
	(in thousands)	
Available-for-Sale Securities:		
U.S. Government Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	2,994	2,873
More than five years through ten years	—	—
	2,994	2,873
Corporate Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	2,000	1,320
More than five years through ten years	19,762	19,084
	21,762	20,404
Mortgage-Backed Securities	99,652	81,693
Total available-for-sale securities	$ 124,408	$ 104,970
Held-to-Maturity Securities:		
U.S. Agency Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	25,000	24,960
More than one year through five years	—	—
More than five years through ten years	—	—
	25,000	24,960
Corporate Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	10,000	9,926
More than one year through five years	15,000	14,923
More than five years through ten years	7,500	7,128
	32,500	31,977
Mortgage-Backed Securities	310,654	298,357
Allowance for Credit Losses	(216)	—
Total held-to-maturity securities	$ 367,938	$ 355,294

	December 31, 2023	
	Amortized Cost	Fair Value
	(in thousands)	
Available-for-Sale Securities:		
U.S. Government Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	2,990	2,784
More than five years through ten years	—	—
	2,990	2,784
Corporate Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	4,000	3,863
More than one year through five years	1,000	536
More than five years through ten years	20,790	19,269
	25,790	23,668
Mortgage-Backed Securities	111,001	93,450
Total available-for-sale securities	$ 139,781	$ 119,902
Held-to-Maturity Securities:		
U.S. Agency Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	25,000	24,819
More than five years through ten years	—	—
	25,000	24,819
Corporate Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	25,000	24,650
More than one year through five years	50,000	48,265
More than five years through ten years	7,500	6,894
	82,500	79,809
Mortgage-Backed Securities	354,646	345,414
Allowance for Credit Losses	(398)	—
Total held-to-maturity securities	$ 461,748	$ 450,042

At December 31, 2024, no securities were pledged as collateral for borrowing activities. At December 31, 2023, 26 available-for-sale securities with a fair value totaling $93.3 million and 17 held-to-maturity securities with an amortized cost totaling $193.3 million were pledged at the FRBNY as collateral for borrowing activities.

The following table presents the activity in the allowance for credit losses for held-to-maturity securities.

	December 31,	
	2024	2023
	(in thousands)	
Beginning balance	$ 398	$ —
Impact on CECL adoption	—	662
Benefit for credit losses	(182)	(264)
Allowance for credit losses	$ 216	$ 398

At December 31, 2024 and 2023, the entire allowance for credit losses on securities was allocated to corporate bonds.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 4. Mortgage Loans Held for Sale

The following table provides the fair value and contractual principal balance outstanding of loans held for sale accounted for under the fair value options:

	December 31,	
	2024	**2023**
	(in thousands)	
Mortgage loans held for sale, at fair value	$ 10,736	$ 9,980
Mortgage loans held for sale, contractual principal outstanding	10,674	9,864
Fair value less unpaid principal balance	$ 62	$ 116

At December 31, 2024 and 2023, the Company had 17 loans and 19 loans in the amount of $10.7 million and $10.0 million, respectively, that were classified as mortgage loans held for sale and accounted for under the fair value option accounting guidance for financial assets and financial liabilities.

At December 31, 2024 and 2023, there were $4.4 million each in mortgage loans held for sale that were greater than 90 days past due and non-accrual with a substandard risk rating.

Note 5. Loans Receivable and Allowance for Credit Losses

Loans receivable at December 31, 2024 and 2023 are summarized as follows:

	December 31,	
	2024	**2023**
	(in thousands)	
Mortgage loans:		
1-4 Family residential		
Investor-Owned	$ 330,053	$ 343,689
Owner-Occupied	142,363	152,311
Multifamily residential	670,159	550,559
Nonresidential properties	389,898	342,343
Construction and land	733,660	503,925
Total mortgage loans	2,266,133	1,892,827
Nonmortgage loans:		
Business loans	40,849	19,779
Consumer loans [1]	1,038	8,966
Total non-mortgage loans	41,887	28,745
Total loans, gross	2,308,020	1,921,572
Net deferred loan origination costs	1,081	468
Allowance for credit losses	(22,502)	(26,154)
Loans receivable, net	$ 2,286,599	$ 1,895,886

(1) As of December 31, 2023, consumer loans include $8.0 million of microloans. As of December 31, 2024, these microloans were charged-off.

The Company's lending activities are conducted principally in metropolitan New York City. The Company primarily grants loans secured by real estate to individuals and businesses pursuant to an established credit policy applicable to each type of lending activity in which it engages. Although collateral provides assurance as a secondary source of repayment, the Company ordinarily requires the primary source of repayment to be based on the borrowers' ability to generate continuing cash flows. The Company also evaluates the collateral and creditworthiness of each customer. The credit policy provides that depending on the borrowers' creditworthiness and type of collateral, credit may be extended up to predetermined percentages of the market value of the collateral or on an unsecured basis. Real estate is the primary form of collateral. Other important forms of collateral are time deposits and marketable securities.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

For disclosures related to the ACL and credit quality, the Company does not have any disaggregated classes of loans below the segment level.

Credit-Quality Indicators: Internally assigned risk ratings are used as credit-quality indicators, which are reviewed by management on a quarterly basis.

The objectives of the Company's risk-rating system are to provide the Board of Directors and senior management with an objective assessment of the overall quality of the loan portfolio, to promptly and accurately identify loans with well-defined credit weaknesses so that timely action can be taken to minimize credit loss, to identify relevant trends affecting the collectability of the loan portfolio, to isolate potential problem areas and to provide essential information for determining the adequacy of the allowance for credit losses.

Below are the definitions of the Company's internally assigned risk ratings:

Strong Pass – Loans to new or existing borrowers collateralized at least 90 percent by an unimpaired deposit account at the Company.

Good Pass – Loans to a new or existing borrower in a well-established enterprise in excellent financial condition with strong liquidity and a history of consistently high level of earnings, cash flow and debt service capacity.

Satisfactory Pass – Loans to a new or existing borrower of average strength with acceptable financial condition, satisfactory record of earnings and sufficient historical and projected cash flow to service the debt.

Performance Pass – Loans that evidence strong payment history but document less than average strength, financial condition, record of earnings, or projected cash flows with which to service debt.

Special Mention – Loans in this category are currently protected but show one or more potential weaknesses and risks which may inadequately protect collectability or borrower's ability to meet repayment terms at some future date if the weakness or weaknesses are not monitored or remediated.

Substandard – Loans that are inadequately protected by the repayment capacity of the borrower or the current sound net worth of the collateral pledged, if any. Loans in this category have well defined weaknesses and risks that jeopardize their repayment. They are characterized by the distinct possibility that some loss may be sustained if the deficiencies are not remedied.

Doubtful – Loans that have all the weaknesses of loans classified as "Substandard" with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable.

Loans within the top four categories above are considered pass rated, as commonly defined. Risk ratings are assigned as necessary to differentiate risk within the portfolio. Risk ratings are reviewed on an ongoing basis and revised to reflect changes in the borrowers' financial condition and outlook, debt service coverage capability, repayment performance, collateral value and coverage as well as other considerations.

The following tables present credit risk ratings by loan segment as of December 31, 2024 and 2023:

	December 31, 2024						
	Mortgage Loans				Nonmortgage Loans		
	1-4 Family	Multifamily	Nonresidential	Construction and Land	Business	Consumer	Total Loans
				(in thousands)			
Risk Rating:							
Pass	$461,043	$ 650,526	$ 387,496	$ 720,422	$39,628	$ 1,035	$2,260,150
Special mention	5,507	8,270	2,402	3,180	1,221	—	20,580
Substandard	5,866	11,363	—	10,058	—	3	27,290
Total	$472,416	$ 670,159	$ 389,898	$ 733,660	$40,849	$ 1,038	$2,308,020

	December 31, 2023						
	Mortgage Loans				Nonmortgage Loans		Total Loans
	1-4 Family	Multifamily	Nonresidential	Construction and Land	Business	Consumer	
				(in thousands)			
Risk Rating:							
Pass	$485,747	$ 546,471	$ 339,726	$ 497,266	$19,759	$ 8,966	$1,897,935
Special mention	2,150	1,109	2,527	—	—	—	5,786
Substandard	8,103	2,979	90	6,659	20	—	17,851
Total	$496,000	$ 550,559	$ 342,343	$ 503,925	$19,779	$ 8,966	$1,921,572

An aging analysis of loans, as of December 31, 2024 and 2023, is as follows:

	December 31, 2024						
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual Loans	90 Days or More Accruing
				(in thousands)			
Mortgage loans:							
1-4 Family residential							
Investor-Owned	$ 324,552	$ 2,275	$ 2,790	$ 436	$ 330,053	$ 436	$ —
Owner-Occupied	137,926	1,670	909	1,858	142,363	1,858	—
Multifamily residential	652,267	5,119	2,502	10,271	670,159	10,271	—
Nonresidential properties	386,606	890	2,402	—	389,898	—	—
Construction and land	720,422	—	3,180	10,058	733,660	10,058	—
Nonmortgage loans:							
Business	39,346	123	1,037	343	40,849	343	—
Consumer	1,035	—	3	—	1,038	—	—
Total	$2,262,154	$10,077	$ 12,823	$ 22,966	$2,308,020	$ 22,966	$ —

	December 31, 2023						
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual Loans	90 Days or More Accruing
				(in thousands)			
Mortgage loans:							
1-4 Family residential							
Investor-Owned	$ 342,896	$ —	$ —	$ 793	$ 343,689	$ 793	$ —
Owner-Occupied	150,181	—	—	2,130	152,311	2,130	—
Multifamily residential	546,471	1,109	—	2,979	550,559	2,979	—
Nonresidential properties	342,343	—	—	—	342,343	—	—
Construction and land	497,266	—	—	6,659	503,925	6,659	—
Nonmortgage loans:							
Business	19,240	366	8	165	19,779	165	—
Consumer	7,423	536	1,007	—	8,966	—	—
Total	$1,905,820	$ 2,011	$ 1,015	$ 12,726	$1,921,572	$ 12,726	$ —

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The following schedules detail the composition of the ACL and the related recorded investment in loans as of December 31, 2024, 2023, and 2022, respectively.

For the Year Ended December 31, 2024

| | Mortgage Loans | | | | | Nonmortgage Loans | | Total |
	1-4 Family Investor Owned	1-4 Family Owner Occupied	Multifamily	Nonresidential	Construction and Land	Business	Consumer	For the Period
					(in thousands)			
Allowance for credit losses:								
Balance, beginning of period	$ 4,415	$ 2,012	$ 4,365	$ 3,176	$ 4,807	$ 531	$ 6,848	$ 26,154
(Benefit) provision charged to expense	(267)	(228)	639	(472)	2,903	1,307	(2,366)	1,516
Charge-offs	—	—	—	(7)	—	(734)	(5,148)	(5,889)
Recoveries	—	—	—	—	—	9	712	721
Balance, end of period	$ 4,148	$ 1,784	$ 5,004	$ 2,697	$ 7,710	$ 1,113	$ 46	$ 22,502
Ending balance: individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ 343	$ —	$ 343
Ending balance: collectively evaluated for impairment	4,148	1,784	5,004	2,697	7,710	770	46	22,159
Total	$ 4,148	$ 1,784	$ 5,004	$ 2,697	$ 7,710	$ 1,113	$ 46	$ 22,502
Loans:								
Ending balance: individually evaluated for impairment	$ 436	$ 1,858	$ 10,271	$ —	$ 10,058	$ 343	$ —	$ 22,966
Ending balance: collectively evaluated for impairment	329,617	140,505	659,888	389,898	723,602	40,506	1,038	2,285,054
Total	$330,053	$142,363	$ 670,159	$ 389,898	$ 733,660	$ 40,849	$ 1,038	$2,308,020

For the Year Ended December 31, 2023

| | Mortgage Loans | | | | | Nonmortgage Loans | | Total |
	1-4 Family Investor Owned	1-4 Family Owner Occupied	Multifamily	Nonresidential	Construction and Land	Business	Consumer	For the Period
					(in thousands)			
Allowance for credit losses:								
Balance, beginning of period	$ 3,863	$ 1,723	$ 8,021	$ 2,724	$ 2,683	$ 120	$ 15,458	$ 34,592
(Benefit) provision charged to expense	(214)	143	306	(126)	3,035	235	(2,142)	1,237
Impact of CECL Adoption	766	146	(3,962)	578	(911)	236	57	(3,090)
Charge-offs	—	—	—	—	—	(63)	(7,227)	(7,290)
Recoveries	—	—	—	—	—	3	702	705
Balance, end of period	$ 4,415	$ 2,012	$ 4,365	$ 3,176	$ 4,807	$ 531	$ 6,848	$ 26,154
Ending balance: individually evaluated for impairment	$ —	$ 72	$ —	$ —	$ —	$ 161	$ —	$ 233
Ending balance: collectively evaluated for impairment	4,415	1,940	4,365	3,176	4,807	370	6,848	25,921
Total	$ 4,415	$ 2,012	$ 4,365	$ 3,176	$ 4,807	$ 531	$ 6,848	$ 26,154
Loans:								
Ending balance: individually evaluated for impairment	$ 793	$ 2,130	$ 2,979	$ —	$ 6,659	$ 165	$ —	$ 12,726
Ending balance: collectively evaluated for impairment	342,896	150,181	547,580	342,343	497,266	19,614	8,966	1,908,846
Total	$343,689	$152,311	$ 550,559	$ 342,343	$ 503,925	$ 19,779	$ 8,966	$1,921,572

	For the Year Ended December 31, 2022							
	Mortgage Loans					Nonmortgage Loans		Total
	1-4 Family Investor Owned	1-4 Family Owner Occupied	Multifamily	Nonresidential	Construction and Land	Business	Consumer	For the Period
					(in thousands)			
Allowance for credit losses:								
Balance, beginning of year	$ 3,540	$ 1,178	$ 5,684	$ 2,165	$ 2,024	$ 306	$ 1,455	$ 16,352
Provision (benefit) charged to expense	167	506	2,337	559	659	(280)	20,098	24,046
Charge-offs	—	—	—	—	—	—	(6,660)	(6,660)
Recoveries	156	39	—	—	—	94	565	854
Balance, end of year	$ 3,863	$ 1,723	$ 8,021	$ 2,724	$ 2,683	$ 120	$ 15,458	$ 34,592
Ending balance: individually evaluated for impairment	$ 63	$ 96	$ —	$ 37	$ —	$ —	$ —	$ 196
Ending balance: collectively evaluated for impairment	3,800	1,627	8,021	2,687	2,683	120	15,458	34,396
Total	$ 3,863	$ 1,723	$ 8,021	$ 2,724	$ 2,683	$ 120	$ 15,458	$ 34,592
Loans:								
Ending balance: individually evaluated for impairment	$ 5,269	$ 4,315	$ —	$ 801	$ 7,567	$ —	$ —	$ 17,952
Ending balance: collectively evaluated for impairment	338,699	130,563	494,667	307,242	177,451	39,965	19,129	1,507,716
Total	$343,968	$134,878	$ 494,667	$ 308,043	$ 185,018	$ 39,965	$ 19,129	$1,525,668

Loans are considered impaired when current information and events indicate all amounts due may not be collectable according to the contractual terms of the related loan agreements. Impaired loans are identified by applying normal loan review procedures in accordance with the allowance for credit losses methodology. Management periodically assesses loans to determine whether impairment exists. Any loan that is, or will potentially be, no longer performing in accordance with the terms of the original loan contract is evaluated to determine impairment.

The following information relates to impaired loans as of and for the years ended December 31, 2024, 2023, and 2022:

As of and For the Year Ended December 31, 2024	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized on a Cash Basis
				(in thousands)			
Mortgage loans:							
1-4 Family residential	$ 2,280	$ 2,294	$ —	$ 2,294	$ —	$ 2,420	$ 22
Multifamily residential	10,032	10,271	—	10,271	—	5,557	223
Nonresidential properties	—	—	—	—	—	317	—
Construction and land	10,058	10,058	—	10,058	—	6,501	1,335
Nonmortgage loans:							
Business	343	—	343	343	343	246	3
Consumer	—	—	—	—	—	—	—
Total	$ 22,713	$ 22,623	$ 343	$ 22,966	$ 343	$ 15,041	$ 1,583

As of and For the Year Ended December 31, 2023	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment (in thousands)	Related Allowance	Average Recorded Investment	Interest Income Recognized on a Cash Basis
Mortgage loans:							
1-4 Family residential	$ 2,906	$ 2,475	$ 448	$ 2,923	$ 72	$ 4,812	$ 82
Multifamily residential	2,966	2,979	—	2,979	—	1,463	151
Nonresidential properties	—	—	—	—	—	198	—
Construction and land	6,650	6,659	—	6,659	—	8,211	—
Nonmortgage loans:							
Business	165	—	165	165	161	104	—
Consumer	—	—	—	—	—	—	—
Total	$ 12,687	$ 12,113	$ 613	$ 12,726	$ 233	$ 14,788	$ 233

As of and For the Year Ended December 31, 2022	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment (in thousands)	Related Allowance	Average Recorded Investment	Interest Income Recognized on a Cash Basis
Mortgage loans:							
1-4 Family residential	$ 9,986	$ 7,827	$ 1,757	$ 9,584	$ 159	$ 11,072	$ 307
Multifamily residential	—	—	—	—	—	630	—
Nonresidential properties	843	457	344	801	37	1,930	30
Construction and land	7,567	7,567	—	7,567	—	6,408	—
Nonmortgage loans:							
Business	—	—	—	—	—	3	—
Consumer	—	—	—	—	—	—	—
Total	$ 18,396	$ 15,851	$ 2,101	$ 17,952	$ 196	$ 20,043	$ 337

The Company adopted Accounting Standards Update ("ASU") 2022-02 on January 1, 2023. Since adoption, the Company modified one loan with borrowers experiencing financial difficulty. These modifications may include a reduction in interest rate, an extension in term, principal forgiveness and/or any other than insignificant payment delay. At December 31, 2024, there was one loan in the amount of $0.2 million that was modified to a borrower experiencing financial difficulty. At December 31, 2023, there were no loans with modifications to borrowers experiencing financial difficulty.

Prior to the adoption of ASU 2022-02 on January 1, 2023, the Company classified certain loans as TDR loans when credit terms to a borrower in financial difficulty were modified, in accordance with ASC 310-40. With the adoption of ASU 2022-02 as of January 1, 2023, the Company has ceased to recognize or measure for new TDRs but those existing at December 31, 2022 will remain until settled.

At December 31, 2024 and 2023, there were 18 and 21 TDR loans totaling $5.4 million and $5.9 million of which $4.7 million and $5.2 million are on accrual status, respectively. There were no commitments to lend additional funds to borrowers whose loans have been modified in a TDR.

Write-off and write-down of Microloans

In 2020, the Company entered into a business arrangement with the FinTech startup company Grain Technologies, Inc. ("Grain"). Grain's product is a mobile application geared to the underbanked, minorities and new generations entering the financial services market. In employing this mobile application, the Bank uses non-traditional underwriting methodologies to provide revolving credit to borrowers who otherwise may gravitate to using alternative non-bank lenders. Under the terms of its former agreement with Grain, the Bank was the lender for Grain-originated microloans with credit lines currently up to $1,500 and, where applicable, the depository for related security deposits. Grain originated and serviced these microloans and is responsible for maintaining compliance with the Bank's origination and servicing standards, as well as applicable regulatory and legal requirements. If a microloan was found to be fraudulent, became 90 days delinquent upon 90 days of origination or defaulted due to a failure of Grain to properly service the microloan, the Bank's applicable standards for origination or servicing were deemed to have not been complied with and the microloan was put back to Grain, who then became responsible for the microloan and any related losses. The microloans put back to Grain were accounted for

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

as an "other asset," specifically referred to herein as the "Grain Receivable." The Company discontinued originating new loans with Grain after May 31, 2022.

On November 1, 2023, Ponce Financial Group, Inc. and Grain signed a Perpetual Software License Agreement in order for the Bank to assume the servicing of the remaining microloans. In order to facilitate the transfer of the servicing responsibilities to the Bank, Grain granted the Bank a perpetual right and license to use the Grain software, including the source code to service the remaining loans.

At December 31, 2024, the Bank charged-off its microloans that were previously outstanding. From inception of the microloan arrangement through December 31, 2024, 45,322 microloans amounting to $23.9 million have been deemed to be fraudulent and put back to Grain. The Company has written-down a total of $15.3 million, net of recoveries, of the Grain Receivable and received $6.8 million in cash. The Bank also opted to use the $1.8 million grant it received from the U.S. Treasury Department's Rapid Response Program to defray the Grain Receivable. Additionally, the Company wrote-off its equity investment in Grain of $1.0 million during the year ended December 31, 2022. As of December 31, 2024, the Company has no remaining microloan exposure. The $0.2 million and $1.5 million of recoveries for the years ended December 31, 2024 and 2023, respectively, and $17.9 million write-off for the year ended December 31, 2022 related to microloans are included in non-interest expense in the accompanying Consolidated Statements of Operations.

Total Microloans Exposure as of December 31, 2024
(in thousands)

Microloans Receivable from Grain		
Microloans originated - put back (inception-to-December 31, 2024)	$	23,903
Write-downs, net of recoveries (year to date as of December 31, 2024)		(15,258)
Cash receipts (inception-to-December 31, 2024)		(6,819)
Grant/reserve (inception-to-December 31, 2024)		(1,826)
Net receivable as of December 31, 2024	$	—
Microloans Receivables from Borrowers		
Microloans receivable as of December 31, 2024	$	—
Allowance for credit losses as of December 31, 2024		—
Microloans, net of allowance for credit losses as of December 31, 2024	$	—
Investments		
Investment in Grain	$	1,000
Investment in Grain write-off third quarter of 2022		(1,000)
Net investment as of December 31, 2024	$	—
Total exposure related to microloans as of December 31, 2024 [1]	$	—

(1) At December 31, 2024, the Company had no remaining exposure to microloan borrowers. These loans were charged-off.

Off-Balance Sheet Credit Losses

Also included within the scope of the CECL standard are off-balance sheet loan commitments, which includes the unfunded portion of committed lines of credit and construction loans.

The Company estimates expected credit losses over the contractual period in which the company is exposed to credit risk through a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet exposures is adjusted as a provision for credit loss expense. The Company uses similar assumptions and risk factors that are developed for collectively evaluated financing receivables. This estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments to be funded over its estimated life.

At December 31, 2024 and 2023, the allowance for off-balance sheet credit losses was $2.8 million and $3.6 million, respectively, which is included in the "Other liabilities" on the Consolidated Statements of Financial Condition. During the years ended December 31, 2024 and 2023, the Company had $0.8 million in benefit for credit losses and $2.3 million in provision for credit losses, respectively, for off-balance-sheet items, which are included in "(Benefit) provision for contingencies" on the Consolidated Statements of Operations.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The following table presents the activity in the allowance for off-balance-sheet credit losses:

	December 31,		
	2024		**2023**
	(in thousands)		
Allowance for credit losses on unfunded commitment at beginning of period	$ 3,613	$	354
Impact on CECL adoption	—		948
(Benefit) provision for credit losses	(783)		2,311
Allowance for credit losses on unfunded commitment at end of period	$ 2,830	$	3,613

Note 6. Premises and Equipment

A summary of premises and equipment at December 31, 2024 and 2023 is as follows:

	December 31,		
	2024		**2023**
	(in thousands)		
Land	$ 932	$	932
Buildings and improvements	4,717		4,717
Leasehold improvements	16,553		15,982
Furniture, fixtures and equipment	10,021		8,611
	32,223		30,242
Less: accumulated depreciation and amortization	(15,429)		(14,189)
Total premises and equipment	$ 16,794	$	16,053

Depreciation and amortization expense amounted to $2.0 million and $1.8 million, respectively, for the years ended December 31, 2024 and 2023 and are included in occupancy and equipment in the accompanying consolidated statements of operations.

Note 7. Leases

The Company has 17 operating leases for branches (including headquarters) and office spaces and six operating leases for equipment. Our leases have remaining lease terms ranging from less than one year to approximately 14.1 years, none of which has a renewal option reasonably certain of exercise, which has been reflected in the Company's calculation of lease term.

Certain leases have escalation clauses for operating expenses and real estate taxes. The Company's non-cancelable operating lease agreements expire through 2040.

Supplemental balance sheet information related to leases was as follows:

	December 31,		
	2024		**2023**
	(Dollars in thousands)		
Operating lease ROU assets	$ 29,093	$	31,272
Operating lease liabilities	30,696		32,684
Weighted-average remaining lease term-operating leases	12.0 years		12.6 years
Weighted average discount rate-operating leases	5.1%		4.9%

The components of lease expense and cash flow information related to leases were as follows:

| | | For the Years Ended December 31, | | |
		2024	2023	2022
		(Dollars in thousands)		
Lease Cost				
Operating lease cost	Occupancy and equipment	$ 4,111	$ 4,150	$ 4,416
Operating lease cost	Other operating expenses	26	20	7
Short-term lease cost	Other operating expenses	23	19	11
Variable lease cost	Occupancy and equipment	160	126	155
Total lease cost		$ 4,320	$ 4,315	$ 4,589

The Company's minimum annual rental payments under the terms of the leases are as follows at December 31, 2024:

Years ended December 31:	Minimum Rental (in thousands)
2025	$ 3,979
2026	3,887
2027	3,737
2028	3,775
2029	3,326
Thereafter	24,558
Total Minimum payments required	43,262
Less: implied interest	12,566
Present value of lease liabilities	$ 30,696

Lease Commitments: As of December 31, 2024, there are noncancelable operating leases for office space that expire on various dates through 2040. Certain of these leases contain escalation clauses providing for increased rental based on pre-scheduled annual increases or on increases in real estate taxes.

Note 8. Deposits

Deposits at December 31, 2024 and 2023 are summarized as follows:

	December 31,	
	2024	2023
	(in thousands)	
Demand [1]	$ 169,178	$ 185,151
Interest-bearing deposits:		
NOW/IOLA accounts [1]	62,616	77,909
Money market accounts	636,219	432,735
Reciprocal deposits	130,677	96,860
Savings accounts	105,870	114,139
Total NOW, money market, reciprocal and savings	935,382	721,643
Certificates of deposit of $250K or more [2]	204,293	167,530
Brokered certificates of deposits [3]	94,531	98,729
Listing service deposits [3]	7,376	14,433
Certificates of deposit less than $250K [2]	474,104	320,134
Total certificates of deposit	780,304	600,826
Total interest-bearing deposits	1,715,686	1,322,469
Total deposits	$ 1,884,864	$ 1,507,620

(1) As of December 31, 2023, $58.2 million was reclassified from demand to NOW/IOLA accounts.

(2) As of December 31, 2023, $35.4 million were reclassified from all other certificates of deposit less than $250K to certificates of deposit of $250K or more.

(3) As of December 31, 2024, there were no individual listing service deposits amounting to $250,000 or more. As of December 31, 2023, there were $0.3 million in individual listing service deposits amounting to $250,000 or more. All brokered certificates of deposit individually amounted to less than $250,000.

At December 31, 2024, scheduled maturities of certificates of deposit were as follows:

December 31,

	(in thousands)
2025	$ 670,622
2026	57,764
2027	46,356
2028	3,019
2029	2,543
Thereafter	—
	$ 780,304

Overdrawn deposit accounts that have been reclassified to loans amounted to $0.1 million both as of December 31, 2024 and 2023.

Note 9. Borrowings

The Bank had outstanding advances from the FHLBNY at December 31, 2024 and the FHLBNY and the FRBNY at December 31, 2023 as indicated below.

FHLBNY Advances: As a member of FHLBNY, the Bank has the ability to borrow from the FHLBNY based on a certain percentage of the value of the Bank's qualified collateral, as defined in FHLBNY Statement of Credit Policy, at the time of the borrowing. In accordance with an agreement with FHLBNY, the qualified collateral must be free and clear of liens, pledges and encumbrances.

The Bank had $571.1 million and $380.4 million of outstanding advances from the FHLBNY at December 31, 2024 and December 31, 2023, respectively. The Bank had $25.0 million in overnight line of credit advance from the FHLBNY at December 31, 2024 and no overnight line of credit advance from the FHLBNY at December 31, 2023.

FRBNY Advances: The Bank also had no term advances outstanding from the FRBNY at December 31, 2024. The Bank had $304.0 million of outstanding term advances from the FRBNY at December 31, 2023.

Borrowed funds at December 31, 2024 and 2023 consist of the following and are summarized by maturity and call date below:

	December 31, 2024			December 31, 2023		
	Scheduled Maturity	Redeemable at Call Date	Weighted Average Rate	Scheduled Maturity	Redeemable at Call Date	Weighted Average Rate
	(Dollars in thousands)					
FHLBNY line of credit advance	$ 25,000	$ 25,000	4.69%	$ —	$ —	—%
FHLBNY and FRBNY Term advances ending:						
2024	—	—	—	363,321	363,321	4.55
2025	100,000	100,000	4.48	50,000	50,000	4.41
2026	200,000	200,000	4.25	—	—	—
2027	212,000	212,000	3.44	212,000	212,000	3.44
2028	9,100	9,100	3.84	9,100	9,100	3.84
2029	50,000	50,000	3.35	—	—	—
Thereafter	—	—	—	50,000	50,000	3.35
	$ 596,100	$ 596,100	3.94%	$ 684,421	$ 684,421	4.10%

Interest expense on advances totaled $27.5 million, $25.5 million and $6.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 10. Derivatives and Hedging

During 2023, the Company entered into two derivative financial instruments contracts to enhance its ability to manage interest rate risk that exist as part of its ongoing operations. The Company manages these risks as part of its asset and liability management process. The Company utilized derivative financial instruments to accommodate the business needs and to hedge the exposure that this creates for the Company. All derivatives are recognized as either assets or liabilities on the balance sheet and are measured at fair value. The Company does not use derivative financial instruments for trading purposes.

Interest Rate Swaps

The Bank is a party to two interest rate swap transactions designated as fair value hedges. One interest rate swap is for a period of two years effective October 12, 2023 and terminates on November 1, 2025 with a notional amount of $150.0 million. The Bank will pay a fixed rate of interest of 4.885% and receive the Secured Overnight Financing Rate ("SOFR") rate. The other interest rate swap is for a period of three years effective October 12, 2023 and terminates on November 1, 2026 with a notional amount of $100.0 million. The Bank will pay a fixed rate of interest of 4.62% and receive the SOFR rate. See Note 20 ("Subsequent Event") of the Notes to the Consolidated Financial Statements.

The table presents the notional amount and fair value of derivatives designated as hedging instruments, as well as their location on the Consolidated Statements of Financial Condition.

	Notional	Fair Value	
		Loans Receivable (in thousands)	Other Liabilities
As of December 31, 2024			
Derivatives Designated as Hedging Instruments			
Interest rate swap contracts	$ 250,000	$ 2,005	$ 2,005
Total Derivatives	$ 250,000	$ 2,005	$ 2,005

	Notional	Fair Value	
		Loans Receivable (in thousands)	Other Liabilities
As of December 31, 2023			
Derivatives Designated as Hedging Instruments			
Interest rate swap contracts	$ 250,000	$ 4,435	$ 4,435
Total Derivatives	$ 250,000	$ 4,435	$ 4,435

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 11. Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2024, 2023 and 2022 consists of the following:

	For the Years Ended December 31,		
	2024	2023	2022
	(in thousands)		
Federal:			
Current	$ 748	$ 105	$ —
Deferred	2,410	773	(6,064)
	3,158	878	(6,064)
State and local:			
Current	1,482	1,452	1,094
Deferred	276	696	(7,467)
	1,758	2,148	(6,373)
Valuation allowance	(203)	(525)	5,592
Provision (benefit) for income taxes	$ 4,713	$ 2,501	$ (6,845)

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2024, 2023 and 2022 to income before income taxes as a result of the following:

	For the Years Ended December 31,		
	2024	2023	2022
	(in thousands)		
Income tax, at federal rate	$ 3,294	$ 1,229	$ (7,738)
State and local tax, net of federal benefit	1,389	1,697	(5,035)
Valuation allowance, net of federal benefit	(203)	(525)	5,592
Other	233	100	336
Provision (benefit) for income taxes	$ 4,713	$ 2,501	$ (6,845)

Management maintains a valuation allowance against its net New York State and New York City deferred tax as it is unlikely these deferred tax assets will be utilized to reduce the Company's tax liability in future years. For the years ended December 31, 2024 and 2023, the valuation allowance decreased by $0.2 million and decreased by $0.5 million, respectively. In 2022, the Company generated large net operating losses in New York State and New York City which increased the 2022 valuation allowance.

Management has determined that it is not required to establish a valuation allowance against any other deferred tax assets in accordance with GAAP since it is more likely than not that the deferred tax assets will be fully utilized in future periods. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and the projected future taxable income over the periods that the temporary differences comprising the deferred tax assets will be deductible.

For federal income tax purposes, a financial institution may carry net operating losses ("NOLs") to forward tax years indefinitely. The use of NOLs to offset income is limited to 80% of taxable income. At December 31, 2024, the Company has fully utilized the federal NOL carryforward.

The state and city of New York allow for a three-year carryback period and carryforward period of twenty years on NOLs generated on or after tax year 2015. For tax years prior to 2015, no carryback period is allowed. Furthermore, there are post-2015 carryforwards available of $66.5 million for New York State purposes and $32.8 million for New York City purposes. Finally, for New Jersey purposes, losses may only be carried forward 20 years, with no allowable carryback period. At December 31, 2024, the Bank has fully utilized the New Jersey NOL carryforward.

At December 31, 2024 and 2023, the Company had no unrecognized tax benefits recorded. The Company does not expect that the total amount of unrecognized tax benefits will significantly increase in the next twelve months.

The Company is subject to U.S. federal income tax, New York State income tax, Connecticut income tax, New Jersey income tax, Florida income tax and New York City income tax. The Company is no longer subject to examination by taxing authorities for years before 2021.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are presented below:

| | At December 31, | |
	2024	2023
	(in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 6,942	$ 8,118
Interest on nonaccrual loans	1,265	734
Unrealized loss on available-for-sale securities	4,141	4,230
Amortization of intangible assets	46	13
Operating lease liabilities	9,470	10,145
Net operating losses	6,656	8,131
Charitable contribution carryforward	1,476	1,751
Compensation and benefits	844	647
Other	1,627	1,748
Total gross deferred tax assets	32,467	35,517
Deferred tax liabilities:		
Depreciation of premises and equipment	724	863
Right of use assets	8,975	9,707
Deferred loan fees	337	145
Other	139	49
Total gross deferred tax liabilities	10,175	10,764
Valuation allowance	10,218	10,421
Net deferred tax assets	$ 12,074	$ 14,332

The deferred tax expense (benefit) has been allocated between operations and equity as follows:

| | For the Years Ended December 31, | | |
	2024	2023	2022
	(in thousands)		
Equity	$ 89	$ 547	$ (4,378)
Operations	2,483	944	(7,939)
	$ 2,572	$ 1,491	$ (12,317)

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 12. Compensation and Benefit Plans

Ponce Bank Employee Stock Ownership Plan with 401(k) Provisions (the "KSOP"). The KSOP is for eligible employees of Ponce Bank and those of its affiliates. The named executive officers are eligible to participate in the KSOP just like other employees. An employee must attain the age of 21 and will be eligible to participate in the 401(k) features of the KSOP in the quarter following thirty days of service and the ESOP feature of the KSOP upon the first entry date commencing on or after the eligible employee's completion of one year of service. Employees are eligible to participate in the 401(k) Plan at the beginning of each quarter (January 1, April 1, July 1, or October 1).

401(k) Component:

Under the 401(k) features of the KSOP ("401(k) Component"), a participant may elect to defer, on a pre-tax basis, the maximum amount as permitted by the Internal Revenue Code. For 2024, the salary deferral contribution limit was $23,000; provided, however, that a participant over age 50 may contribute an additional $7,500 to the 401(k) for a total of $30,500. In addition to salary deferral contributions, Ponce Bank may make discretionary matching contributions, discretionary profit sharing contributions or safe harbor contributions to the 401(k) Component. Discretionary matching contributions are allocated on the basis of salary deferral contributions. Discretionary profit sharing contributions are based on three classifications set forth in the 401(k) feature (i) Class A — Chairman, President, and Executive Vice Presidents; (ii) Class B — Senior Vice Presidents, Vice Presidents and Assistant Vice Presidents; and (iii) Class C — all other eligible employees. The contribution for a class will be the same percentage of compensation for all participants in that class. If Ponce Bank decides to make a safe harbor contribution for a plan year, each participant will receive a contribution equal to 3% of his or her compensation for the plan year.

A participant is always 100% vested in his or her salary deferral contributions and safe harbor contributions. Discretionary matching and profit sharing contributions are 20% vested after two years of service, plus an additional 20% for each additional year of service; so all participants are fully vested in such contributions after six years of service. Participants also will become fully vested in his or her account balance in the 401(k) Component automatically upon normal retirement, death or disability, a change in control, or termination of the KSOP. Generally, participants will receive distributions from the KSOP upon separation from service in accordance with the terms of the governing document.

ESOP Component:

On September 29, 2017, in connection with the Bank's reorganization into the mutual holding company form of organization, the ESOP trustee purchased, on behalf of the ESOP, 723,751 shares of PDL Community Bancorp common stock. The ESOP funded its stock purchase with a loan ("First ESOP loan") from PDL Community Bancorp in the amount of $7.2 million, which was equal to the aggregate purchase price of the common stock. The First ESOP loan is being repaid principally through Ponce Bank's contributions to the ESOP over the 15-year term of such loan. The interest rate for the First ESOP loan is 2.60%.

On January 27, 2022, concurrent with the completion of the conversion and reorganization of Ponce Bank Mutual Holding Company from a mutual form to a stock form of organization and the merger of PDL Community Bancorp with and into Ponce Financial Group, Inc., the shares of PDL Community Bancorp common stock held by the KSOP were converted into 977,880 shares of Ponce Financial Group, Inc. common stock.

On January 27, 2022, the KSOP trustee purchased, on behalf of the ESOP feature of the KSOP ("ESOP Component"), an additional 1,097,353 shares of Ponce Financial Group, Inc. common stock, or 4.44% of the total number of shares of Ponce Financial Group, Inc. common stock outstanding on January 27, 2022 (including shares issued to the Foundation). The KSOP funded this stock purchase with a loan ("Second ESOP loan") from Ponce Financial Group, Inc. in the amount of $11.0 million, which was equal to the aggregate purchase price of the common stock. The Second ESOP loan is being repaid principally through Ponce Bank's contributions to the ESOP Component over the 15-year term of such loan. The interest rate for the Second ESOP loan is 1.82%.

The trustee of the trust funding the KSOP holds the shares of Ponce Financial Group, Inc. common stock purchased by the KSOP in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the loans are repaid. The trustee will allocate the shares released among participants on the basis of each participant's proportional share of qualifying compensation relative to all participants participating in the ESOP Component. A participant will become 100% vested in his or her account balance in the ESOP Component after three years of service. In addition, participants will become fully vested in his or her account balance in the ESOP Component automatically upon normal retirement, death or disability, a change in control, or termination of the KSOP. Generally, participants will receive distributions from the KSOP upon separation from service in accordance with the terms of the plan document. The KSOP reallocates any unvested shares of Ponce Financial Group, Inc. common stock forfeited upon termination of employment among the remaining participants in the ESOP Component.

Contributions to the ESOP are to be sufficient to pay principal and interest currently due under the loan agreement. Under applicable accounting requirements, Ponce Bank will record a compensation expense for the ESOP at the average market price of the shares as they are committed to be released from the unallocated suspense account to participants' accounts, which may be more or less than the original issue price. The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in the earnings of Ponce Financial Group, Inc. The ESOP shares become outstanding for earnings per share computations (see Note 13). As of December 31, 2024, the combined outstanding balance of both the First ESOP loan and Second ESOP loan was $11.8 million.

A summary of the ESOP shares as of December 31, 2024 and 2023 are as follows:

	2024	2023
	(Dollars in thousands)	
Shares committed-to-be released	133,744	133,744
Shares allocated to participants	511,935	437,880
Unallocated shares	1,301,988	1,435,732
Total	1,947,667	2,007,356
Fair value of unallocated shares	$ 16,926	$ 14,013

The Company recognized ESOP related compensation expense, including ESOP equalization expense, of $1.5 million, $1.2 million and $1.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Supplemental Executive Retirement Plan:

The Bank maintains a non-qualified supplemental executive retirement plan ("SERP") for the benefit of two key executive officers. The SERP expenses recognized for the years ended December 31, 2024, 2023 and 2022 were $0.1 million each for the one key executive officer.

2018 Incentive Plan

The Company's stockholders approved the PDL Community Bancorp 2018 Long-Term Incentive Plan (the "2018 Incentive Plan") at the Special Meeting of Stockholders on October 30, 2018. The maximum number of shares of common stock which can be issued under the 2018 Incentive Plan is 1,248,469. Of the 1,248,469 shares, the maximum number of shares that may be awarded under the 2018 Incentive Plan pursuant to the exercise of stock options or stock appreciation rights ("SARs") is 891,764 shares (all of which may be granted as incentive stock options), and the number of shares of common stock that may be issued as restricted stock awards or restricted stock units is 356,705 shares. However, the 2018 Incentive Plan contains a flex feature that provides that awards of restricted stock and restricted stock units in excess of the 356,705 share limitation may be granted but each share of stock covered by such excess award shall reduce the 891,764 share limitation for awards of stock options and SARs by 3.0 shares of common stock. The Company converted 462,522 awards of stock options into 154,174 restricted stock units in 2018, 45,000 awards of stock options into 15,000 restricted stock units in 2020 and 191,145 awards of stock options into 63,715 restricted stock units in 2022.

Under the 2018 Incentive Plan, the Company made grants equal to 674,645 shares on December 4, 2018 which include 119,176 incentive options to executive officers, 44,590 non-qualified options to outside directors, 322,254 restricted stock units to executive officers, 40,000 restricted stock units to non-executive officers and 148,625 restricted stock units to outside directors. During the year ended December 31, 2020, the Company awarded 40,000 incentive options and 15,000 restricted stock units to non-executive officers under the 2018 Incentive Plan. Awards to directors generally vest 20% annually beginning with the first anniversary of the date of grant. Awards to a director with fewer than five years of service at the time of grant vest over a longer period and will not become fully vested until the director has completed ten years of service. Awards to the executive officer who is not a director vest 20% annually beginning on December 4, 2020. On April 1, 2022, the Company awarded 23,718 incentive options to an executive officer, 30,659 incentive options to non-executive officers and 13,952 non-qualified options to an outside director. In addition, on April 1, 2022 the Company awarded 40,460 restricted stock units to executive officers and 23,255 restricted stock units to outside directors. As of December 31, 2024 and 2023, the maximum number of stock options and SARs remaining to be awarded under the Incentive Plan was 46,739 and 4,883, respectively, after the conversion from PDL Community Bancorp common stock to Ponce Financial Group, Inc. common stock.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, the maximum number of shares of common stock that may be issued as restricted stock or restricted stock units remaining to be awarded under the Incentive Plan was 697 shares for both periods.

The product of the number of units granted and the grant date market price of the Company's common stock determine the fair value of restricted stock units under the Company's 2018 Incentive Plan. Management recognizes compensation expense for the fair value of restricted stock units on a straight-line basis over the requisite service period for the entire award.

2023 Long-Term Incentive Plan

The Company's stockholders approved the 2023 Long-Term Incentive Plan (the "2023 Incentive Plan") at the Special Meeting of Stockholders on June 15, 2023. The maximum number of shares of common stock which can be issued under the Plan is 1,920,368. Of the 1,920,368 shares, the maximum number of shares that may be awarded under the Plan pursuant to the exercise of stock options or stock appreciation rights ("SARs") is 1,371,691 shares (all of which may be granted as incentive stock options), and the number of shares of common stock that may be issued as restricted stock awards or restricted stock units is 548,677 shares.

Under the 2023 Incentive Plan, the Company made grants equal to 1,102,464 shares on December 7, 2023 which include 302,500 premium incentive options to executive officers, 90,000 non-qualified premium options to outside directors, 47,500 non-premium incentive options to non-executive officers, 488,784 restricted stock units to executive officers, 2,500 restricted stock units to non-executive officers and 171,180 restricted stock units to outside directors. A total of 670,176 options were converted to restricted stock units. As of December 31, 2024, the maximum number of stock options and SARs remaining to be awarded under the 2023 Incentive Plan were 90,092 premium incentive options and 173,923 non-premium incentive options. As of December 31, 2024, the maximum number of shares of common stock that may be issued as restricted stock or restricted stock units remaining to be awarded under the 2023 Incentive Plan was 112,105 shares.

A summary of the Company's restricted stock units activity and related information for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested, beginning of year	745,873	$ 9.52
Granted	—	—
Vested	(176,883)	9.50
Forfeited	(2,500)	9.50
Non-vested at December 31	566,490	$ 9.53

	December 31, 2023	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested, beginning of year	245,840	$ 9.40
Granted	662,464	9.50
Vested	(161,734)	9.27
Forfeited	(697)	9.15
Non-vested at December 31	745,873	$ 9.52

Compensation expense related to restricted stock units for the years ended December 31, 2024, 2023 and 2022 was $1.6 million, $1.6 million and $1.4 million, respectively. As of December 31, 2024, the total remaining unrecognized compensation cost related to restricted stock units was $5.1 million, which is expected to be recognized over the next 16 quarters.

A summary of the Company's stock options awards activity and related information for the years ended December 31, 2024 and 2023 are as follows:

| | December 31, 2024 | | |
| | | Weighted-Average Exercise Price | |
	Options		Per Share
Outstanding, beginning of year	792,621	$	9.90
Granted	—		—
Exercised	—		—
Forfeited	(44,356)		9.24
Outstanding at December 31	748,265	$	9.94
Exercisable at December 31 [1]	343,848	$	9.21

| | December 31, 2023 | | |
| | | Weighted-Average Exercise Price | |
	Options		Per Share
Outstanding, beginning of year	352,621	$	8.97
Granted	440,000		10.65
Exercised	—		—
Forfeited	—		—
Outstanding at December 31 [1]	792,621	$	9.90
Exercisable at December 31 [1]	261,648	$	8.88

(1) The aggregate intrinsic value, which represents the difference between the price of the Company's common stock at respective periods and the stated exercise price of the underlying options, was $2.3 million for outstanding options and $1.3 million for exercisable options at December 31, 2024 and $0 for outstanding options and $0.2 million for exercisable options at December 31, 2023.

The weighted-average exercise price for outstanding options as of December 31, 2024 was $9.94 per share and the weighted-average remaining contractual life is 7.4 years. The weighted-average period over which it is expected to be recognized is 4.2 years. There were 343,848 and 261,648 shares exercisable as of December 31, 2024 and 2023. Total compensation costs related to stock options recognized was $0.5 million, $0.2 million and $0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the total remaining unrecognized compensation cost related to unvested stock options was $1.5 million, which is expected to be recognized over the next 16 quarters.

The fair value of each option grant is estimated on the date of grant using Black-Scholes option pricing model with the following weighted average assumptions:

| | For the Years Ended December 31, | |
	2024 [1]	2023
Dividend yield	N/A	0.00%
Expected life	N/A	5.5-7.5 years
Expected volatility	N/A	37.19%
Risk-free interest rate	N/A	4.71%
Weighted average grant date fair value	N/A	$ 4.04

(1) For the year ended December 31, 2024, no new options were granted.

The expected volatility is based on the Company's historical volatility. The expected life is an estimate based on management's review of the various factors and calculated using the simplified method for plain vanilla options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

Treasury Stock:

As of December 31, 2024 and 2023, 925,497 shares and 1,101,191 shares, respectively, were held as treasury stock as a result of restricted stock units vested during 2024 and share buy-backs and restricted stock units vested during 2023, respectively.

Note 13. Earnings Per Common Share

The following table presents a reconciliation of the number of common shares used in the calculation of basic and diluted earnings per common share:

	For the Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands except share data)		
Net income (loss) available to common stockholders	$ 10,334	$ 3,352	$ (30,001)
Common shares outstanding for basic EPS:			
Weighted average common shares outstanding	23,819,684	24,263,952	24,246,912
Less: Weighted average unallocated Employee Stock Ownership Plan (ESOP) shares	1,385,030	1,518,635	1,555,969
Basic weighted average common shares outstanding	22,434,654	22,745,317	22,690,943
Basic earnings (loss) per common share	$ 0.46	$ 0.15	$ (1.32)
Potential dilutive common shares:			
Add: Dilutive effect of restricted stock awards and stock options	117,061	76,996	—
Diluted weighted average common shares outstanding	22,551,715	22,822,313	22,690,943
Diluted earnings (loss) per common share	$ 0.46	$ 0.15	$ (1.32)

Note 14. Commitments, Contingencies and Credit Risk

Financial Instruments With Off-Balance-Sheet Risk: In the normal course of business, financial instruments with off-balance-sheet risk may be used to meet the financing needs of customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized on the Consolidated Statements of Financial Condition. The contractual amounts of these instruments reflect the extent of involvement in particular classes of financial instruments.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. The same credit policies are used in making commitments and contractual obligations as for on-balance-sheet instruments. Financial instruments whose contractual amounts represent credit risk at December 31, 2024 and 2023 are as follows:

	December 31,	
	2024	2023
	(in thousands)	
Commitments to grant mortgage loans	$ 359,170	$ 529,768
Unfunded commitments under lines of credit	52,329	61,739
	$ 411,499	$ 591,507

Commitments to Grant Mortgage Loans: Commitments to grant mortgage loans are agreements to lend to a customer as long as all terms and conditions are met as established in the contract. Commitments generally have fixed expiration dates or other termination clauses, and may require payment of a fee by the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties. Material losses are not anticipated as a result of these transactions.

Commitments to Sell Loans at Lock-in Rates: In order to assure itself of a marketplace to sell its loans, the Bank has agreements with investors who will commit to purchase loans at locked-in rates. The Bank has off-balance sheet market risk to the extent that the Bank does not obtain matching commitments from these investors to purchase the loans. This will expose the Bank to the lower of cost or market valuation environment.

Repurchases, Indemnifications and Premium Recaptures: Loans sold by the Bank under investor programs are subject to repurchase or indemnification if they fail to meet the origination criteria of those programs. In addition, loans sold to investors are also subject to repurchase or indemnifications if the loan is two or three months delinquent during a set period which usually varies from six months to a year after the loan is sold. There are no open repurchase or indemnification requests for loans sold as a correspondent lender or where the Company acted as a broker in the transaction as of December 31, 2024.

Unfunded Commitments Under Lines of Credit: Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extension of credit to existing customers. These lines of credit are uncollateralized and usually contain a specified maturity date and, ultimately, may not be drawn upon to the total extent to which the Company is committed.

Unfunded Commitments with Oaktree: In December of 2021, the Bank committed to invest $5.0 million in Oaktree SBIC Fund, L.P. ("Oaktree"). As of December 31, 2024, the total unfunded commitment was $1.7 million.

Unfunded Commitments with Silvergate: In April of 2022, the Company committed to invest $5.2 million for the year ended December 31, 2024 in EJF Silvergate Ventures Fund LP ("Silvergate"). As of December 31, 2024, the total unfunded commitment was $1.4 million.

Letters of Credit: Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Letters of credit are largely cash secured.

Concentration by Geographic Location: Loans, commitments to extend credit and letters of credit have been granted to customers who are located primarily in the New York City metropolitan area. Generally, such loans most often are secured by one-to-four family residential properties. The loans are expected to be repaid from the borrowers' cash flows.

Legal Matters: The Company is involved in various legal proceedings which have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

Note 15. Fair Value

The following fair value hierarchy is used based on the lowest level of input significant to the fair value measurement. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Cash and Cash Equivalents, Placements with Banks, Accrued Interest Receivable, Advance Payments by Borrowers for Taxes and Insurance, and Accrued Interest Payable: The carrying amount is a reasonable estimate of fair value. These assets and liabilities were not recorded at fair value on a recurring basis.

Available-for-Sale Securities: These financial instruments are recorded at fair value in the consolidated financial statements on a recurring basis. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted prices are not available, then fair values are estimated by using pricing models (e.g., matrix pricing) or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. Examples of such instruments include government agency bonds and mortgage-backed securities. Level 3 securities are securities for which significant unobservable inputs are utilized. There were no changes in valuation techniques used to measure similar assets during the period.

FHLBNY Stock: The carrying value of FHLBNY stock approximates fair value since the Bank can redeem such stock with FHLBNY at cost. As a member of the FHLBNY, the Company is required to purchase this stock, which we carry at cost and classified as restricted equity securities.

Loans Receivable: For variable rate loans, which reprice frequently and have no significant change in credit risk, carrying values are a reasonable estimate of fair values, adjusted for credit losses inherent in the portfolios. The fair value of fixed rate loans is estimated by discounting the future cash flows using estimated market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, adjusted for credit losses inherent in the portfolios. Impaired loans are valued using a present value discounted cash flow method, or the fair value of the collateral. Loans are not recorded at fair value on a recurring basis.

Mortgage Loans Held for Sale: Mortgage loans held for sale, at fair value, consists primarily of mortgage loans originated for sale by the Bank and accounted for under the fair value option. These assets are valued using stated investor pricing for substantially equivalent loans as Level 2. In determining fair value, such measurements are derived based on observable market data, investor commitments, or broker quotations, including whole-loan transaction pricing and similar market transactions adjusted for portfolio composition, servicing value and market conditions. Loans held for sale by the Bank are carried at the lower of cost or fair value as determined by investor bid prices.

Under the fair value option, management has elected, on an instrument-by-instrument basis, fair value accounting for substantially all forms of mortgage loans originated for sale on a recurring basis. As of December 31, 2024, the fair value carrying amount of mortgages held for sale under the fair value option was $10.7 million and the aggregate unpaid principal balance amounted to $9.9 million.

Other Real Estate Owned: Other real estate owned represents real estate acquired through foreclosure, and is recorded at fair value less estimated disposal costs on a nonrecurring basis. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the asset is classified as Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the asset is classified as Level 3.

Deposits: The fair values of demand deposits, savings, NOW, reciprocal deposits and money market accounts equal their carrying amounts, which represent the amounts payable on demand at the reporting date. Fair values for fixed-term, fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on certificates of deposit to a schedule of aggregated expected monthly maturities on such deposits. Deposits are not recorded at fair value on a recurring basis.

FHLBNY Advances: The fair value of the advances is estimated using a discounted cash flow calculation that applies current market-based FHLBNY interest rates for advances of similar maturity to a schedule of maturities of such advances. These borrowings are not recorded at fair value on a recurring basis.

Derivatives: The Company works directly with a third-party vendor to provide periodic valuations for its interest-rate risk-management agreements to determine fair value of its interest rate swaps executed for interest-rate risk management. The vendor utilizes standard valuation methodologies applicable to interest rate derivatives based on readily observable market data and are therefore considered Level 2 valuations.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Off-Balance-Sheet Instruments: Fair values for off-balance-sheet instruments (lending commitments and letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Off-balance-sheet instruments are not recorded at fair value on a recurring basis.

The following tables detail the assets that are carried at fair value and measured at fair value on a recurring basis as of December 31, 2024 and 2023, and indicate the level within the fair value hierarchy utilized to determine the fair value:

Description	Total		Level 1		Level 2		Level 3
				December 31, 2024			
				(in thousands)			
Available-for-Sale Securities, at fair value:							
U.S. Government Bonds	$	2,873	$	2,873	$	—	$	—
Corporate bonds		20,404		330		20,074		—
Mortgage-Backed Securities:							
Collateralized Mortgage Obligations		28,535		—		28,535		—
FHLMC Certificates		7,662				7,662		
FNMA Certificates		45,408		—		45,408		—
GNMA Certificates		88		—		88		—
Mortgage Loans Held for Sale, at fair value		10,736		—		10,736		—
Interest rate swap		2,005		—		2,005		—
	$	117,711	$	3,203	$	114,508	$	—

Description	Total		Level 1		Level 2		Level 3
				December 31, 2023			
				(in thousands)			
Available-for-Sale Securities, at fair value:							
U.S. Government Bonds	$	2,784	$	2,784	$	—	$	—
Corporate bonds		23,668		536		23,132		—
Mortgage-Backed Securities:							
Collateralized Mortgage Obligations		33,148		—		33,148		—
FHLMC Certificates		8,681		—		8,681		—
FNMA Certificates		51,517		—		51,517		—
GNMA Certificates		104		—		104		—
Mortgage Loans Held for Sale, at fair value		9,980		—		9,980		—
Interest rate swap		4,435		—		4,435		—
	$	134,317	$	3,320	$	130,997	$	—

Management's assessment and classification of an investment within a level can change over time based upon maturity or liquidity of the investment and would be reflected at the beginning of the quarter in which the change occurred.

The following tables detail the assets carried at fair value and measured at fair value on a nonrecurring basis as of December 31, 2024 and 2023 and indicate the fair value hierarchy utilized to determine the fair value:

	Total		Level 1		Level 2		Level 3
				December 31, 2024			
				(in thousands)			
Impaired loans	$	22,966	$	—	$	—	$	22,966

	Total		Level 1		Level 2		Level 3
				December 31, 2023			
				(in thousands)			
Impaired loans	$	12,726	$	—	$	—	$	12,726

Losses on assets carried at fair value on a nonrecurring basis were de minimis for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the carrying values and estimated fair values of the Company's financial instruments were as follows:

	Carrying Amount	Fair Value Measurements Level 1	Level 2	Level 3	Total
			(in thousands)		
December 31, 2024					
Financial assets:					
Cash and cash equivalents	$ 139,839	$139,839	$ —	$ —	$ 139,839
Available-for-sale securities, at fair value	104,970	3,203	101,767	—	104,970
Held-to-maturity securities, at amortized cost	367,938	—	355,294	—	355,294
Placements with banks	249	—	249	—	249
Mortgage loans held for sale, at fair value	10,736	—	10,736	—	10,736
Loans receivable, net	2,286,599	—	—	2,260,989	2,260,989
Accrued interest receivable	17,771	—	17,771	—	17,771
FHLBNY stock	29,182	29,182	—	—	29,182
Interest rate swap	2,005	—	2,005	—	2,005
Financial liabilities:					
Deposits:					
Demand deposits	169,178	169,178	—	—	169,178
Interest-bearing deposits	935,382	935,382	—	—	935,382
Certificates of deposit	780,304	—	778,603	—	778,603
Advance payments by borrowers for taxes and insurance	10,349	—	10,349	—	10,349
Borrowings	596,100	—	586,562	—	586,562
Interest rate swap	2,005	—	2,005	—	2,005
Accrued interest payable	3,712	—	3,712	—	3,712

	Carrying Amount	Fair Value Measurements Level 1	Level 2	Level 3	Total
			(in thousands)		
December 31, 2023					
Financial assets:					
Cash and cash equivalents	$ 139,190	$139,190	$ —	$ —	$ 139,190
Available-for-sale securities, at fair value	119,902	3,320	116,582	—	119,902
Held-to-maturity securities, at amortized cost	461,748	—	450,042	—	450,042
Placements with banks	249	—	249	—	249
Mortgage loans held for sale, at fair value	9,980	—	9,980	—	9,980
Loans receivable, net	1,895,886	—	—	1,844,507	1,844,507
Accrued interest receivable	18,010	—	18,010	—	18,010
FHLBNY stock	19,377	19,377	—	—	19,377
Interest rate swap	4,435	—	4,435	—	4,435
Financial liabilities:					
Deposits:					
Demand deposits (1)	185,151	185,151	—	—	185,151
Interest-bearing deposits (1)	721,643	721,643	—	—	721,643
Certificates of deposit	600,826	—	594,234	—	594,234
Advance payments by borrowers for taxes and insurance	10,778	—	10,778	—	10,778
Borrowings	684,421	—	674,155	—	674,155
Interest rate swap	4,435	—	4,435	—	4,435
Accrued interest payable	11,965	—	11,965	—	11,965

(1) As of December 31, 2023, $58.2 million was reclassified from demand deposits to interest-bearing deposits.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The Company recognizes transfers between levels of the valuation hierarchy at the end of the applicable reporting periods. There were no transfers of Level 3 assets in the fair value hierarchy at December 31, 2024 and 2023. Fair value for Level 3 securities was determined using a third-party pricing service with limited levels of activity and price transparency.

Off-Balance-Sheet Instruments: There loan commitments on which the committed interest rate is less than the current market rate insignificant at December 31, 2024 and 2023.

The fair value information about financial instruments are disclosed, whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The estimated fair value amounts for 2024 and 2023 have been measured as of their respective period-ends and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than amounts reported at each period.

The information presented should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other banks may not be meaningful.

Note 16. Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal Reserve Board, the OCC and the U.S. Department of Housing and Urban Development. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's operations and financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation require the maintenance of minimum amounts and ratios (set forth in the table below) of total risk-based and Tier 1 capital to risk-weighted assets (as defined), common equity Tier 1 capital (as defined), and Tier 1 capital to adjusted total assets (as defined) adjusted total assets (as defined). As of December 31, 2024 and 2023, the applicable capital adequacy requirements specified below have been met.

The below minimum capital requirements exclude the capital conservation buffer required to avoid limitations on capital distributions including dividend payments and certain discretionary bonus payments to executive officers. The applicable capital buffer for the Bank was 13.5% and 15.3% at December 31, 2024 and 2023, respectively.

The most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, common equity risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There were no conditions or events since then that have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2024 and 2023 as compared to regulatory requirements are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
December 31, 2024						
Ponce Financial Group, Inc.						
Total Capital to Risk-Weighted Assets	$546,128	22.98%	$190,147	8.00%	$237,684	10.00%
Tier 1 Capital to Risk-Weighted Assets	520,796	21.91%	142,611	6.00%	190,147	8.00%
Common Equity Tier 1 Capital Ratio	295,796	12.44%	106,958	4.50%	154,495	6.50%
Tier 1 Capital to Total Assets	520,796	17.70%	117,715	4.00%	147,144	5.00%
Ponce Bank						
Total Capital to Risk-Weighted Assets	$507,632	21.47%	$189,137	8.00%	$236,421	10.00%
Tier 1 Capital to Risk-Weighted Assets	482,300	20.40%	141,853	6.00%	189,137	8.00%
Common Equity Tier 1 Capital Ratio	482,300	20.40%	106,390	4.50%	153,674	6.50%
Tier 1 Capital to Total Assets	482,300	15.81%	122,011	4.00%	152,514	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
December 31, 2023						
Ponce Financial Group, Inc.						
Total Capital to Risk-Weighted Assets	$533,513	25.06%	$170,302	8.00%	$212,878	10.00%
Tier 1 Capital to Risk-Weighted Assets	507,042	23.82%	127,727	6.00%	170,302	8.00%
Common Equity Tier 1 Capital Ratio	282,042	13.25%	95,795	4.50%	138,371	6.50%
Tier 1 Capital to Total Assets	507,042	19.71%	102,911	4.00%	128,639	5.00%
Ponce Bank						
Total Capital to Risk-Weighted Assets	$492,622	23.30%	$169,153	8.00%	$211,441	10.00%
Tier 1 Capital to Risk-Weighted Assets	466,151	22.05%	126,865	6.00%	169,153	8.00%
Common Equity Tier 1 Capital Ratio	466,151	22.05%	95,149	4.50%	137,437	6.50%
Tier 1 Capital to Total Assets	466,151	17.49%	106,591	4.00%	133,239	5.00%

Note 17. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

		December 31, 2024	
	December 31, 2023	Change	December 31, 2024
	(in thousands)		
Unrealized losses on available-for-sale securities, net	$ (15,649)	$ 352	$ (15,297)
Total	$ (15,649)	$ 352	$ (15,297)

	December 31, 2022	December 31, 2023		December 31, 2023
		Change		
		(in thousands)		
Unrealized losses on available-for-sale securities, net	$ (17,860)	$ 2,211	$	(15,649)
Total	$ (17,860)	$ 2,211	$	(15,649)

Note 18. Transactions with Related Parties

Directors, executive officers and non-executive officers of the Company have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Aggregate loan transactions with related parties for the years ended December 31, 2024, 2023, and 2022 were as follows:

	For the Years Ended December 31,		
	2024	2023	2022
	(in thousands)		
Beginning balance	$ 8,810	$ 8,318	$ 5,631
Originations	1,880	1,725	6,418
Payments	(3,019)	(1,233)	(3,731)
Ending balance	$ 7,671	$ 8,810	$ 8,318

The Company held deposits in the amount of $8.8 million, $8.4 million and $8.0 million from officers and directors at December 31, 2024, 2023 and 2022, respectively.

Note 19. Parent Company Only Financial Statements

The following are the condensed financial statements of the Parent as of and for the years ended December 31, 2024 and 2023.

	December 31,	
ASSETS	2024	2023
	(in thousands)	
Cash and cash equivalents	$ 13,889	$ 13,808
Investment in Ponce Bank	467,003	450,502
Investment in Lending Front	1,000	1,000
Investment in Bamboo	4,392	3,723
Loan receivable - ESOP	12,235	13,317
Other assets	7,238	9,468
Total assets	$ 505,757	$ 491,818
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities and accrued expenses	$ 257	$ 423
Stockholders' equity	505,500	491,395
Total liabilities and stockholders' equity	$ 505,757	$ 491,818

	For the Years Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Interest on ESOP loan	$ 272	$ 294	$ 302
Interest on other deposits	—	—	4
Net interest income	272	294	306
Non-interest expense:			
Share-based compensation expense	2,074	1,888	1,567
Management fee expense	557	712	504
Office occupancy and equipment	69	96	80
Professional fees	2,204	2,042	1,938
Contribution to the Ponce De Leon Foundation	—	—	4,995
Other non-interest expenses	94	100	1,086
Total noninterest expense	4,998	4,838	10,170
Loss before income taxes	(4,726)	(4,544)	(9,864)
Benefit for income taxes	(977)	(834)	(2,009)
Equity in undistributed earnings of Ponce Bank	14,721	7,062	(22,146)
Net income (loss)	$ 10,972	$ 3,352	$ (30,001)
Dividends on preferred stock	638	—	—
Net income (loss) available to common stockholders	$ 10,334	$ 3,352	$ (30,001)

	For the Years Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Cash Flows from Operating Activities:			
Net income (loss)	$ 10,972	$ 3,352	$ (30,001)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Equity in undistributed earnings of subsidiaries	(14,721)	(7,062)	22,146
Investment in Grain write-off	—	—	1,000
Deferred income tax (benefit)	2,983	(798)	239
Share-based compensation expense	2,074	1,888	1,567
Decrease in other assets	(753)	(968)	(750)
Net (decrease) increase in other liabilities	(299)	250	992
Net cash provided by (used in) operating activities	256	(3,338)	(4,807)
Cash Flows from Investing Activities:			
Investment in Lending Front	—	—	(1,000)
Investment in Bamboo	(669)	(1,223)	(2,500)
Investment in Ponce Bank	—	—	(302,322)
Loan to the ESOP	—	—	(10,974)
Repayment of ESOP Loan	1,082	1,060	1,052
Net cash provided by (used in) investing activities	413	(163)	(315,744)
Cash Flows from Financing Activities:			
Common stock issued from vesting of restricted stock units	—	—	2
Proceeds from issuance of preferred stock	—	—	225,000
Contribution to Ponce De Leon Foundation	—	—	(1,000)
Repurchase of treasury shares	—	(11,009)	—
Dividends paid on preferred stock	(588)	—	—
Net cash (used in) provided by financing activities	(588)	(11,009)	224,002
Net increase (decrease) in cash and cash equivalents	81	(14,510)	(96,549)
Cash and cash equivalents at beginning of year	13,808	28,318	124,867
Cash and cash equivalents at end of year	$ 13,889	$ 13,808	$ 28,318

Note 20. Subsequent Events

On January 10, 2025, the Bank signed two termination agreements to terminate the two interest rate swap transactions designated as fair value hedges. One interest rate swap was for a period of two years effective October 12, 2023 and terminates on November 1, 2025 with a notional amount of $150.0 million. The Bank made a payment on January 14, 2025 in the amount of $0.9 million to terminate this swap. The other interest rate swap was for a period of three years effective October 12, 2023 and terminates on November 1, 2026 with a notional amount of $100.0 million. The Bank made a payment on January 14, 2025 in the amount of $0.9 million to terminate this swap. See Note 10 ("Derivatives and Hedging") of the Notes to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure

a) Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2024. Based on that evaluation, the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

b) Management's Annual Report

The management of the Company is responsible for establishing and maintaining adequate internal control (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's Chief Executive Officer and Chief Financial Officer regarding the reliability of financial reporting and preparation of the Company's financial statements in accordance with GAAP.

In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's assessment, the Company believes that, as of December 31, 2024, the Company's internal control over financial reporting is effective based on the criteria established by Internal Control—Integrated Framework (2013) issued by COSO.

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Forvis Mazars, LLP, an independent registered public accounting firm, as stated in its report which is included in Item 8 of this Annual Report on Form 10-K.

c) Changes in Internal Control Over Financial Reporting

There were no significant changes made in the Company's internal control over financial reporting during the fourth quarter of the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2024, no directors or executive officers of the Company adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) and /or any "Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

The "Proposal I - Election of Directors – Directors, and – Executive Officer who is not a Director" sections of the Company's definitive proxy statement for the Company's 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") are incorporated herein by reference.

Item 11. Executive Compensation.

The "Executive Compensation" section of the 2025 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The "Voting Securities and Principal Holders" and "Executive Compensation – Benefit Plans and Agreements – Long-Term Incentive Plan" sections of the Company's 2025 Proxy statement are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The "Transactions with Certain Related Persons, - Board Independence and -Meetings and Committees of the Board of Directors" sections of the Company's 2025 Proxy statement are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The "Proposal II - Ratification of Appointment of Independent Registered Public Accounting Firm" section of the 2025 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1)   Financial Statements

The following are filed as a part of this Form 10-K under Item 8:

(A)   Reports of Independent Registered Public Accounting Firm

(B)   Consolidated Statements of Financial Condition as of December 31, 2024 and 2023

(C)   Consolidated Statements of Operations for the Years ended December 31, 2024, 2023, and 2022

(D)   Consolidated Statements of Comprehensive Income (Loss) for the Years ended December 31, 2024, 2023, and 2022

(E)   Consolidated Statements Stockholders' Equity for the Years ended December 31, 2024, 2023, and 2022

(F)   Consolidated Statements of Cash Flows for the Years ended December 31, 2024, 2023, and 2022

(G)   Notes to the Consolidated Financial Statements.

(a)(2)   Financial Statement Schedules

None.

(a)(3)   Exhibits

Exhibit Index

Exhibit Number	Description
3.1	Articles of Incorporation of Ponce Financial Group, Inc. (attached as Exhibit 3.1 to the Registrant's Form S-1 (File No. 333-258394) filed with the Commission on August 3, 2021).
3.2	Bylaws of Ponce Financial Group, Inc. (attached as Exhibit 3.2 to the Registrant's Form S-1 (File No. 333-258394) filed with the Commission on August 3, 2021).
3.3	Articles Supplementary to the Charter of Ponce Financial Group, Inc. (attached as Exhibit 3.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on June 9, 2022).
4.1	Form of Common Stock Certificate of Ponce Financial Group, Inc. (attached as Exhibit 4.0 to the Registrant's amendment No. 1 to the Form S-1 (File No, 333-258394) filed with the Commission on November 5, 2021).
4.2	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.(attached as Exhibit 4.2 to Ponce Financial Group's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-41255) filed with the Commission on March 31, 2022).
10.1†	Ponce Bank Employee Stock Ownership Program with 401(k) provisions. (attached as Exhibit 10.1 to the Registrant's Form 10-K (Filed No. 001-41255) filed with the Commission on March 21, 2023).
10.2†	Amendment No.1 to the Ponce Bank Employee Stock Ownership Program with 401(k) provisions. (attached as Exhibit 10.2 to the Registrant's Form 10-K (File No. 001-41255) filed with the Commission on March 21, 2003).
10.3†	Ponce De Leon Federal Deferred Compensation Plan (attached as Exhibit 10.3 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.4†	Employment Agreement, dated as of March 23, 2017, by and between Ponce de Leon Federal Bank and Carlos P. Naudon (attached as Exhibit 10.4 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.5†	Employment Agreement entered into by and among Ponce Bank Mutual Holding Company, PDL Community Bancorp and Carlos P. Naudon (attached as Exhibit 10.5 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.6†	Employment Agreement, dated March 23, 2017, by and between Ponce De Leon Federal Bank and Steven Tsavaris (attached as Exhibit 10.6 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.7†	Employment Agreement entered into by and among Ponce Bank Mutual Holding Company, PDL Community Bancorp and Steven Tsavaris (attached as Exhibit 10.7 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.8†	Change in Control Agreement between Ponce Bank and Sergio Vaccaro, dated November 26, 2024 (attached as Exhibit 10.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on November 27, 2024).
10.9†*	Form of Change in Control Agreement with certain executive officers.
10.10†*	Specimen Form of Restricted Stock Unit Award Agreement for Employees under the 2018 Long Term Incentive Plan.

10.11†*	Specimen Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the 2018 Long Term Incentive Plan.
10.12†*	Specimen Form of Stock Option Agreement for Employees under the 2018 Long Term Incentive Plan.
10.13†*	Specimen Form of Stock Option Agreement for Non-Employee Directors under the 2018 Long Term Incentive Plan.
10.14†*	Specimen Form of Restricted Stock Unit Award Agreement for Employees under the 2023 Long Term Incentive Plan.
10.15†*	Specimen Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the 2023 Long Term Incentive Plan.
10.16†*	Specimen Form of Stock Option Agreement for Employees under the 2023 Long Term Incentive Plan.
10.17†*	Specimen Form of Stock Option Agreement for Non-Employee Directors under the 2023 Long Term Incentive Plan.
10.18†*	Specimen Form of Premium Stock Option Agreement for Employees under the 2023 Long Term Incentive Plan.
10.19†*	Specimen Form of Premium Stock Option Agreement for Non-Employee Directors under the 2023 Long Term Incentive Plan.
10.21†	PDL Community Bancorp 2018 Long-Term Incentive Plan (attached as Exhibit 99.1 to the Registrant's Form S-8 (File No. 333-262674) filed with the Commission on February 11, 2022).
10.22†	Ponce Financial Group, Inc. 2023 Long-Term Incentive Plan (attached as Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-41255) filed with the Commission on June 16, 2023).
10.23	Letter Agreement and Securities Purchase Agreement, dated June 7, 2022, by and among Ponce Financial Group and Treasury (attached as Exhibit 10.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on June 9, 2022).
10.24	Registration Rights Agreement between Ponce Financial Group and the Treasury, dated June 7, 2022 (attached as Exhibit 10.2 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on June 9, 2022).
10.25	ECIP Securities Purchase Option Agreement dated December 20, 2024, by and between Ponce Financial Group, Inc. and the United States Department of the Treasury (attached as Exhibit 10.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on December 23, 2025).
19.1*	Ponce Financial Group Insider Trading and Confidentiality Policy.
21.1	Subsidiaries of the Registrant (attached as Exhibit 21.1 to the Registrant's Form10-K (File No. 0001-41255) filed with the Commission on March 19, 2024).
23.1*	Consent of Forvis Mazars, LLP
23.2*	Consent of Mazars USA LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Compensation Recovery Policy (attached as Exhibit 97.1 to the Registrant's Form 10-K (File No. 001-41255) filed with the Commission on March 19, 2024).
101.INS	XBRL Instance Document (embedded within the Inline XBRL)
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.
† Management contract or compensatory plan.

Item 16.   FORM 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ponce Financial Group, Inc.

Date: March 13, 2025   By: /s/ Carlos P. Naudon

                    Carlos P. Naudon
                    President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Carlos P. Naudon **Carlos P. Naudon**	President, Chief Executive Officer and Director	March 13, 2025
/s/ Sergio J. Vaccaro **Sergio J. Vaccaro**	Executive Vice President and Chief Financial Officer	March 13, 2025
/s/ Steven A. Tsavaris **Steven A. Tsavaris**	Executive Chairman and Director	March 13, 2025
/s/ James Demetriou **James Demetriou**	Director	March 13, 2025
/s/ William Feldman **William Feldman**	Director	March 13, 2025
/s/ Julio Gurman **Julio Gurman**	Director	March 13, 2025
/s/ Maria Alvarez **Maria Alvarez**	Director	March 13, 2025
/s/ Nick Lugo **Nick Lugo**	Director	March 13, 2025
/s/ James Perez **James Perez**	Director	March 13, 2025

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Headquarters

Ponce Bank
2244 Westchester Avenue
Bronx, NY 10462

Representative Office

Florida
1600 Ponce De Leon Drive
Coral Gables, Florida 33134

Branch Locations

The Bronx

Southern Blvd
980 Southern Boulevard
Bronx, NY 10459

170th Street
51 East 170th Street
Bronx, NY 10452

Westchester Avenue
2244 Westchester Avenue
Bronx, NY 10462

Riverdale
5560 Broadway
Bronx, NY 10463

Manhattan

106th Street
207 East 106th Street
New York, NY 10029

Stuyvesant Town
319 1st Avenue
New York, NY 10003

New Jersey

Union City
3821 Bergenline Avenue
Union City, NJ 07087

Queens

Jackson Heights
37-60 82nd Street
Jackson heights, NY 11372

Astoria
34-05 Broadway
Astoria, NY 11106

Forest Hills
100-20 Queens Boulevard
Forest Hills, NY 11375

Brooklyn

Smith Street
169 Smith Street
Brooklyn, NY 11201

Flatlands
1900 Ralph Avenue
Brooklyn, NY 11234

Bensonhurst
2047 86th Street
Brooklyn, NY 11214

Mortgage Origination Locations

Jackson Heights
37-60 82nd Street, 3rd Floor
Jackson heights, NY 11372

Flushing Office
135-14 Northern Boulevard
Flushing NY 11354

NJ Office
42 South Washington Avenue
Bergenfield, NJ 07621

Jamaica Office
189-10 Hillside Avenue Suite E
Hollis, NY 11423

poncebank.com
f ◎ poncebank



In the Community.
Of the Community.
For the Community.

En la Communidad.
De la Communidad.
Para la Communidad.

